5/19



82- SUBMISSIONS FACING SH



03024604

Follow-Up Materials

MICROFICHE CON... LABEL

REGISTRANT'S NAME Chevalier International Holdings Limited

*CURRENT ADDRESS 22/F., Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 4203 FISCAL YEAR 3/31/99

** Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: NM

DATE : 7/15/03



（於百慕達註冊成立之有限公司）




CHEVALIER

目錄

財務日誌

事項	日期
中期業績公佈	一九九八年十二月二十九日
末期業績公佈	一九九九年八月三日
截止過戶日期	
中期	一九九九年一月二十五日至二十九日
末期	一九九九年九月十七日至二十三日
股東週年大會	一九九九年九月二十三日
派發股息	
中期股息每股港幣二仙	一九九九年三月十二日
末期股息每股港幣三仙	一九九九年十一月二日

(所列帳項均為港幣)

下列為本集團截至一九九九年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

	1995	1996	1997	1998	**1999**
財政項目(百萬元)					
總資產	6,133	8,660	11,447	10,296	**5,632**
總負債	3,595	6,377	8,704	8,234	**3,589**
少數股東權益	992	849	1,114	315	**295**
股東權益	1,546	1,434	1,629	1,747	**1,748**
股本(發行股數—百萬)	713	739	755	1,025	**1,115**
營業額	2,944	4,971	5,464	7,478	**11,693**
股東應佔溢利	202	145	241	195	**153**
每股計算					
盈利	25仙	18仙	29仙	22仙	**15仙**
股息	10仙	12.5仙	10.5仙	9仙	**5仙**
資產淨值(按帳面值)	1.97元	1.76元	1.96元	1.71元	**1.57元**

營業額



百萬港元
12000
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
2,944
4,971
5,464
7,478
11,693
1995
1996
1997
1998
1999

股東應佔溢利



百萬港元
250
225
200
175
150
125
100
75
50
25
0
202
145
241
195
153
1995
1996
1997
1998
1999

股東權益



百萬港元
2000
1750
1500
1250
1000
750
500
250
0
1,546
1,434
1,629
1,747
1,748
1995
1996
1997
1998
1999

執行董事

周亦卿 *(主席兼董事總經理)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure,
Gold Rays with Rosette (Jpn)
郭海生 *(副董事總經理)*
馮伯坤
馮和順
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事

Iain Leonard DALE O.B.E.
鄭明訓 J.P.
黃宏發 O.B.E. (Hon.), J.P.

秘書

簡嘉翰

核數師

德勤 • 關黃陳方會計師行
香港執業會計師
香港中環干諾道中一一一號
永安中心二十六樓

主要往來銀行

美國大通銀行
香港上海滙豐銀行
上海商業銀行
渣打銀行

律師

齊伯禮律師行
顏施甘百慕達律師行

註冊辦事處

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

主要營業地點

香港九龍灣
宏開道八號
其士商業中心二十二樓

主要股份過戶登記處

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

香港股份過戶登記分處及過戶代理

標準證券登記有限公司
香港中環干諾道中一一一號
永安中心五樓

網址

http://www.chevalier.com

香港特別行政區政府工務局

其士(建築)有限公司	— 第一名冊 — 樓宇建築(丙組)
其士(機電工程)有限公司	— 電器裝置(第III組)
其士(環境技術)有限公司	— 為污水過濾廠供應及安裝機電設備
	— 供應及裝置濾水器
其士(香港)有限公司	— 空調及製冷裝置(第II組)
	— 工業類電器裝置
	— 柴油發動機的安裝
	— 搬運及起重機械的安裝
	— 升降機及自動梯
	— 機械廠及設備的製造及設立(第II組)
	— 供應及裝置抽水系統及相連的水管工程
	— 供應及裝置濾水器
其士(衞星通訊)有限公司	— 廣播接收裝置
	— 防盜及保安裝置－試用期
	— 電子音響設備的供應及安裝－試用期
	— 供應及裝置無線電子儀器－試用期
	— 供應及裝置電子影像器材－試用期
其士(土木工程)有限公司	— 第一名冊－承建商名冊乙組(試用期)港口工程項目
聯益建造有限公司	— 第一名冊－樓宇建築(丙組) －水務工程(丙組) －道路及渠務(甲組)試用期

香港環境保護署

其士(環境技術)有限公司	— 空氣質素監察站(設計、建造、操作)

機電工程署

其士(香港)有限公司	— 建築工地升降機及塔式工作平台(安全)條例 — 註冊承建商

消防署

其士(機電工程)有限公司	— 消防裝置承辦商(第二組別)

電訊管理局

其士(商業系統)有限公司	— 無線電銷售牌照(放寬限制)
	— 示範／展覽牌照(放寬限制)
其士(衞星通訊)有限公司	— 衞星電視公共天線系統牌照
其士(傳訊服務)有限公司	— 公共無線電通訊服務牌照
	— 無線電商牌照(放寬限制)

香港房屋委員會

其士(香港)有限公司	— 冷氣及通風系統承建商
	— 備用發電機組保養
其士(機電工程)有限公司	— 電器承辦商
其士(建築)有限公司	— 樓宇承建商(新造工程第二組) 保養工程第一組
聯益承建有限公司	— 保養工程第二組(試用)
	— 商場改善工程(試用)
富居物業管理有限公司	— 認可居屋苑物業管理公司名單甲
	— 公共租住屋邨認可物業管理代理登記冊

香港房屋協會

其士(建築)有限公司	—	樓宇承建商(任何價值之工程)
聯益建造有限公司	—	認可本地承建商

保險業監理處

其士保險有限公司	—	一般保險牌照

香港專業保險經紀協會

其士(保險顧問)有限公司	—	會員

公司註冊處 — 放債人部

其士三利財務有限公司	—	放債人牌照
啟銓有限公司	—	放債人牌照

香港旅遊業議會

其士旅遊有限公司	—	基本會員

國際航空運輸協會

其士旅遊有限公司	—	認可證書

香港品質保證局

其士(建築)有限公司	—	ISO 9002品質證書CC140樓宇建築
	—	ISO 9002品質證書CC270樓宇維修工程
其士(土木工程)有限公司	—	ISO 9002品質證書CC1438土木工程的建造和保養
其士(香港)有限公司	—	ISO 9001品質證書CC242設計、安裝及維修升降機及自動梯系統
	—	ISO 9001品質證書CC458 空調和通風系統的設計、供應、安裝及維修保養服務(香港)
其士(機電工程)有限公司	—	ISO 9002品質證書CC393 樓宇建造的電氣和電氣相關的裝置
其士(環境技術)有限公司	—	ISO 9001品質證書CC792 設計、供應及安裝自來水及污水處理設施
聯益建造有限公司	—	ISO 9002品質證書CC790樓宇建築、土木工程及維修工程
聯益承建有限公司	—	ISO 9002品質證書CC259 保養、維修及改善工程

新加坡生產力與標準局

其士新加坡控股有限公司	—	ISO 9001証書電梯與電動扶梯設計、安裝與維修

獎項

其士(建築)有限公司獲香港房屋委員會頒發的獎項包括：

1992	最佳樓宇建築地盤獎亞軍
1992/3	十大承建商，品質表現
1992/3	最佳承建商年獎
1993/4	最佳樓宇建築地盤安全獎
1993/4	最佳樓宇建築承建商，地盤安全獎
1993/4	十大承建商，品質表現
1993/4	最佳承建商年獎
1995/6	三大新工程項目
1995/6	五大新工程承建商
1995/6	最佳工程獎－葵涌邨第一期重建
1996	最佳樓宇建築地盤銀獎


升降機及
自動梯
機電工程
玻璃幕牆
及鋁窗工程
其士國際集團
有限公司*
50.1%
其士(商業系統)
國際有限公司*
商業機器
電訊系統
38.2%
其士發展國際
有限公司*
物業投資
及發展
37.3%
其士建築
集團有限公司*
樓宇建築
土木工程
71.1%
其士新加坡
控股有限公司**
升降機及
自動梯


冷氣設備
系統
建材設備
酒店投資
汽車代理
電力及
工業設備
物業管理
財務及
租賃服務
旅遊顧問
環保工程
居屋計劃
物業發展
保險服務
國際貿易
零售
保養服務
互聯網絡
服務
佈線系統
電腦系統
傳呼服務
衞星
接收系統
酒店投資
樓宇保養
管道翻新
道路、渠務
及水務工程
混凝土供應
物業投資
建材供應

* 於香港聯合交易所有限公司上市

** 於新加坡股票交易所有限公司第一級股票市場上市

業績

繼本集團於一九九七年完成重組及年度內完成三個約港幣七十一億八千萬元的私人機構參建居屋計劃(「居屋計劃」)項目後，截至一九九九年三月三十一日止年度，本集團營業額增長百份之五十六至港幣一百一十六億九千三百萬元。經營溢利由去年度港幣三億四千七百萬元下降至港幣一億八千六百萬元。股東應佔溢利為港幣一億五千三百萬元。每股盈利為港幣十五仙。



周亦卿博士 O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)

股息

董事會建議派發末期股息每股港幣三仙(一九九八年：港幣五仙)；連同已派付之中期股息每股港幣二仙(一九九八年：港幣四仙)；截至一九九九年三月三十一日止年度，合共派發股息每股港幣五仙(一九九八年：港幣九仙)。

董事會亦擬於一九九九年十一月二日星期二派發以現金支付之末期股息，而股東可選擇收取本公司每股面值港幣0.25元之股份(「新股份」)，以代替彼等獲得之部份或全部現金股息(「以股代息計劃」)。配發新股份的數目乃參照由一九九九年九月十七日星期五至一九九九年九月二十三日星期四止五個連續交易日在香港聯合交易所有限公司(「聯交所」)之每股平均收市價，再經折讓百份之五計算。載有有關以股代息計劃詳情之函件及選擇表格將約於一九九九年十月六日星期三呈遞各股東。此項以股代息計劃，須待聯交所就將擬發行之新股份上市及買賣作出批准，方可作實。

業務回顧

本公司

縱使香港經濟自一九九八年第一季出現本地生產總值負增長，但回顧年度內之電梯及電扶梯部門的安裝及保養業務均錄得穩定的增長。雖然本港營商環境放緩及樓市疲弱導致

業務回顧(續)

新安裝工程減少，但公營房屋的工程需求已抵消了部份的影響。

回顧本年度，環保工程部門於本港及內地的工程均有滿意的表現。由於亞洲國家對環境保護意識及責任日益加強，本公司將會繼續尋求這方面的發展機會。

冷氣及機電工程部門於年度內獲得價值港幣二億元的工程合約，為主要地產發展商在香港及澳門的商業及住宅發展項目安裝冷氣及機電設備。



於中環中心之升降機及自動梯安裝工程
(相片由保華德祥管理有限公司提供)



為水務署興建大埔自來水處理廠及泵房

由於眾多買家放棄購買已選購富榮花園及富康花園的居屋計劃項目之住宅單位，令該兩項居屋計劃項目的銀團貸款延期。縱然該貸款在年結後已償還，但額外的利息成本卻嚴重影響該兩項居屋計劃項目的業績。另一項居屋計劃項目 — 富健花園已竣工，並於本年四月取得滿意紙。

業務回顧(續)

於一九九九年六月，本公司以港幣一億五百六十七萬二千元代價出售位於愛秩序灣填海區筲箕灣地段八三九號的居屋計劃項目之所有權益予合資夥伴 —嘉裕發展有限公司。淨收益約為港幣一億四百萬元已用作減低銀行借貸及一般營運資金用途。出售該項目為本公司提供變賣投資項目之機會，並在該項目發展初期在無風險及無須投入額外資金下獲得豐厚利益。


其士建築
位於屯門的居屋計劃項目 — 富健花園


北京東方廣場的玻璃幕牆工程

鋁窗及幕牆部門表現獲得滿意的一年。截至一九九九年三月三十一日止，該部門的手頭合約及尚待完成工程分別為港幣九億四千萬元及港幣五億三千六百萬元。在內地獲得的主要合約包括為北京東方廣場安裝玻璃幕牆及天幕工程，此項工程將於本年九月完成。在香港獲得的主要工程包括為紅磡灣填海區的住宅單位安裝百葉鋁窗工程。

去年九月，其士保險有限公司獲香港特別行政區政府頒發一般保險牌照。此為過去五年內，首間沒有承保業務背景而可獲發予保險牌照的公司。其士保險建基於集團的穩健財政基礎及擁有一班專業而富經驗的管理人員，為各界提供多項保險服務，包括汽車保險、僱員賠償保險、海運貨物保險、財產一切風險、旅遊保險及其他保險服務。


為中環國際金融中心設計、供應及安裝鋁窗工程

業務回顧(續)

本公司在加拿大的各項業務表現令人滿意。汽車代理業務及位於溫哥華的酒店 — Rosedale on Robson Suite Hotel 之收益增長達百份之五十四。


HONDA

在加拿大代理本田汽車之「Action Honda」奪得一九九九年「Q Dealer Award」及「Young Owner Loyalty Recognition Award」



其士九江大酒店為九江市首家國際三星級酒店

位於九江之本集團第二間在內地投資的酒店 —— 其士九江大酒店已於本年四月正式開幕。開幕後首三個月的業績令人鼓舞，並為集團帶來可觀的流動資金。董事會對該酒店的前景深表樂觀，並預期將繼續擴展在中國的酒店業務。

於一九九九年一月，物業管理部門獲香港房屋委員會批准加入「認可居屋苑物業管理公司名單甲」及「公共租住屋邨認可物業管理代理登記冊」內，以確認本集團物業管理之優質服務。該部門現僱有三百名員工，負責管理住宅、商業及工業大廈物業，總樓面面積約一千八百萬平方呎。



富居物業管理有限公司為屋苑提供優質物業管理服務

業務回顧（續）

其士發展國際有限公司（「其士發展」）

由本集團持有百份之三十八點二權益的其士發展，截至一九九九年三月三十一日止其營業額下降至港幣二億四千三百萬元。股東應佔溢利降至港幣一億五千三百萬元。每股盈利減至港幣二十五仙。其士發展之物業投資及發展組合於年內維持不變。年度內，上海平價住宅項目帶來一億四千萬元盈利。然而，由於市場情況有所改變，其士發展決定於短期內將不會投資類似的項目。惟其士發展董事會對香港及內地的經濟前景均表審慎樂觀。



其士發展在上海的住宅項目 — 亦園


Chevalier Internet Limited - Netscape
CHEVALIER
Internet
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電腦天地

其士（國際資訊網絡）有限公司的網頁

其士（商業系統）國際有限公司（「其士商業」）

由本集團持有百份之五十點一權益的其士商業，其營業額降至港幣十一億六百萬元。股東應佔溢利減至港幣三千四百萬元。每股盈利下降至港幣四點一仙。本年度內，在泰國銷售東芝牌辦公室文儀器材及Lucent Technologies的電子通訊產品之業務已開始復甦，並有顯著的轉機。由於市場競爭激烈，部份部門業績均未如理想。其士商業將會在人才及器材上作進一步投資，藉以擴展國際電子商業市場。

業務回顧(續)

其士建築集團有限公司(「其士建築」)

回顧本年度內，本集團持有百份之三十七點三權益的其士建築，其營業額下降至港幣二十五億八千萬元。本年度虧損為港幣七千八百萬元。其虧損原因乃由於地產市道不景而導致私人機構興建工程減少。其士建築已實行多項減省措施以改善其整體表現。



屯門中轉房屋工程進展順利

其士新加坡控股有限公司(「其士新加坡」)

截至一九九九年三月三十一日止年度，本集團持有百份之七十一點一權益之附屬公司其士新加坡宣佈其營業額為坡幣五千八百六十萬元，與去年坡幣七千三百六十萬元比較，下降百份之二十點四。除稅前經營溢利下降百份之一點九至坡幣五百五十萬元。從投資物業所帶來的租務收益下跌百份之四十四點四至坡幣一百一十萬元。

本年度營業額下降乃由於建築業放緩及新商業與住宅樓宇落成減少導致新升降機及自動梯的安裝數量下降。



ISO 9000 PSB

CERTIFICATE OF REGISTRATION

The Quality Management System

of

CHEVALIER SINGAPORE HOLDINGS LIMITED

23 Genting Road

#07-01/02 Chevalier House

Singapore 349481

has been assessed as conforming to the requirements of

BS ISO 9001 : 1994/ISO 9001 : 1994

for the following scope

Design, Installation and Servicing of Lifts and Escalators



IQNet

THE INTERNATIONAL CERTIFICATION NETWORK

IQNet Registration No. SG - 91[illegible]

This is to state that

CHEVALIER SINGAPORE HOLDINGS LIMITED

23 Genting Road

#07-01/02 Chevalier House

Singapore 349481

holds the

Management System Certificate

PSB CERT. NO. 98-1-0111 (valid until 2001-12-31)

for the scope specified thereon and for the standards

ISO 9001

Signed for and on behalf of IQNet

1998-12-18

Date

其士新加坡榮獲 ISO 9001國際品質認可證書

由於新加坡於一九九九年第二季的地產市道開始好轉，加上其士新加坡榮獲ISO 9001國際品質認可證書，認可其在升降機及自動梯的設計、安裝及服務的高素質水平。其士新加坡董事會對下一財政年度的表現表示樂觀。

財務評述

年度內，本集團視乎需要作出營運資金、透支及貿易融資安排。本集團利用各種財務技巧及工具，包括遠期合約、利率掉期、貨幣掉期及期權管理其現金、外滙及利率風險。本集團不作投機性的外滙及衍生產品交易，而現時主要的借貸為與項目融資有關的銀行借貸。

截至一九九九年三月三十一日，本集團總信貸額為港幣二十九億一千三百萬元，而未提取餘額為港幣九億二千三百萬元。此外，未償還之貸款為港幣十九億九千萬元，其中港幣十二億八千一百萬元為有關居屋計劃項目之貸款，但已於年結後全數償還。截至一九九九年三月三十一日止，本集團手頭現金為港幣十一億四千五百萬元。

本集團於一九九九年三月三十一日以未償還之銀行貸款及股東權益計算之債務與資本比率為一點一四；若不包括有關居屋計劃項目之借貸，則該比率將降至零點四。

展望

本港經濟在一九九七年亞洲金融危機後已有復甦跡象。香港特別行政區政府已作出相應措施以縮短本港經濟復甦期。

縱使如此，本港經濟仍受到高實質利率、高失業率，疲弱的本地消費及本地生產總值負增長的影響。藉推廣發展高科技、高增值工業，使本港在遠東地區成為創新及科技中心，財政司司長在一九九九年至二零零零年預算案中宣佈香港特別行政區政府將會發展高科技之多媒體及資訊服務中心。此外，在大嶼山北擬興建國際主題公園的可行性亦正緊密磋商，若可落實，這將會為本港經濟帶來長遠正面影響。

繼凍結土地出售九個月後，近期的土地拍賣有良好反應，對本港市場有正面的影響。若中國在不久之將來能夠成為世界貿易組織會員，董事預期本港仍然將會是內地的重要窗口。開放市場將帶來更多商業及貿易機會，同時亦為本集團在內地的經濟發展提供直接參與的機會。

展望（續）

為反映其士商業的業務性質，待其即將召開的股東週年大會通過與百慕達及香港的有關部門批准，其士商業名稱將更改為Chevalier iTech Holdings Limited 其士科技控股有限公司。

由於香港特別行政區政府採取多項經濟措施，董事會對本港經濟的改善狀況感到鼓舞。本集團董事深信本港經濟已到達谷底，並若能得到各方面的配合，來年經濟將會有好轉。經實施了一系列減省成本措施後，本集團員工人數與去年比較下降了百份之十五。在透過減低成本及增加業務後，本集團預期將會步向美好的前景。本集團將繼續鞏固其實力，並於下一個世紀在香港、內地及亞洲其他國家尋求更多投資機會。

本人謹藉此對各位董事及全體員工在過去一年的忠誠及努力不懈的態度與全力以赴的工作熱忱，深表謝意。

主席
周亦卿

香港，一九九九年八月三日

本集團之主要物業詳列如下：

持作固定資產之物業

地點	用途	大約樓面面積 *平方呎*	契約年期	集團 所佔權益 %
新加坡				
Chevalier House, 23 Genting Road, Singapore 349481	貨倉／工業	79,800	永久業權	71.1
The Blue Building, 10 Genting Road, Singapore 349473	貨倉／工業	17,000	永久業權	71.1
加拿大				
4334 Kingston Road, Ontario, MIE 2M8	用作汽車經銷之寫字樓、工場及停車場	20,200	永久業權	100
888 Hamilton Street, Vancouver, B. C.	酒店	86,000	永久業權	39.8
美國				
430 East Grand Avenue, South San Francisco, CA	工業／貨倉	38,000	永久業權	100
中華人民共和國				
廣東省廣州市東山廣場十八樓四、五、六及七室	寫字樓	7,200	中期	50.1
泰國				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	寫字樓及陳列室	21,300	永久業權	50.1

董事會謹將本公司及本集團截至一九九九年三月三十一日止年度報告書及經審核之帳目，提呈列位股東省覽。

主要業務

本公司之主要業務為投資控股，而其附屬公司之業務為供應、安裝及保養升降機、自動梯、冷氣系統、機電系統、電力設備及工業設備，環境保護工程，供應及安裝建築材料及設備，汽車銷售、維修及租賃服務，貿易，投資控股，物業發展及投資，銷售商業機器及提供廣泛的話音與數據通訊設備及服務。

本集團主要業務之營業額及其對本集團之貢獻細列如下：

	營業額 *港幣百萬元*	不包括特殊項目之經營溢利之貢獻 *港幣百萬元*
供應、安裝及保養升降機及自動梯、冷氣系統、機電系統、電力設備、工業設備及環境保護工程	2,037	189
供應及安裝建築材料及設備	842	69
汽車銷售、維修及租賃服務	351	2
糧油食品銷售	79	–
物業發展及投資	7,203	(74)
銷售電腦、商業機器、電訊系統及維修服務	975	36
其他	206	14
	11,693	236
減：經營費用		20
		216

主要業務(續)

下列為集團於不同地區業務之營業額:

	營業額 *港幣百萬元*
香港	10,054
中國(除香港外)	797
加拿大	376
新加坡	273
美國	77
泰國	107
其他	9
	11,693

由於各地區之溢利貢獻並無不正常性質,故並未呈列以地區分類之溢利貢獻。

業績及股息

本集團截至一九九九年三月三十一日止年度之業績載於第33頁之綜合損益計算表內。中期股息每股港幣二仙已於一九九九年三月十二日以現金支付,而股東可選擇收取本公司每股面值港幣0.25元之股份。董事會現建議派發末期股息每股港幣三仙,惟股東可選擇以股代息。

股本

股本之變動載於財務報告附註第20項內。

認購股權計劃

有關本公司之認購股權計劃之詳情載於財務報告附註第20項內。年內並無行使認購股權。

儲備

儲備之變動載於財務報告附註第21項內。

固定資產

固定資產之變動載於財務報告附註第11項內。

財務概要

本集團之財務概要載於第2頁。

主要客戶及供應商

年度內，本集團之前五大供應商佔本集團進貨額為百份之十二及前五大客戶佔本集團銷售額為百份之五，其中最大供應商及最大客戶分別佔本集團進貨額及銷售額為百份之五及百份之三。除下段「關連交易」披露其士發展集團、其士建築集團及其士商業集團簽訂的合約外，各董事、其聯繫人士或任何股東(就各董事所知擁有超過本公司已發行股份百份之五者)概無與本集團的五大供應商或五大客戶佔有任何權益。

物業

本集團之主要物業資料載於第16頁。

慈善捐款

年度內本集團之慈善及其他用途捐款共港幣4,810,000元(一九九八年：港幣6,212,000元)。

貸款及化作成本之利息

一年內或隨時須應償還之銀行貸款及其他貸款已列為流動負債，超過一年期償還之貸款載於財務報告附註第18項內。在物業發展計劃中及施工中之工程已包括應佔利息成本港幣236,713,000元。

主要附屬公司、聯營公司及共同控制實體

有關本公司各主要附屬公司及聯營公司之資料載於財務報告第67至71頁。共同控制實體之資料載於財務報告附註第15項。

優先承讓權

本公司細則並無優先承讓權條款，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

購入、出售或贖回證券

於本年度內，本公司或其任何附屬公司並無購入、出售或贖回本公司任何證券。

董事

年內及截至本報告日期止，在任董事如下：

執行董事

周亦卿博士	*(主席兼董事總經理)*
郭海生先生	*(副董事總經理)*
馮伯坤先生	
馮和順先生	
簡嘉翰先生	
黃奇岳先生	
譚國榮先生	

獨立非執行董事

李東海先生	*(於一九九八年九月二十三日告退)*
Iain Leonard DALE先生	
鄭明訓先生	*(於一九九八年九月二十三日獲委任)*
黃宏發先生	*(於一九九九年四月一日獲委任)*

根據公司細則，簡嘉翰先生、Iain Leonard DALE先生、鄭明訓先生及黃宏發先生須於即將召開之股東週年大會上告退，均願膺選連任。各獨立非執行董事之告退規定與其他各執行董事相同。

董事於合約內之利益

周亦卿博士、郭海生先生、馮伯坤先生、馮和順先生、簡嘉翰先生及譚國榮先生在其士建築、其士發展及其士商業之若干合約中獲得利益，概因彼等乃其士建築、其士發展及／或其士商業之董事及／或持有實益權益。有關合約細節於下段「關連交易」詳盡披露。

除上文所述以外，本公司或其任何附屬公司於本年底或年度內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

關連交易

按證券上市規則(「上市規則」)詮譯，本集團不時與被列作「關連人士」的其士發展、其士建築及其士商業進行交易。聯交所已於一九九六年一月三十一日及一九九七年四月二日同意豁免本公司有關之關連交易須嚴格遵守上市規則第十四章的要求。跟據該等豁免，當每次本集團與其士發展、其士建築及其士商業之附屬公司按一般及日常業務簽訂的關連交易，本公司無需以報章通告及／或通函披露該等關連交易之詳情，亦無需取得獨立股東對該等交易之預先批准。該等關連交易詳情如下：

一、其士建築之附屬公司其士(建築)有限公司(「其建」)及其士建築(香港)有限公司(「其建香港」)與本公司之附屬公司達成以下有關居屋計劃項目之樓宇建築合約：

物業地點	業主	工程性質	動工日期	估計合約金額 港元	其士建築集團應佔權益 百分率
香港新界屯門龍門路第十八區屯門市地段四零五號	騰寶有限公司	地基工程	一九九七年一月六日	45,000,000	99.67
		上蓋工程	一九九七年五月五日	880,878,000	99.67
香港愛秩序灣筲箕灣內地段八三九號	金晃有限公司	地基工程	一九九八年九月十五日	169,788,000	100

截至一九九九年三月三十一日止年度，就上述已完成之建築工程合約金額約為港幣494,321,000元。

關連交易(續)

二、本公司與其士建築簽署一份協議書，由其士建築集團以一般商業條款不時向本公司之附屬公司購買升降機及自動梯、冷氣設備系統、機電工程系統及建築材料及設備及其有關安裝服務。本集團達成下列上市規則列作的關連交易合約：

承建商	工程性質	承判商	估計合約金額 *港元*	其士建築集團 應佔權益 *百份率*
其建香港	建材設備供應及安裝	其士(建材工程)有限公司(「其士建材」)	41,693,000	100
其建	建材設備供應及安裝	其士建材	61,309,000	99.67
其建	建材設備供應及安裝	其士(鋁工程)有限公司	39,380,000	99.67
其建	升降機安裝	其士(香港)有限公司(「其士香港」)	35,000,000	99.67
其建	電力安裝	其士香港	15,640,000	99.67

截至一九九九年三月三十一日止年度內，收取上述銷售及按進度之款項為港幣95,850,000元。

三、本公司與其士建築達成行政服務協議，由本集團提供會計、庫務、電子數據處理、公司秘書及人事管理服務予其士建築集團。根據該協議，其士建築集團須按照全年之營業額以百份之零點三計算作為管理服務費用。截至一九九九年三月三十一日止年度內，根據該項協議，其士建築支付予本公司之管理費用為港幣7,740,000元。

關連交易(續)

四、其士發展之全資附屬公司以市值租金將下列物業出租予本集團、其士建築集團及其士商業集團:

業主(其士發展之全資附屬公司)	物業(用途)	租戶	年度租金 港元
Forth Bridge Company Limited	其士大廈的部份(寫字樓)	其士國際	570,000
萬珠發展有限公司	其士商業中心的部份(寫字樓)	其士國際	17,981,000
		其士商業	2,898,000
		其士建築	2,126,000
威方發展有限公司	其士貨倉大廈的部份(貨倉)	其士國際	7,284,000
		其士商業	167,000
		其士建築	175,000
拔創有限公司	其士工程服務中心的部份(寫字樓/貨倉)	其士國際	11,092,000
		其士商業	9,378,000
		其士建築	443,000
驕發有限公司	其士大廈的部份(寫字樓)	其士國際	2,533,000
Macont Development Inc.	14535-14583, Yonge Street, Toronto, Canada (工場/寫字樓)	其士國際	2,308,000
YCC (Development) Company Limited	香港工業中心(工場)	其士國際	480,000
	同德工業大廈(貨倉)	其士國際	229,000
其士(發展)有限公司	位於怡生工業中心之停車位	其士國際	96,000
GJ (Development) Company Limited	怡生工業中心(工場)	其士國際	2,496,000
開邦有限公司	軒德蓀道九號(董事住宅)	其士國際	4,560,000
富特發展有限公司	富瑤小築(渡假屋)	其士國際	149,000
		其士商業	149,000
		其士建築	149,000

年度內,本集團、其士商業集團及其士建築集團就上述之租賃支付予其士發展集團之租金分別約為港幣49,778,000元、港幣12,592,000元及港幣2,893,000元。

五、本集團達成下列上市規則列作關連交易的合約:

業主	工程性質	承判商	估計合約金額 港元
上海創名房地產發展有限公司	升降機供應	顯亞有限公司	12,245,000
上海創名房地產發展有限公司	升降機安裝	其士電梯工程(深圳)有限公司	1,008,000

於本年度,就上述支付購買及按進度之款項為港幣5,807,000元。

關連交易(續)

本公司獨立非執行董事認為，截至一九九九年三月三十一日止年度內，本公司達成上述之交易為：

(i) 本公司一般及日常業務；
(ii) 以一般商業條款進行或非較獨立第三者可獲之條款優厚者；
(iii) 對本公司之股東而言均為公平及合理；及
(iv) 在有關豁免書內所述之有關金額。

董事股份及認購股權之權益

截至一九九九年三月三十一日，各董事於本公司及其聯營公司(按證券(公開權益)條例(「公開權益條例」)之定義詮釋)之股本及認購股權中所擁有之權益已根據上市公司董事進行證券交易之標準守則之規定知會本公司及聯交所，或遵照公開權益條例第二十九條之規定載於登記冊內權益如下：

(甲)本公司權益

(i) 股份

	普通股股份數目		
董事	個人權益	家族權益	總數
周亦卿	543,571,227*	–	543,571,227
郭海生	491,083	–	491,083
馮伯坤	433,984	–	433,984
簡嘉翰	145,200	–	145,200
譚國榮	803,483	154,374	957,857
Iain Leonard DALE	42,016	–	42,016

* *周亦卿博士實益擁有本公司股份543,571,227股，約佔本公司已發行股份約百份之四十八點七四。該等股份已在下段「主要股東」中重述。*

董事股份及認購股權之權益(續)

(甲)本公司權益(續)

(ii) 認購股權

董事	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	年內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
			港元	*港元*		
周亦卿	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	18,000,000
郭海生	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	10,000,000
馮伯坤	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	8,000,000
馮和順	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	2,200,000
簡嘉翰	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	2,200,000
黃奇岳	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	1,200,000
譚國榮	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	1,700,000

認購股權之詳情已載於財政報告附註第20項內。

董事股份及認購股權之權益(續)

(乙)聯營公司權益

(i) 股份

董事	聯營公司	普通股股份數目 個人權益	公司權益	家族權益	總數
周亦卿	其士發展	44,583,816	235,229,813*	—	279,813,629
	其士商業	32,000,000	497,754,666*	—	529,754,666
	其士新加坡	4,375,000	80,000,000*	—	84,375,000
	其士建築	41,036,489	85,377,444*	—	126,413,933
郭海生	其士發展	1,000,950	—	—	1,000,950
	其士商業	5,000,000	—	—	5,000,000
	其士建築	1,326,437	—	—	1,326,437
馮伯坤	其士發展	316,000	—	—	316,000
	其士商業	2,600,000	—	—	2,600,000
	其士建築	77,000	—	—	77,000
馮和順	其士發展	548,000	—	—	548,000
	其士商業	300,000	—	—	300,000
	其士建築	295,600	—	—	295,600
簡嘉翰	其士商業	100,000	—	—	100,000
譚國榮	其士發展	691,005	—	—	691,005
	其士商業	2,000,000	—	52,000	2,052,000
	其士建築	625,796	—	7,142	632,938

* *周亦卿博士實益擁有本公司股份543,571,227股,佔本公司已發行股份約百份之四十八點七四,而本公司則持有其士發展股份235,229,813股、其士商業股份497,754,666股、其士新加坡股份80,000,000股及其士建築股份85,377,444股。根據公開權益條例,周博士被視為擁有該等股份之權益,並已知會其士發展、其士商業、其士新加坡及其士建築。*

董事股份及認購股權之權益(續)

(乙)聯營公司權益(續)

(ii) 認購股權

董事	聯營公司	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	年內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
				港元	*港元*		
周亦卿	其士商業	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	14,000,000
	其士建築	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,400,000
郭海生	其士商業	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	11,300,000
	其士建築	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,000,000
馮伯坤	其士商業	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	13,300,000
馮和順	其士商業	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	2,300,000
簡嘉翰	其士商業	4/2/1998	4/9/1998-3/9/2001	1	0.3376	–	2,300,000

除上述外，截至一九九九年三月三十一日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，本公司董事及其配偶或其未滿十八歲之子女在本公司或其任何聯營公司中之證券並無任何權益(按公開權益條例之定義)。

董事服務合約

並無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(除法定賠償外)而予以終止之服務合約。

管理服務合約

年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

董事簡介

執行董事

周亦卿博士，主席兼董事總經理，現年六十四歲，彼為其士集團之創辦人，其士發展、其士商業、其士建築及其士新加坡之主席。彼亦為萬順昌集團有限公司及中國聯合銀行之非執行董事。他於一九九一年獲英女皇頒授O.B.E.勳銜，於一九九三年獲比利時國王頒授Officer in the Order of the Crown勳銜，於一九九六年獲法國政府頒授Officier de l'Ordre National du Mérite勳銜及於一九九八年獲日本天皇頒授The Order of the Sacred Treasure, Gold Rays with Rosette勳銜。周博士被委任為上海市政協委員及中華人民共和國香港特別行政區第一屆推選委員會之委員。另外，周博士於一九九五年獲香港理工大學頒授榮譽工商管理博士學位，並於一九九七年獲香港大學頒授榮譽法學博士學位。

郭海生先生，副董事總經理，現年四十九歲，於一九七二年加入其士集團，彼為其士發展之董事總經理、其士商業及其士新加坡之董事及其士建築之副主席。彼亦為香港電梯業協會主席及國際電梯工程師協會香港 — 中國分會副主席，並為香港註冊升降機及自動梯工程師；彼更被委任為廣州市政協委員。郭先生對業務策略發展擁有豐富經驗，負責本集團升降機及自動梯、樓宇建築、建築材料及供應，鋁工程、機電服務、土木工程、物業發展及投資項目等業務。

馮伯坤先生，董事，現年四十八歲，於一九七四年加入其士集團，彼為其士發展及其士新加坡之董事及其士商業之董事總經理。馮先生負責其士集團之電腦系統及設備、廣泛的話音與數據通訊設備及服務等業務之供應、安裝及售後服務的策略性籌劃及管理。彼亦積極參與本集團物業投資與項目發展運作、環境保護工程及北美之汽車業務。馮先生獲香港管理專業協會頒發管理學文憑。

馮和順先生，董事，現年五十一歲，於一九七零年加入其士集團，彼為其士發展及其士商業之董事。馮先生並負責管理本集團保險服務、財務及租賃業務之日常運作及業務發展。

簡嘉翰先生，董事及公司秘書，現年四十八歲，於一九八六年加入其士集團，彼為其士商業之董事及公司秘書、其士發展及其士建築之公司秘書。彼亦為冠華國際控股有限公司之非執行董事。簡先生負責管理其士集團會計及庫務、企業財務、公司秘書及電子數據處理等事務。他獲香港大學頒發理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。

董事簡介(續)

執行董事(續)

黃奇岳先生，董事，現年七十歲，於一九八九年加入其士集團，負責其士集團內部審核及項目發展。黃先生為澳洲會計師公會高級會員，並為香港會計師公會資深會員及香港稅務會計師公會資深會員。

譚國榮先生，董事，現年三十八歲，於一九八六年加入其士集團。除參與管理物業發展及物業管理部門外，彼亦負責其士集團的法律事務、行政、人力資源管理、公共關係及旅遊代理業務。譚先生獲中國北京大學法律學士學位及香港城市大學文學碩士學位。彼亦為英國特許仲裁學會、英國特許秘書及行政人員公會及香港公司秘書公會之資深會員。

獨立非執行董事

Iain Leonard DALE先生O.B.E.，現年五十九歲，於一九九二年加入董事會。彼為英國Henderson TR Pacific Investment Trust Plc、College of Power Technology 及Southern Asian Advisory Group of the Department of Trade and Industry 之主席。他亦為Silvermines Group plc及Bowman Power Ltd.之董事。彼為英國Foreign and Commonwealth Office Business Panel之會員，並由一九九七年十一月起，獲委任為英國業務之大使。他更為British Council's BOND Scheme之主席，處理外國商人在英國工業之事務。彼曾為一電力設備集團 – Dale Electric International plc及英國政府之South East Asian Trade Advisory Group之主席。

鄭明訓先生J.P.，現年六十二歲，於一九九八年加入董事局。現任中鍵顧問有限公司合夥人。彼曾出任立法局議員及英之傑太平洋有限公司主席和洛希爾父子(香港)有限公司主席。鄭先生並擔任香港及英國多間上市公司之董事職務。現為香港科技大學兼任教授及大學創委會成員。

黃宏發先生O.B.E. (Hon.), J.P.，現年五十六歲，於一九九九年加入董事會。黃先生為現任立法會議員。他自一九七零年起在香港中文大學講授政治及行政學。他亦為新洲印刷集團有限公司之非執行董事及香港瓦通紙業廠商會名譽會長。黃先生持有香港大學榮譽文學士學位及美國Syracuse University公共行政學碩士學位。

退休金計劃

本公司及其若干附屬公司為合資格僱員提供界定供款計劃 — 其士集團僱員公積金計劃。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。該等計劃乃由僱主及僱員兩者，分別以僱員薪金百份之三至百份之二十比率注入供款。本集團在本年度中，在該等計劃內之總供款為港幣20,075,000元，其中已扣除之沒收供款為港幣2,839,000元，並已在損益計算表扣除。於年度結算日為數港幣647,000元用以抵減僱主之未來供款。

主要股東

於一九九九年三月三十一日，本公司之唯一主要股東為周亦卿博士。根據載錄在公開權益條例第十六(一)條規定設置之登記冊內，周博士擁有本公司股份543,571,227股，約佔本公司已發行股份百份之四十八點七四。

除上文披露者外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司發行股份百份之十。

購買股份或債券之安排

除本公司所採納之認購股權計劃及授予董事之認購股權外，於本年度任何時間內，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

公元二千年問題

本集團理解到令其電腦系統符合公元二千年運作規格之重要性，以確保本集團之業務不會受二千年問題所影響。

於一九九八至九九年度之中期業績報告指出，本集團已採納英國標準學會發出之公元二千年劃一規定，作為過渡公元二千年之依據。本集團已成立公元二千年專責小組，旨在找出無法過渡公元二千年之設備或系統，並採取適當行動修正問題。公元二千年專責小組乃由執行董事領導，成員包括各業務部門、後勤部門及電子數據處理部門代表。

本集團對未能適應公元二千年所需之電腦系統採取兩項應變方法：

- 根據供應商之建議提升或取替已購入之電腦硬件或軟件系統；
- 修訂或重寫集團內部所有已發展之軟件應用程式。

公元二千年問題(續)

本集團已完成處理公元二千年問題之大部份程序，大部份重要電腦資訊系統亦已升級及取替，並現已符合公元二千年規格。本集團現正製訂應變計劃，以應付千禧年過渡期間目前未能預知的問題。此外，本集團已聘請獨立顧問，對本集團的電腦系統進行測試及檢驗，以確保該批系統在公元二千年問題的範疇內並無潛在危機。董事會深信公元二千年問題對本集團業務運作不會有重大影響。

相對本集團之資產及運作規模，上述公元二千年項目之支出極為輕微。截至本報告日止，本集團仍無就公元二千年問題作出任何重大承擔。

最佳應用守則

除獨立非執行董事之委任並無特定期限，董事會認為本公司於本年度內均遵守上市規則附錄十四所載之最佳應用守則之指引。然而，按照本公司之公司細則，彼等須於每次之股東週年大會上輪值告退及膺選連任。

本公司已遵守上述守則第十四段之規定，成立一審核委員會，並以書面列出其職權範圍。該職權範圍清楚說明審核委員會的權力和職責。該審核委員會的主要職責為檢討及監察本公司的財務滙報程序及內部監控系統。

核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣，依章告退，惟願意受聘續任。

承董事會命

副董事總經理
郭海生

香港，一九九九年八月三日

Deloitte Touche Tohmatsu



Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

德勤·關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

致 **Chevalier International Holdings Limited**
*(在百慕達註冊成為有限公司)*股東

本核數師已將刊於第33頁至71頁內根據香港公認之會計原則編製之財務報表審核完竣。

董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時，董事必須貫徹地採用合適之會計政策。

本核數師之責任是根據審核工作之結果對該等財務報表作出獨立意見，並將此意見向股東呈報。

核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷，及衡量究竟其所釐定之會計政策是否適合 貴公司及集團之情況，貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作，均以取得認為必需之資料及解釋為目標，以便能為本核數師提供充份之憑證，就該等財務報表是否存有重要之錯誤陳述，作合理之確定。於作出核數意見時，本核數師並衡量該等財務報表內所載之資料在整體上是否足夠，本核數師相信所作之核數工作已為核數意見建立合理之基礎。

核數師意見

本核數師認為上述財務報表足以真實而公正地顯示 貴公司及集團於一九九九年三月三十一日結算時之財務狀況及截至該日止年度集團之溢利及現金流動情況，並根據香港公司條例適當編製。

德勤•關黃陳方會計師行
執業會計師

香港，一九九九年八月三日

綜合損益計算表

截至一九九九年三月三十一日止年度

	附註	1999 港幣千元	1998 港幣千元
營業額	4	**11,693,045**	7,478,088
經營溢利	5		
除特殊項目外		**215,606**	349,719
特殊項目	6	**(29,417)**	(2,981)
		186,189	346,738
所佔聯營公司業績		**37,986**	(11,755)
所佔共同控制實體業績		**22**	2,184
除稅前溢利		**224,197**	337,167
稅項	7	**(47,917)**	(60,691)
除稅後溢利		**176,280**	276,476
少數股東權益		**(23,669)**	(81,307)
股東應佔之溢利	8	**152,611**	195,169
股息	9	**(55,220)**	(98,797)
本年度溢利保留		**97,391**	96,372
每股盈利	10		
基本		**15仙**	22仙
全面攤薄		**14仙**	22仙

綜合資產負債表

一九九九年三月三十一日結算

	附註	1999 港幣千元	1998 港幣千元
固定資產	11	**530,726**	584,965
不計入綜合帳目之附屬公司	13	**1,105**	–
所佔聯營公司權益	14	**379,656**	659,614
所佔共同控制實體權益	15	**20,704**	30,203
其他投資	16	**46,596**	26,342
流動資產淨值	17	**1,149,792**	3,860,867
		2,128,579	5,161,991
遠期負債	18	**(84,720)**	(3,098,824)
遞延稅項	19	**(1,095)**	(1,095)
少數股東權益		**(294,950)**	(315,006)
資產淨值		**1,747,814**	1,747,066
資金來源：			
股本	20	**278,795**	256,161
儲備	21	**1,469,019**	1,490,905
股東權益淨值		**1,747,814**	1,747,066

本財務報告之33頁至71頁於一九九九年八月三日經董事會通過並由以下董事代表簽署：

郭海生
董事

馮伯坤
董事

資產負債表

一九九九年三月三十一日結算

	附註	1999 *港幣千元*	1998 *港幣千元*
所佔附屬公司權益	12	**1,514,676**	1,128,874
所佔聯營公司權益	14	**74,727**	104,169
其他投資	16	**6,606**	19,638
流動負債淨值	17	**(215,160)**	(284,024)
遠期負債	18	**(43,040)**	–
資產淨值		**1,337,809**	968,657
資金來源：			
股本	20	**278,795**	256,161
儲備	21	**1,059,014**	712,496
股東權益淨值		**1,337,809**	968,657

郭海生
董事

馮伯坤
董事

綜合現金流動表

截至一九九九年三月三十一日止年度

	附註	1999 港幣千元	1998 港幣千元
經營業務之現金注入淨額	22	**5,844,170**	230,090
投資回報及融資費用			
派發股息		**(28,595)**	(71,886)
收取聯營公司之股息		**231,289**	18,683
收取共同控制實體之股息		**10,000**	–
支付附屬公司少數股東之股息		**(18,116)**	(34,448)
收取其他投資之股息		**1,266**	485
已收利息		**24,326**	12,579
已付利息		**(457,067)**	(525,413)
融資性租賃之利息部份		**(6)**	–
投資回報及融資費用之現金支出淨值		**(236,903)**	(600,000)
稅項			
繳付利得稅		**(44,902)**	(64,864)
投資業務			
購買固定資產		**(77,814)**	(74,624)
出售固定資產		**2,701**	2,112
增購附屬公司之權益		**(510)**	(468,335)
出售附屬公司		**–**	(106,273)
不計入綜合帳目之附屬公司之借款		**(589)**	(6)
增購聯營公司之權益		**–**	(8,662)
出售聯營公司之權益		**–**	97,106
聯營公司之(借款)償還淨額		**(35)**	73,697
共同控制實體之借款		**(2,743)**	–
購入其他投資		**(35,358)**	(32,488)
購買有牌價證券		**(16,597)**	(73,119)
出售有牌價證券		**21,249**	77,160
存於信託人之現金		**(21,211)**	(199,158)
超過三個月銀行定期存款之(增加)減少		**(178,645)**	795
投資業務之現金支出淨額		**(309,552)**	(711,795)
融資前之現金注入(支出)淨額		**5,252,813**	(1,146,569)
融資	23		
新借銀行及其他貸款		**554,412**	2,778,327
償還銀行及其他貸款		**(5,546,212)**	(1,633,294)
附屬公司少數股東權益之(償還)貢獻		**(1,504)**	57,710
發行新股		**–**	217,050
發行新股之費用		**(10)**	(183)
公司股份回購		**–**	(2,223)
償還融資性租賃之本金部份		**(65)**	–
融資(支出)注入之現金淨額		**(4,993,379)**	1,417,387
現金及等同現金之淨增加		**259,434**	270,818
年初現金及等同現金		**189,856**	(73,521)
滙兌調整		**(3,709)**	(7,441)
年結現金及等同現金	24	**445,581**	189,856

1 一般資料

本公司為一間在百慕達註冊成立之豁免有限公司，其股份於香港聯合交易所有限公司上市。

2 採用標準會計準則

本年度，本集團已採用以下香港會計師公會頒佈之新／修訂標準會計準則：

標準會計準則第五號(修訂)	每股盈利
標準會計準則第二十號	有關連人士交易
標準會計準則第二十一號	合營公司權益之會計處理
標準會計準則第二十二號	存貨
標準會計準則第二十三號	建造合約

由於採用標準會計準則第五號(修訂)引致每股盈利之計算基準及披露形式有所修改(參閱附註10)。為符合標準會計準則第五號(修訂)之規定，上年度每股盈利已重新計算列帳。

標準會計準則第二十號要求披露與特定有關連人士交易的詳情(見附註28)。

標準會計準則第二十一條提出有關合營權益該採用的會計處理方法。以往，合營權益的會計處理與聯營公司相同。採用此標準會計準則須將合營權益獨立反映於財務報表上。但由於合營權益與聯營公司的會計基準相同，故對於上年度及本年度的業績並無影響，亦無須要調整往年帳目。

標準會計準則第二十二及二十三號分別規定存貨及建造合約應採用的會計處理方法。採用此標準會計準則令某些項目專稱及表達形式改變，但不會對上年度及本年度的業績有任何影響，故此，無須要調整往年帳目。



主要會計政策

以下為本集團所採納以編製本財務報告及符合香港普遍採納會計準則之主要會計政策：

(a) **帳項綜合基礎**

綜合財務報告包括本公司及其附屬公司（除詳述於附註13之不計入綜合帳目之附屬公司外）截至每年三月三十一日止之帳目，並連同本集團擁有於聯營公司及共同控制實體之權益，其表達基準列載於下。

當集團持有於附屬公司已發行股本權益逾百份之五十，但並未能控制其董事局之組成時，鑒於此類附屬公司之財務報告如列入綜合帳目內會引致誤導，故並未將其計入綜合帳目內。

期內收購或出售附屬、聯營公司及共同控制實體，其業績包括於本集團之綜合損益計算表內，均自其有效收購日起或售出日止計算。

本集團內各公司之間所有相互之重大交易及往來結餘，已在綜合帳目內對銷。

(b) **商譽**

商譽乃指收購附屬公司、聯營公司及共同控制實體時，其收購價高於收購日之公平價值（以資產淨值作基準）之差額，首先立即在資本儲備帳中撇除，如有不足之數，則在保留溢利中撇除。收購折讓乃指在收購日之公平價值（以資產淨值作基準）高於收購價之差額，並於收購當年撥入儲備帳中。

(c) **附屬公司**

附屬公司為本公司直接或間接持有其發行股本權益逾百份之五十，或控制過半數之投票權或控制董事局或相等之統治機構組成之公司。

該等投資在本公司帳目上均按成本值及在適當情況下扣除因永久性之減值而作撥備。

本公司投資於不計入綜合帳目之附屬公司乃以成本值入帳。因該投資之業績對集團之財務報告影響極微，故並未以權益法入帳。

3 主要會計政策(續)

(d) 聯營公司

聯營公司乃指本集團能對其管理有重大影響力之企業,其中包括參與財務及經營決策。

綜合損益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中,所佔聯營公司之權益乃按本集團應佔其資產淨值列於帳內。

本集團與其聯營公司進行交易時,未實現之損益乃按本集團於有關聯營公司所佔之權益對銷,惟可証明已轉讓資產耗損之未實現虧損則除外。

關於聯營公司之業績,本公司只計算年內由聯營公司已收或應收股息入帳。而在聯營公司之投資則以成本值減除任何因永久性之減值而提減之準備後計入本公司之資產負債表內。

(e) 共同控制實體

合營公司乃一項合約性安排,根據安排,本集團與其他各方共同經營一項各方共同控制的商業業務,惟參與各方概無任何一方可單獨控制該項業務。任何涉及成立一間各企業經營者均擁有權益的獨立企業的合營安排可列為共同控制實體。

本集團於共同控制實體的權益乃按本集團應佔該實體的資產淨值列入綜合資產負債表內。本集團應佔共同控制實體的收購後業績則計入綜合損益計算表內。

本集團與其共同控制實體進行交易時,未實現的損益乃按本集團於有關共同控制實體所佔之權益對銷,惟可證實已轉讓資產耗損之未實現虧損則除外。

(f) 其他投資

其他投資乃指本集團擁有非附屬公司、非聯營公司或非共同控制實體之長期投資。此等投資乃按成本值並在其可收回值低於所載值時適當地作出撥備或扣除按持有該投資可分享收益之期限以直線法進行攤銷入帳。投資之收益乃根據已收或應收股息入賬。



主要會計政策(續)

(f) 其他投資(續)

持作短期貿易之有牌價證券乃按成本或市值兩者較低值或可變現淨值入帳。

(g) 固定資產及折舊

(i) *投資物業*

投資物業乃發展已完成之物業,並因具有投資價值而持有,而有關租金收入是按正常非關連基礎而訂定。該類物業乃按公開市值最少每三年由獨立測計師對其作出重估,而期間則由董事經諮詢具認可資格人士對其作出重估。估值之增加或減少乃轉入投資物業重估儲備帳,但若該儲備的總額不足以彌補虧損,則不足之數於損益表內撇除。於出售重估物業時,有關投資物業重估之盈餘則轉入損益計算表內。

尚餘年期超過二十年的投資物業毋須按期計提折舊費用,但若租約的尚餘年期只有二十年或不足二十年,則須以當時的帳面值於租約尚餘年期內作出折舊撥備。

(ii) *其他物業*

除投資物業以外之自用物業乃按重估值入帳,即重估日之公開市值減去期後之累積折舊。該類物業於帳面值與其公開市值有重大差異時,由獨立測計師或董事按公開市值作出重估。重估之增值乃轉入重估儲備,但若此增值曾從損益表中為相同資產扣除的虧損之數額,則確認為收入。重估時產生之帳面淨值減少數額如超過該資產以前重估資產的重估儲備結餘,該超出部份乃在損益表中扣除。於重估物業出售時,有關投資物業重估之增加則轉入保留溢利。

永久業權之土地不予提取折舊撥備,租賃土地乃按其餘下之年期計提折舊撥備。樓宇之成本乃按直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期,以較短者為準作出折舊撥備。

3 主要會計政策（續）

(g) 固定資產及折舊（續）

(iii) 其他固定資產

其他固定資產乃按成本值減去累積折舊列於帳中。資產成本是由購入價和任何直接使資產到達預期使用之地點和工作狀態之費用組成。資產使用後所產生之費用例如維修和保養及檢修成本通常都會在其產生時在損益帳內扣除。當某費用能清楚顯示能令使用之資產增加其將來之經濟效益，該費用將會被資本化作為該固定資產之附加成本。

其他固定資產之折舊則按成本值及已考慮其估計的剩餘價值，按其估計使用年期以餘額遞減法按下列比率每年撥備：

	購入時 額外折舊	每年折舊
電腦設備	20%	40%
其他	20%	20%

當固定資產之帳面值低於其可收回值時，所載帳面值乃減值至其可收回值。於釐定固定資產的可收回值時，並非按預期未來現金流量之現值計算。

當資產售出或不再使用後，其成本及累積折舊會在財務報告中刪除。出售或不再使用之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在損益表內。

(h) 待售及發展中物業

待售物業乃按成本或出售淨值之兩者較低值入賬。發展中物業乃按成本值及在適當情況下扣除撇賬準備入帳，其中預售之物業已加入可歸屬利潤及減去客戶存入之訂金入賬。

成本乃包括購入物業之成本值、建築成本、其他直接費用及已資本化之借貸成本。可變現淨值為管理層根據現行市場情況作出之估值或如已訂定有約束力的出售合同，則根據協議出售價。

3 主要會計政策（續）

(i) 存貨

存貨乃按成本或可變現值兩者較低值入帳。成本包括所有採購成本和使存貨到達當前地點所產生的其他開支及按加權平均法計算。可變現值乃按可預測之售價扣除銷售費用計算。

(j) 安裝合約

當一項合約的成果能夠可靠地估計時，合約成本會按年度施工價值，根據結算日進行之合約活動的完工程度計入損益表。

當一項合約的成果不能可靠地計量時，合約成本會在產生的會計期間確認為支出。

當合約總成本很有可能會超過合約總收入時，預計的虧損會立即確認為支出。

於結算日的施工中合約乃按已產生成本加上已確認溢利減已確認虧損和進度款之淨額，就適用情況呈列於資產負債表為「就合約工程應向客戶收取之款項（作為資產）」或「就合約工程應向客戶支付之款項（作為負債）」。有關工程施工前所收之金額乃包括於資產負債表之負債中作為「預收款」，客戶尚未支付已就工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款，存出按金及預付款項」。

(k) 收益之計算

當一項安裝合約的成果能夠可靠地估計時，合約之收入乃根據年度施工之價值，按完工百分比法確認。工程變更索償及獎勵金乃按與客戶達成協議部份入帳。當一項合約成果不能可靠地估計時，只有那些已產生而且很可能取回的合約成本才確認為收入。

未預售之發展中物業，其銷售物業收益乃按買賣雙方已簽署具約束力之銷售協議文件生效期或有關當局簽發樓宇入伙紙之日期，於兩者中取其最後之日期作為收益之確認。

3 主要會計政策(續)

(k) 收益之計算(續)

來自預售發展中物業之收益，乃按完成進度入帳及按照於各財政年度內已支出之建築成本與整項發展計劃估計建築成本之總額之比例計算，惟用此基準入帳之利潤須按實際已收之樓宇預售訂金為限，並須就或然項目作出應有準備。

物業銷售及轉讓之收入乃按買賣雙方簽署具約束力之銷售協議文件完成後入帳。

銷售貨品之收益乃按貨品送出後或貨品所有權轉予客戶後入帳。收益之計算乃減除所有銷售退回及折扣。

提供服務之收益乃於提供服務時入帳。預收提供服務前之款項乃包括在遞延收益內。

保險代理佣金之收益乃按各保單之生效及續期日起計算。

保險業務之收益乃按接受客戶投保之期限分段入帳。

利息收益已按時間比例入帳，並已根據本金及有關之利率作出計算。

股息及其他投資利息收益須俟股東收受股息之權利被確認時入帳。

出售有牌價證券之收益乃於交易產生時入帳。

租金收入及其他營業性租賃收益乃按平均分攤方法據其租賃年期入帳。



主要會計政策（續）

(l) 營業性租賃

有關租賃合約所涉及資產之擁有權，因其產生之主要報酬及風險由出租者所持有及承擔，此類租賃合約乃歸納於營業性租賃項目。集團租賃資產之費用及出租予客戶之租賃收益，乃以個別租賃期按直線法平均分攤列入損益表內。

(m) 融資性租賃

有關租賃合約所涉及資產之擁有權，因其所產生之主要報酬及風險皆由本集團所持有及承擔，故此類租賃合約乃歸納為融資性租賃契約。持作融資性租賃之資產乃按本集團於購買該資產時所支付之公平價值撥作成本值。故對承租者而言，其扣除利息支出後之淨額乃包括在資產負債表中之「融資性租賃債務」內。財務費用（乃代表租賃契約之總承擔額與購置該資產公平價值之差額）乃按相關契約之期限平均分攤列入損益帳內。

(n) 借貸成本資本化

由於收購、建設或生產符合規定的資產的借貸成本，皆資本化為該資產的成本一部份。符合規定的資產泛指需經一段長時間才能將其達到如預期使用或出售狀況之資產。此類借貸成本將於資產已極接近預期之使用或出售狀況時而停止資本化。因將某些等待使用於符合規定的資產的借貸用作暫時投資用途而引致之投資收益，於已資本化之借貸成本中扣除。

(o) 外幣換算

除不是於香港經營之公司外，本集團之會計記錄均以港幣記帳。本年度內外幣交易是按交易當日之實際匯率或合約交收日滙率兑換為港幣。資產負債表結算日之外幣資產及負債概按結算日滙率伸算為港幣。所有外滙盈虧均於損益帳內結算。

編制綜合報告時，海外附屬公司、聯營公司及共同控制實體之財務報告乃按結算日滙率伸算為港元，而所產生之滙率損益均轉入外滙兑換浮動儲備帳。

3 主要會計政策(續)

(p) **稅項**

稅項乃根據當年業績，並對非課稅項目及不獲稅務寬減項目作出調整而計算。時差乃指在稅務上計算的若干收支項目報稅之期間與該等項目所列之財務報表之時間不同而產生的差異。因時差影響而產生之稅項，按負債法計算，乃按頗有可能產生負債或資產的部份入帳，並列於財務報表中。

4 營業額

	1999 港幣千元	1998 港幣千元
營業額包括下列各項之收入：		
供應、安裝及保養升降機及自動梯、冷氣系統、機電系統、電力設備、工業設備及環境保護工程	**2,037,585**	1,994,335
樓宇建築、土木工程、供應及安裝建築材料及設備	**841,882**	1,889,512
汽車銷售、維修及租賃服務	**351,300**	357,234
糧油食品銷售	**78,943**	72,464
出售物業	**7,189,203**	1,702,077
物業租金	**13,528**	27,755
通訊系統、傳呼、技術及保養服務	**454,517**	640,760
銷售電腦及商業機器	**520,302**	637,672
行政管理服務	**14,812**	7,777
物業管理服務	**15,705**	11,777
買賣證券及股息	**110,573**	82,137
銀行及其他存款	**24,488**	12,624
經營酒店	**22,498**	26,971
旅遊代理服務及其他	**17,709**	14,993
	11,693,045	7,478,088

5 除特殊項目外之經營溢利

	1999 港幣千元	1998 港幣千元
除特殊項目外之經營溢利已扣除下列各項目：		
不超過五年銀行貸款利息、透支利息及其他貸款利息	**392,022**	560,521
融資性租賃費用	**6**	–
	392,028	560,521
減：撥作物業發展及施工中工程成本之利息*	**(236,713)**	(466,603)
	155,315	93,918
固定資產折舊		
自用	**32,157**	50,722
持作租賃用途	**67**	–
	32,224	50,722
減：撥作施工中工程成本	**(211)**	(2,332)
	32,013	48,390
其他投資之攤銷	**1,511**	–
董事酬金		
袍金	**428**	150
薪金，津貼及其他福利	**19,134**	17,433
退休金之供款	**396**	344
花紅	**–**	–
核數師酬金	**3,856**	3,435
營業性租賃費用		
樓宇租賃	**83,874**	62,232
其他	**718**	91,703
	84,592	153,935
減：撥作施工中工程成本	**–**	(91,075)
	84,592	62,860
匯兑虧損	**8,487**	4,177
出售固定資產之虧損	**834**	1,116
及已包括下列項目：		
淨物業租金收入	**12,180**	16,704
營業性租賃（非物業）之淨收益	**411**	731
股息收益		
香港有牌價證券	**454**	470
海外有牌價證券	**812**	15

* 撥作成本之利息乃按平均利率約8厘計算。

6 特殊項目

	1999 港幣千元	1998 港幣千元
重估物業虧損	**(9,455)**	(11,253)
投資虧損撥備	**(13,631)**	(7,597)
裁減員工支出	**(6,331)**	–
出售聯營公司權益之溢利	**–**	42,598
海外貨幣貶值之滙兑虧損	**–**	(26,729)
	(29,417)	(2,981)

7 税項

	1999 港幣千元	1998 港幣千元
本公司及各附屬公司		
本年税項		
香港	**36,115**	48,358
海外	**7,874**	9,853
遞延税項		
香港	**–**	1,095
	43,989	59,306
聯營公司		
香港	**1,664**	4,410
共同控制實體		
香港	**2,264**	(3,025)
	47,917	60,691

香港利得税準備乃根據本集團各公司之估計應課税之溢利扣除結存之税項虧損寬減，按税率16%(一九九八年：16.5%)計算。

海外之課税準備乃按照各公司當地之法例及估計應課税溢利計算。

在本年度中並沒有就潛在之遞延税項撥回額作出撥回之詳情已在附註19中披露。

8 股東應佔之溢利

本集團之本年度溢利中，計算於本公司損益表內之溢利為港幣379,980,000元（一九九八年：港幣103,258,000元），而聯營公司及共同控制實體之虧損分別為港幣194,313,000元（一九九八年：港幣19,879,000元）及港幣12,242,000元（一九九八年：溢利為港幣5,208,000元）。

9 股息

	1999 港幣千元	1998 港幣千元
已派中期股息 每股港幣2仙予1,088,235,548股 （一九九八年：每股港幣4仙予982,559,571股）	**21,765**	39,303
擬派末期股息 每股港幣3仙予1,115,181,107股 （一九九八年：每股港幣5仙予1,024,642,824股）	**33,455**	51,232
額外股息	–	8,262
	55,220	98,797

一九九九年三月三十一日止年度擬派末期股息之計算方式，乃假設沒有認購股權持有人於股息派發日前認購股份。若所有認購股權持有人均於本年末期股息截止過戶前行使其認購股權，應付之股息將增加約港幣2,193,000元。

股東可選擇收取本公司發行之新股以代替部份或全部現金之中期及末期股息。

一九九八年之額外股息乃代表於一九九七年三月三十一日派發之末期股息，該類股份乃於該年度年結後發行及於截止辦理股份過戶登記日期前已辦妥股份登記手續。

10 每股盈利

基本及攤薄之每股盈利乃按以下數據計算：

	1999 港幣千元	1998 港幣千元
就計算基本及攤薄每股盈利之溢利	**152,611**	195,169

	1999 港幣千元	1998 港幣千元
就計算基本每股盈利之普通股份加權平均股數	**1,052,253**	880,563
潛在可攤薄普通股份之影響：		
認購股權 *(附註)*	**3,636**	213
就計算攤薄每股盈利之普通股份加權平均股數	**1,055,889**	880,776

附註： 在計算攤薄每股盈利時，因部份尚未行使認購股權之行使價高於每股公平價值而將視為不會被行使，故並沒有包括在內。



11 固定資產

	投資物業			其他物業									
	香港	中華人民共和國其他地區	海外	香港		中華人民共和國其他地區		海外			機器工具、發射接收器及通訊設備	傢俬、裝置文儀器材、及汽車		
	中期契約	中期契約	永久業權	長期契約	中期契約	長期契約	中期契約	永久業權	長期契約	中期契約		自用	持作租賃用途	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
本集團														
成本值或估值														
一九九八年四月一日	6,700	7,700	371,384	10,450	12,350	24,779	24,930	24,332	20,128	6,684	50,896	121,916	4,186	686,435
購置	–	–	331	–	2,488	7	–	–	–	–	21,753	52,588	980	78,147
出售	–	–	–	–	–	–	–	–	–	–	(1,040)	(8,391)	(2,878)	(12,309)
重新分類	(6,700)	–	(15,299)	(1,500)	8,200	(9,250)	9,250	15,299	–	–	7	(7)	–	–
重估虧損	–	(870)	(58,200)	(1,850)	(4,788)	(1,614)	(5,180)	(1,253)	(1,127)	(251)	–	–	–	(75,133)
外滙兌換調整	–	–	(23,340)	–	–	–	–	(454)	(1,960)	355	(208)	(1,259)	(143)	(27,009)
一九九九年三月三十一日	–	6,830	274,876	7,100	18,250	13,922	29,000	37,924	17,041	6,788	71,408	164,847	2,145	650,131
累積折舊														
一九九八年四月一日	–	–	–	–	–	371	–	–	–	–	24,221	75,978	900	101,470
本年度折舊	–	250	75	175	309	271	1,055	1,147	488	466	7,309	19,728	951	32,224
出售撥回	–	–	–	–	–	–	–	–	–	–	(633)	(7,082)	(1,059)	(8,774)
重估註銷	–	(250)	(75)	(175)	(309)	(642)	(1,055)	(1,147)	(488)	(466)	–	–	–	(4,607)
外滙兌換調整	–	–	–	–	–	–	–	–	–	–	(138)	(749)	(21)	(908)
一九九九年三月三十一日	–	–	–	–	–	–	–	–	–	–	30,759	87,875	771	119,405
賬面淨值														
一九九九年三月三十一日	–	6,830	274,876	7,100	18,250	13,922	29,000	37,924	17,041	6,788	40,649	76,972	1,374	530,726
一九九八年三月三十一日	6,700	7,700	371,384	10,450	12,350	24,408	24,930	24,332	20,128	6,684	26,675	45,938	3,286	584,965

本集團固定資產之成本值及估值分析如下：—

成本值	–	–	–	–	–	–	–	–	–	–	71,408	164,847	2,145	238,400
一九九九年專業估值	–	6,830	268,320	7,100	18,250	11,180	29,000	22,625	17,041	6,788	–	–	–	387,134
一九九九年董事之估值	–	–	6,556	–	–	2,742	–	15,299	–	–	–	–	–	24,597
	–	6,830	274,876	7,100	18,250	13,922	29,000	37,924	17,041	6,788	71,408	164,847	2,145	650,131

附註：

(a) 若干位於海外之投資物業及位於中華人民共和國其他地區及海外之其他物業，乃董事經過諮詢專業物業測量師之意見後予以重估。

位於香港、中華人民共和國其他地區之物業（上述所述之物業除外）及若干海外投資物業，乃按簡福貽測量行及梁振英測量行予以重估。其他海外之投資物業乃根據專業之測量顧問CB Richard Ellis (Pte) Limited及Cannan Properties按一九九九年三月三十一日之公開市值予以重估。

11 固定資產（續）

位於海外之其他物業乃根據國際測量顧問Cheong Koon Seng (CKS) Auctioneers & Valuers Pte Ltd.，梁振英測量行，Credit Information Bureau Inc.及Messrs Brooke Hillier Parker予以重估。

除董事估值之物業外，所有物業乃根據獨立專業物業測量顧問按一九九九年三月三十一日之公開市值重估。

(b) 其他物業若按成本值減累積折舊入帳，於一九九九年三月三十一日，其所載值為港幣112,726,000元（一九九八年：港幣115,776,000元）。

(c) 投資物業及其他物業已按予銀行作抵押以獲取本集團之銀行貸款及其他信貸服務，（資料已分別於附註18及26中披露），其帳面所載值分別為港幣241,790,000（一九九八年：港幣499,595,000元）及港幣24,658,000元（一九九八年：港幣15,758,000元）。

(d) 本年度之投資物業租金收入為港幣4,881,000元（一九九八年：港幣16,765,000元）。

(e) 持作融資性租賃用途之機器、工具及設備，其帳面淨值為港幣266,000元（一九九八年：無）。

12 所佔附屬公司權益

	公司	
	1999	1998
	港幣千元	港幣千元
有牌價證券成本值		
香港	**122,356**	122,356
新加坡	**77,014**	77,014
無牌價證券成本值	**694,031**	592,940
附屬公司應收帳	**1,654,709**	1,183,383
附屬公司應付帳	**(985,599)**	(798,984)
	1,562,511	1,176,709
減：撥備	**(47,835)**	(47,835)
	1,514,676	1,128,874
有牌價證券之市值		
香港	**60,313**	129,620
新加坡	**103,936**	109,668

有關本集團各主要附屬公司之資料，已載於第67至69頁。

根據各董事之意見，若將所有附屬公司之資料完全列出，乃過於冗長。所載之附屬公司資料，乃影響本集團各主要業績或資產之公司。

13 不計入綜合帳目之附屬公司

	集團	
	1999	1998
	港幣千元	港幣千元
無牌價證券成本值	**510**	–
附屬公司應收帳	**595**	–
	1,105	–

上述之投資乃代表本公司擁有百分之五十一權益之不計入綜合帳目之附屬公司「金冕有限公司」。此公司乃於香港成立及營業，其主要經營業務為物業發展。此附屬公司之財務報告並未計入綜合帳目內，皆因本公司並沒有控制該董事局決策之權力。

該不計入綜合帳目附屬公司所錄自收購日起計算及本年度之淨虧損，對本集團之業績影響極微。

14 所佔聯營公司權益

	集團		公司	
	1999	1998	1999	1998
	港幣千元	港幣千元	港幣千元	港幣千元
所佔資產淨值				
有牌價聯營公司－香港	**350,738**	627,543	**–**	–
無牌價聯營公司	**24,338**	27,526	**–**	–
成本值				
有牌價聯營公司－香港	**–**	–	**70,069**	99,546
	375,076	655,069	**70,069**	99,546
聯營公司應收帳	**4,684**	4,649	**4,684**	4,649
聯營公司應付帳	**(104)**	(104)	**(26)**	(26)
	379,656	659,614	**74,727**	104,169
有牌價聯營公司之市值	**193,212**	694,075	**183,532**	659,230



所佔聯營公司權益(續)

有關本集團各主要聯營公司之資料，請參閱第70至71頁。

根據各董事之意見，若將所有聯營公司之資料完全列出，乃過於冗長。故所載之聯營公司資料，乃影響本集團各主要業績或資產之公司。



所佔共同控制實體權益

	集團	
	1999	1998
	港幣千元	港幣千元
所佔資產淨值	**8,442**	20,684
共同控制實體應收帳	**12,262**	9,519
	20,704	30,203

共同控制實體乃代表本集團擁有百分之五十權益之兩間實體。它們的名稱均為Chevalier Biwater Joint Venture及在香港成立與經營環境技術工程。本集團可獲分享該共同控制實體之盈虧，乃根據所佔權益之份額，按比率分配計算。



其他投資

	集團		公司	
	1999	1998	1999	1998
	港幣千元	港幣千元	港幣千元	港幣千元
香港有牌價證券	**6,338**	19,790	**6,008**	19,638
海外掛牌上市之債券	**22,939**	–	**–**	–
香港無牌價債券	**1,923**	1,301	**598**	–
其他無牌價之投資	**15,396**	5,251	**–**	–
	46,596	26,342	**6,606**	19,638
有牌價證券之市值				
香港有牌價證券	**6,338**	21,109	**6,008**	19,638
海外掛牌上市之債券	**22,939**	–	**–**	–



流動資產(負債)淨值

	集團		公司	
	1999	1998	1999	1998
	港幣千元	港幣千元	港幣千元	港幣千元
流動資產				
待售物業(附註a)				
一已完工	**862,574**	60,382	–	–
一發展中物業	–	6,503,895	–	–
存貨(附註b)	**277,449**	335,847	–	–
就合約工程應向客戶收取之款項(附註c)	**218,770**	486,746	–	–
應收股息				
一附屬公司	–	–	**11,118**	13,846
一聯營公司	**7,057**	18,021	**6,758**	18,021
應收帳款、存出按金及預付費用	**2,132,698**	937,095	**22,282**	4,795
香港有牌價證券(附註d)	**5,204**	17,307	–	–
海外有牌價證券(附註d)	**4,124**	2,891	–	–
現金及銀行存款(附註e)	**1,144,958**	632,933	**143,345**	7,890
	4,652,834	8,995,117	**183,503**	44,552
流動負債				
擬派末期股息	**33,455**	51,232	**33,455**	51,232
課税準備	**28,566**	30,164	**574**	2,237
就合約工程應向客戶支付之款項(附註c)	**70,151**	211,292	–	–
應付票據	**191,175**	93,870	–	–
應付款項,存入按金及應付費用	**928,068**	803,666	**3,772**	5,354
應付建築成本費用	**308,186**	69,029	–	–
融資性租賃之債務	**108**	–	–	–
遞延收益	**37,846**	39,918	–	–
一年內應償還之遠期貸款				
銀行貸款 一有抵押	**72,986**	61,863	**6,960**	–
銀行貸款 一無抵押	**6,960**	31,349	–	–
其他貸款 一無抵押	**296**	256	–	–
短期銀行貸款及透支				
一有抵押	**1,640,582**	3,368,630	**315,152**	231,000
一無抵押	**184,663**	372,981	**38,750**	38,753
	3,503,042	5,134,250	**398,663**	328,576
	1,149,792	3,860,867	**(215,160)**	(284,024)

17 流動資產(負債)淨值(續)

附註:

(a) 待售物業

	集團 1999 港幣千元	集團 1998 港幣千元
已完工	**872,623**	60,382
發展中物業	**–**	6,801,951
減:已收銷售訂金	**(10,049)**	(298,056)
	862,574	6,564,277

於本年度中已出售之物業之成本值為港幣7,093,956,000元(一九九八年:港幣1,618,447,000元)。其中包括可變現淨值港幣637,000,000元(一九九八年:港幣51,154,000元)。

(b) 存貨

	集團 1999 港幣千元	集團 1998 港幣千元
原材料	**19,973**	28,809
待售存貨	**208,052**	272,044
耗用物料	**49,424**	34,994
	277,449	335,847

於本年度中已確認為費用之存貨成本為港幣1,705,548,000元(一九九八年:港幣1,733,188,000元)

以上列示之存貨包括按可變現淨值入帳之存貨合共港幣35,738,000元(一九九八年:港幣14,553,000元)。

(c) 就合約工程應向客戶收取(支付)之款項:

	集團 1999 港幣千元	集團 1998 港幣千元
於結算日之施工中合約:		
已產生之合約成本	**3,500,239**	3,306,873
已確認利潤減虧損	**275,482**	283,053
	3,775,721	3,589,926
減:進度款	**(3,627,102)**	(3,314,472)
	148,619	275,454
代表為:		
應收客戶之款項(包括於流動資產內)	**218,770**	486,746
應付客戶之款項(包括於流動負債內)	**(70,151)**	(211,292)
	148,619	275,454



流動資產(負債)淨值(續)

(c) 就合約工程應向客戶收取(支付)之款項(續):

於一九九九年三月三十一日,客戶所持之保留款為港幣157,502,000元(一九九八年:港幣123,120,000元),而同時就合約工程收取客戶預付款為港幣34,626,000元(一九九八年:港幣10,123,000元)。

	集團 1999 港幣千元	集團 1998 港幣千元
(d) 有牌價證券之市值		
香港有牌價證券	**5,204**	17,344
海外有牌價證券	**5,185**	2,891

(e) 現金及銀行存款已包括存於信託人之預售樓款共港幣255,057,000元(一九九八年:港幣233,846,000元)。



遠期負債

	集團 1999 港幣千元	集團 1998 港幣千元	公司 1999 港幣千元	公司 1998 港幣千元
銀行貸款				
有抵押銀行貸款償還期為:				
一至二年內	**19,100**	3,029,295	**7,920**	–
二至五年內	**60,012**	18,009	**35,120**	–
超過五年	**4,778**	3,678	–	–
無抵押銀行貸款償還期為:				
二至五年內	–	46,875	–	–
其他貸款				
無抵押其他貸款償還期為:				
一至二年內	–	291	–	–
二至五年內	**670**	676	–	–
應付融資性租賃之債務				
融資性租賃債務償還期為:				
一至二年內	**160**	–	–	–
	84,720	3,098,824	43,040	–

18 遠期負債（續）

銀行及其他貸款之利息乃按商業利率計算，而貸款需每月分期償還，最後一期需於二零零三年清還。有抵押之銀行貸款乃以本集團之物業作固定抵押，其帳面所載值為港幣334,581,000元（一九九八年：港幣3,622,324,000元）。

19 遞延稅項

	1999 港幣千元	1998 港幣千元
期初及期末結存	**1,095**	1,095

就超出折舊費之折舊免稅額部份已提取遞延稅項，並已計入損益表內。

本集團於結算日未有在財政報告作出撥備之主要潛在遞延稅項資產，其概要如下：

	1999 港幣千元	1998 港幣千元
時差所引致之稅務影響：		
超出折舊免稅額的折舊費	**4,684**	3,264
未徵用的稅項損失	**83,234**	63,767
其他時差	**3,005**	2,568
	90,923	69,599
稅率變更之影響	**–**	(1,443)
	90,923	68,156

於本年度中，未予提取遞延稅項之撥回額如下：

	1999 港幣千元	1998 港幣千元
時差所引致稅項上的影響：		
超出折舊免稅額的折舊費	**1,403**	16,767
未徵用的稅項損失	**20,923**	27,978
其他時差	**441**	2,359
稅率變更之影響	**–**	(1,443)
	22,767	45,661

應予提取及未提取之遞延稅項對本公司之影響極微。

19 遞延稅項（續）

因出售位於香港、泰國及新加坡重估物業之增值或虧損並不會產生稅務負債，故並未將重估物業之增值或虧損作出遞延稅項準備。按此，重估物業之盈虧並不會構成稅務上之時差。

於一九九九年三月三十一日，海外附屬公司尚未利用之稅項虧損而引致的潛在遞延稅項資產，其最長之稅項豁免有效期如下：

	1999 港幣千元	1998 港幣千元
2000	**274**	976
2001	**313**	2,312
2002	**428**	1,141
2003	**387**	–
2004	**316**	335
2005	**491**	459
2006	**6**	94
2007	**538**	851
2008	**961**	962
2009	**1,655**	1,652
2010	**420**	416
2012	**11**	448
2013	**90**	948

20 股本

	每股面值 港幣0.25元之 普通股數目 千位	票面值 港幣千元
法定股本：		
期初結存	1,300,000	325,000
本年度之增加	400,000	100,000
期末結存	1,700,000	425,000
已發行及繳足股本		
期初結存	1,024,643	256,161
發行新股以代替現金股息	90,538	22,634
期末結存	1,115,181	278,795

20 股本（續）

附註：

(a) 法定及已發行股本

根據於一九九八年九月二十三日通過之普通決議案，通過新增每股面值港幣0.25元之新股份400,000,000股。本公司之法定資本乃由港幣325,000,000元增至港幣425,000,000元。

於本年度內，63,592,724股及26,945,559股本公司股份已發給予選擇以新股代替現金股息之股東，其認購價分別以每股港幣0.494元及港幣0.482元計算，總代價約為港幣44,403,000元。

(b) 認購股權計劃

於一九九一年通過採納一項有利於本公司及其附屬公司全體僱員之僱員認購股權計劃。根據該計劃，董事會可酌情決定邀請全職僱員（包括執行董事在內），認購合共不超過已發行股數總額10%之股份，惟認購價不會低於股份面值，亦不會低於認購股權邀請書之日期前五個交易日本公司之股份在香港聯合交易所之平均收市價之80%（取兩者較高之價格）。認購股權不可在接納日期後六個月內或三年半後行使，同時於二零零一年十月六日後，不得再授予認購股權予任何人仕或使彼等若完全行使認購股權時其持股量超過認購股權計劃中認購股份總數之25%。

有關本年度內授予及行使之認購股權之詳情如下：

行使認購股權時須支付之每股價格	行使認購股權可發行股數				
	年初未獲行使	年內授予	年內已獲行使	已註銷	年終未獲行使
港幣0.5376元	46,900,000	–	–	–	46,900,000
港幣0.6464元	22,504,000	3,696,000	–	–	26,200,000
港幣0.86元	650,000	–	–	(650,000)	–

每位獲授予之人仕可以港幣1元代價獲得所授予認購股權。按本公司現行股份之架構，當上述認購股權全部行使後，本公司將因此而增發每股面值港幣0.25元之額外股份共73,100,000股，其現金總收入約共港幣42,149,000元。



21 儲備

集團

	股本溢價	資本儲備	資本贖回儲備	物業重估儲備 投資物業	物業重估儲備 其他物業	外滙兌換浮動儲備	溢利保留	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
期初結存	518,492	83,178	7,526	187,467	14,040	(3,412)	683,614	1,490,905
發行新股	21,768	–	–	–	–	–	–	21,768
股份發行之費用	(10)	–	–	–	–	–	–	(10)
物業重估之（虧損）盈餘	–	–	–	(46,427)	1,890	–	–	(44,537)
本年度之溢利保留	–	–	–	–	–	–	97,391	97,391
折算海外附屬公司財務報告所產生之兌換虧損	–	–	–	–	–	(10,437)	–	(10,437)
所佔聯營公司之儲備	–	–	–	(86,233)	–	172	–	(86,061)
期末結存	540,250	83,178	7,526	54,807	15,930	(13,677)	781,005	1,469,019
包括所佔聯營公司及共同控制實體之儲備：－								
聯營公司								
一九九九年三月三十一日	–	77,492	–	6,895	–	1,753	20,345	106,485
一九九八年三月三十一日	–	77,492	–	93,128	–	1,581	214,658	386,859
共同控制實體								
一九九九年三月三十一日	–	–	–	–	–	–	8,441	8,441
一九九八年三月三十一日	–	–	–	–	–	–	20,683	20,683

公司

	股本溢價	繳入盈餘	資本贖回儲備	溢利保留	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
期初結存	311,873	95,185	7,526	297,912	712,496
發行新股	21,768	–	–	–	21,768
股份發行之費用	(10)	–	–	–	(10)
本年度之溢利	–	–	–	379,980	379,980
股息（附註9）	–	–	–	(55,220)	(55,220)
期末結存	333,631	95,185	7,526	622,672	1,059,014

繳入盈餘乃購入附屬公司、聯營公司及共同控制實體時之資產淨值與公司因認購時所發行股份之面值差額，根據百慕達一九八一年公司（修訂）法例，繳入盈餘乃可分派予股東。

於結算日，本公司可供分派予股東之儲備為港幣717,857,000元（一九九八年：港幣393,097,000元）。



22 除税前溢利與經營業務之現金收入淨額對賬

	1999 港幣千元	1998 港幣千元
除税前溢利	**224,197**	337,167
所佔聯營公司業績	**(37,986)**	11,755
所佔共同控制實體業績	**(22)**	(2,184)
利息收入	**(24,488)**	(12,624)
利息支出	**155,309**	93,918
其他投資之股息收入	**(1,266)**	(485)
融資性租賃費用	**6**	–
	91,553	90,380
除税、利息及股息前之經營溢利	**315,750**	427,547
折舊	**32,013**	48,390
出售固定資產之虧損	**834**	1,116
重估物業之虧損	**9,455**	11,253
其他投資之攤銷	**1,511**	–
出售附屬公司權益之溢利	**–**	(42,598)
出售有牌價證券之虧損	**4,606**	1,950
外幣貶值之滙兑虧損	**–**	26,729
投資成本之撥備	**13,631**	7,597
有價證券之虧損撥備	**1,702**	–
待售物業之減少(增加)	**5,941,879**	(529,575)
存貨之減少	**55,139**	206,439
就合約工程應向客戶收取款項之減少	**273,412**	104,800
應收帳款、存出按金及預付費用之增加	**(1,204,352)**	(145,602)
就合約工程應向客戶支付款項之(減少)增加	**(141,141)**	140,040
應付票據之增加(減少)	**97,186**	(88,712)
應付款項、存入按金及應付費用之增加	**195,566**	33,925
應付建築成本費用之增加	**239,157**	10,257
遞延收益之(減少)增加	**(2,072)**	11,681
外滙兑換之差額	**9,894**	4,853
	5,528,420	(197,457)
經營業務之現金流入淨額	**5,844,170**	230,090

23 年中融資變更之分析

	銀行貸款及其他貸款 港幣千元	股本及溢價 港幣千元	融資性租賃之債務 港幣千元	少數股東權益 港幣千元	合計 港幣千元
一九九八年四月一日之融資結存	6,724,672	774,653	–	315,006	7,814,331
融資之淨現金支出	(4,991,800)	(10)	(65)	(1,504)	(4,993,379)
發行新股代替以現金支付之股息	–	44,402	–	–	44,402
附屬公司少數股東所佔之溢利及儲備	–	–	–	(436)	(436)
派發予附屬公司少數股東之股息	–	–	–	(18,116)	(18,116)
新訂之融資性租賃契約	–	–	333	–	333
滙兑調整	(8,500)	–	–	–	(8,500)
一九九九年三月三十一日之融資結存	1,724,372	819,045	268	294,950	2,838,635

24 現金及等同現金結餘之分析

	1999 港幣千元	1998 港幣千元
現金及銀行存款	**711,256**	399,087
短期銀行貸款及透支	**(265,675)**	(209,231)
	445,581	189,856

等同現金項目指可隨時轉換為已知數額現金，並且在購入時距離期滿日不超過三個月的短期性質而且高度流通的投資，再扣除須於借入貸款起計三個月內償還的銀行貸款後所得的款項。

25 董事及高級行政人員之酬金

集團支付予董事之酬金，乃於財務報告附註5內披露。

除付予獨立非執行董事袍金共港幣428,000元外(一九九八年：港幣150,000元)，並沒有支付其他酬金予任何獨立非執行董事。

董事酬金可按金額劃分為下列組別：

組別	董事人數 1999	董事人數 1998
港幣0元 － 港幣1,000,000元	**4**	2
港幣1,000,001元 － 港幣1,500,000元	**3**	4
港幣1,500,001元 － 港幣2,000,000元	**2**	2
港幣2,500,001元 － 港幣3,000,000元	**1**	–
港幣9,000,001元 － 港幣9,500,000元	**1**	1

於上年度內，其中一名董事放棄收取由本公司支付之董事袍金港幣200,000元。

最高五名人士之酬金，包括三名董事(一九九八年：三名)，其酬金乃詳列如上。其餘最高酬金之兩名人士之總酬金為：

	1999 *港幣千元*	1998 *港幣千元*
薪金，津貼及其他福利	**3,254**	3,089
退休金之供款	**75**	70
行使前附屬公司之認購股權而獲得之利益	**–**	287
花紅	**–**	–
	3,329	3,446

該兩名最高酬金之人士在港幣1,500,001元至港幣2,000,000元之組別內。

26 銀行信貸及資產抵押

除於附註18所披露之貸款外，短期銀行貸款、銀行透支及其他銀行信貸總額合共港幣1,640,582,000元(一九九八年：港幣3,368,630,000元)已於結算日被動用，同時已將帳面總值港幣913,653,000元(一九九八年：港幣3,742,695,000元)之若干物業及資產作抵押。

27 資本承擔及或然負債

本公司及集團於結算日尚未清結之資本承擔及或然負債包括：

(a) 鑑於本集團自興建「私人參與居者有其屋計劃」之工程後，務須履行樓宇保養及維修工程，其或然負債為履行銀行提供擔保約共港幣328,950,000元（一九九八年：港幣87,450,000元）。

(b) 本公司對附屬公司及聯營公司作出被動用銀行信貸服務及履行合約擔保分別共為港幣1,135,958,000元（一九九八年：港幣3,727,345,000元）及港幣431,888,000元（一九九八年：港幣600,904,000元）。

(c) 本集團一年內需付之有關土地及樓房不可註銷營業性租約之承擔，其約滿期應於：

	集團		公司	
	1999	1998	1999	1998
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
租約屆滿期：				
一年內	**11,556**	15,733	**465**	42
二至五年內	**62,216**	74,253	**29,843**	30,148
超過五年	**1,252**	1,252	**–**	–
	75,024	91,238	**30,308**	30,190

(d) 本集團須繳付予該等在終止僱用時符合僱傭條例規定而應收取長期服務金之僱員之長期服務金約為港幣34,000,000元（一九九八年：港幣31,000,000元）。

(e) 本集團持有之一共同控制實體已接獲兩所工程承判商提出索償，其索償金額合共港幣141,000,000元（其中包括港幣95,000,000元乃由「其士建築」持有之一共同控制實體所提出）。但根據諮詢法律專業意見後，悉知此項索償乃極度不合理及沒有獲適當理據所支持，故該共同控制實體已與其僱主進行磋商及向對方提出相反之索償請求。但鑑於該索償對本集團可能蒙受之損失極少，故此並未有對此作出撥備。

28 有關連人士之交易

按照標準會計準則第二十號，本公司非全資擁有之附屬公司，其士(商業系統)國際有限公司(「其士商業」)及其士新加坡控股有限公司(「其士新加坡」)，本公司之聯營公司，其士建築集團有限公司(「其士建築」)、其士發展國際有限公司(「其士發展」)及其相關之附屬公司、聯營公司及共同控制實體均被視為有關連人士。

本集團於該等公司的主要交易如下：

(a) 於一九九八年四月一日，本公司與其士發展達成一項管理服務協議書，由本公司提供公司秘書、會計、庫務、電子數據處理、人事及物業管理服務。唯該協議提供之服務期限為截至一九九九年三月三十一日內之一年服務期，並收取管理費用港幣2,000,000元(一九九八年：港幣2,000,000元)。

(b) 於一九九八年三月二十八日，本公司之全資附屬公司其士(香港)有限公司(「其士香港」)與其士商業達成一管理服務協議書，由其士香港提供公司秘書、會計、電子數據處理、人事及物業管理服務。根據該項協議，其士商業集團需按照全年之營業額但不包括其海外附屬公司，以百分之零點五計算付予其士香港作為管理服務費用。截至一九九九年三月三十一日止年度內，根據該項協議收取其士商業集團之管理費用為港幣4,870,000元(一九九八年：港幣6,433,000元)。該管理服務協議書已續約一年。

(c) 於一九九八年四月一日，本公司與其士建築達成服務協議書，由本公司提供會計、庫務、電子數據處理、公司秘書及人事管理服務。根據該協議，其士建築集團需按照全年之營業額以百份之零點三計算支付服務費用。截至一九九九年三月三十一日止年度內，其士建築支付管理服務費用予本公司為港幣7,740,000元(一九九八年：港幣4,686,000元)。

(d) 於本年內，本集團支付其士發展集團按市值釐定之租金約為港幣62,370,000元(一九九八年：港幣59,699,000元)，作為租用其士發展集團之物業。

28 有關連人士之交易(續)

(e) 於本年度內，本集團之全資擁有附屬公司向其士商業集團收取之倉庫租金及提供運輸服務之費用分別為港幣7,502,000元(一九九八年：港幣8,125,000元)及港幣3,598,000元(一九九八年：港幣3,696,000元)。此費用之釐定乃根據集團就提供該倉庫租金及服務之成本來收取。

(f) 本集團與其士建築簽署一份協議書。據此，於其士建築仍為本公司之聯營公司之任何時間內，本公司乃參照市場價格之準則繼續邀請其士建築集團參與本集團之樓宇建築項目工程。於本年度內，已完成之建築工程款項為港幣494,321,000元(一九九八年：港幣482,656,000元)及應付予其士建築於結算日之工程費用為港幣144,610,000元(1998：港元122,417,000元)。

(g) 本公司已與其士建築共同簽署一份協議書。根據該項協議，本集團會參照市場之價格提供建築材料及機電設備予其士建築集團。於本年度中，已完成之工程款項及物料供應額合共港幣95,850,000元(一九九八年：港幣18,346,000元)及於結算日之應收帳款為港幣9,933,000元(一九九八年：港幣10,797,000元)。

(h) 於本年度內，本公司之全資擁有附屬公司以參照市場價格提供機器零件及配件予「其士新加坡」為港幣8,068,000元(一九九八年：港幣6,070,000元)。

(i) 本公司之其中一間附屬公司與其士發展簽署一份協議。據此，本公司提供物業發展項目管理及諮詢服務。這項服務費用之計算方式乃按本集團收回已支付之服務費用作基準。於本年度，本集團收取之服務費為港幣3,846,000元(一九九八年：無)。

除上述外，於本年度內，本集團貸款予聯營公司及共同控制實體及獲附屬公司墊支款項。惟該等公司貸款之結餘為無抵押、不帶利息或以一般商業利率計算利息及並無固定期限償還。於一九九九年三月三十一日結餘之金額乃於財務附註12、14及15中披露。

29 結算日後事項

於結算日後，本公司以港幣105,672,000元出售擁有一附屬公司之權益予該附屬公司之另一股東，詳細資料已在附註13中披露。

公司名稱	註冊／營業地點或國家	股份類別	已發行並繳足之股份／註冊股本	股份數目	應佔股本權益 本公司	附屬公司	主要業務
					%	%	
其士(商業系統)國際有限公司(於香港聯合交易所有限公司上市)	百慕達／香港	普通	82,821,756港元	828,217,558	31.9	18.2	控股投資
其士(香港)有限公司	香港	普通	143,085,000港元	572,340,000	100	–	供應、安裝及保養升降機、自動梯及冷氣系統、供應電力及工業設備及股票投資
其士新加坡控股有限公司(於新加坡股票交易所有限公司第一級股票市場上市)**	新加坡	普通	22,500,000新加坡元	112,500,000	71.1	–	供應、安裝及保養電梯工程
其士(保險顧問)有限公司	香港	普通	1,000,000港元	1,000,000	100	–	保險顧問
其士保險有限公司	香港	普通	100,000,000港元	100,000,000	100	–	保險業務
其士(鋁工程)有限公司	香港	普通 遞延	100港元 2港元	100 2	– –	100 –	鋁質建築材料及玻璃幕牆之供應及安裝
其士(商業機器)有限公司	香港	普通	2港元	2	–	50.1	辦公室設備貿易
其士(建材工程)有限公司	香港	普通 遞延	100港元 2港元	100 2	– –	100 –	建築材料供應、安裝及經營搬運車與發電機貿易
其士(電腦)有限公司	香港	普通	100,000港元	100,000	–	50.1	電腦系統及設備貿易及維修
其士(機電工程)有限公司	香港	普通	26,900,000港元	26,900,000	–	100	機電工程
其士(環境技術)有限公司	香港	普通	9,100,000港元	9,100,000	–	100	環保工程
其士(國際資訊網絡)有限公司	香港	普通	2港元	2	–	50.1	互聯網絡服務
其士(商業系統)有限公司	香港	普通	100,000港元	100,000	–	50.1	電腦及辦公室設備貿易
其士(商業系統)工程有限公司	香港	普通	2港元	2	–	50.1	維修保養
其士(傳訊服務)有限公司	香港	普通	2港元	2	–	50.1	傳訊服務
其士(衛星通訊)有限公司	香港	普通	2港元	2	–	50.1	裝設衛星電視天線

公司名稱	註冊／營業地點或國家	股份類別	已發行並繳足之股份／註冊股本	股份數目	應佔股本權益 本公司	應佔股本權益 附屬公司	主要業務
					%	%	
其士(步步通網絡)有限公司	香港	普通	200,000,000港元	200,000,000	–	50.1	貿易及通訊服務
其士旅遊有限公司	香港	普通	1,500,000港元	15,000	–	100	旅遊代理
Chevalier Automobiles Inc.**	加拿大	普通	100加拿大元	100	–	100	汽車銷售服務
Chevalier Chrysler Inc.**	加拿大	普通	101加拿大元	200	–	100	汽車銷售服務
Chevalier Development (S) Pte. Limited**	新加坡	普通	2,500,000新加坡元	2,500,000	–	71.1	物業投資
Chevalier Engineering (S) Pte. Limited**	新加坡	普通	500,000新加坡元	500,000	–	71.1	安裝及保養升降機
Chevalier Imports Inc.**	加拿大	普通	100加拿大元	100	–	100	汽車銷售服務
Chevalier International (U.S.A.) Inc.**	美國	普通	100,000美元	100,000	–	100	雜貨貿易
其士電梯工程(深圳)有限公司**	中華人民共和國	不適用	10,886,572人民幣	不適用	–	100	升降機安裝及維修服務
其士商業系統(中國)有限公司	香港	普通	2港元	2	–	50.1	電腦及辦公室設備貿易
Chevalier OA (S) Pte. Limited**	新加坡	普通	500,000新加坡元	500,000	–	50.1	辦公室設備貿易
Chevalier OA (Thailand) Company Limited***#	泰國	普通 優先	3,980,000泰國銖 1,020,000泰國銖	39,800 10,200	– –	50.1 23.5	電腦及辦公室設備貿易
其士辦公室設備工程(深圳)有限公司**	中華人民共和國	不適用	1,800,000港元	不適用	–	50.1	維修保養
其士店有限公司	香港	普通	2港元	2	–	50.1	電訊設備貿易
Chevalier Telecom (Thailand) Company Limited**	泰國	普通	5,000,000泰國銖	50,000	–	50.1	電訊設備貿易
其士(澳門)有限公司**	澳門	普通	100,000澳門元	100	–	100	升降機安裝及維修服務
電梯工程有限公司	香港	普通	400,000港元	40,000	–	100	升降機供應、安裝及維修服務
金訊發展有限公司	香港	普通 遞延	100港元 2港元	100 2	– –	100 –	物業發展

公司名稱	註冊／營業地點或國家	股份類別	已發行並繳足之股份／註冊股本	股份數目	應佔股本權益 本公司	附屬公司	主要業務
					%	%	
騰寶有限公司	香港	普通	149港元	149	–	100	物業發展
		遞延	51港元	51	–	–	
Goodkent Limited	香港	普通	100港元	100	–	100	物業發展
		遞延	2港元	2	–	–	
勵發有限公司	香港	普通	2港元	2	–	50.1	物業投資及買賣股票
Macleh (Chevalier) Limited**	加拿大	普通	10,100加拿大元	10,100	–	100	汽車銷售、維修服務及物業發展
銳中有限公司	香港	普通	149港元	149	–	100	物業發展
		遞延	51港元	51	–	–	
富居物業管理有限公司	香港	普通	100港元	100	–	100	物業管理
		遞延	1,002港元	1,002	–	–	
Sup Aswin Limited**	泰國	普通	15,000,000泰國銖	150,000	–	50.1	物業投資
祥龍興業有限公司	香港	普通	149港元	149	–	100	物業發展
		遞延	51港元	51	–	–	
757040 Ontario Limited**	加拿大	普通	10加拿大元	10	–	100	物業投資

上述公司之優先股，每四股優先股附有一投票權。當公司進行清盤時，其股票持有人並沒有分享剩餘資產或超過每年百份之十盈利分配之利益。

** 非由德勤‧關黃陳方會計師行所核數。

註：所有遞延股份皆無投票權

聯營公司名稱	註冊／營業地點或國家	股份類別	持股量 本公司	持股量 附屬公司	主要業務
			%	%	
其士(土木工程)有限公司	香港	普通 遞延	– –	37.3 –	土木工程
其士(建築)有限公司	香港	普通	–	37.2	樓宇建築
其士建築集團有限公司(於香港聯合交易所有限公司上市)	百慕達／香港	普通	30	7.3	控股投資
其士建築(香港)有限公司	香港	普通 遞延	– –	37.3 –	樓宇建築
其士土木工程(香港)有限公司	香港	普通	–	37.3	土木工程
其士三利財務有限公司**	香港	普通	–	50	提供借貸、租賃與融資服務
其士發展國際有限公司(於香港聯合交易所有限公司上市)	百慕達／香港	普通	36.6	1.6	控股投資
創名發展有限公司	香港／中華人民共和國	普通	–	30.6	控股投資
Forth Bridge Company Limited	香港	普通 遞延	– –	38.2 39.2	物業投資
富特發展有限公司**	香港	普通	–	38.2	物業投資及發展
其士(發展)有限公司**	香港	普通 遞延	– –	38.2 –	投資控股及物業投資
GJ (Development) Company Limited**	香港	普通 遞延	– –	38.2 100	物業投資
力加置業有限公司	香港	普通	–	38.2	控股投資及物業投資
Macont Developments Inc.**	加拿大	普通	–	38.2	物業投資

聯營公司名稱	註冊／營業 地點或國家	股份類別	持股量 本公司	 附屬公司	主要業務
			%	%	
Macscarboro Developments Inc.**	加拿大	普通	–	38.2	物業投資
Matterhorn Properties Limited	英屬處女群島／香港	普通	–	38.2	物業投資
開邦有限公司	香港	普通	–	38.2	物業投資
拔創有限公司**	香港	普通	–	38.2	物業投資
驕發有限公司**	香港	普通 遞延	– –	38.2 100	物業投資及證券貿易
上海創名房地產發展有限公司**	中華人民共和國	不適用	–	24.4	物業發展
萬珠發展有限公司	香港	普通	–	38.2	物業投資及發展
威方發展有限公司**	香港	普通	–	38.2	物業投資
信陽其士大酒店有限公司**	中華人民共和國	不適用	–	26.7	經營酒店業務
YCC (Development) Company Limited**	香港	普通 遞延	– –	38.2 100	物業投資
聯合文儀有限公司**	香港	普通	–	20.5	辦公室設備貿易

** 非由德勤•關黃陳方會計師行所核數。

註：所有遞延股份皆無投票權

以下之資料，乃摘錄本公司之主要聯營公司「其士發展國際有限公司」一九九九年之財務報告：

綜合損益計算表

截至一九九九年三月三十一日止年度

	1999 港幣千元	1998 港幣千元
營業額	**243,328**	3,421,965
扣除撥作成本後之折舊港幣：無 （一九九八年：港幣2,332,000元）	**6,284**	21,692
除特殊項目外之經營溢利	**166,280**	142,882
特殊項目	**(13,549)**	33,957
集團之經營溢利	**152,731**	176,839
所佔聯營公司業績	**(277)**	873
所佔共同控制實體業績	**(1,016)**	1,030
除稅前溢利	**151,438**	178,742
稅項	**2,753**	23,478
除稅後溢利	**148,685**	155,264
少數股東權益	**4,955**	(554)
本年度溢利	**153,640**	154,710
股息	**572,847**	185,834

綜合資產負債表

一九九九年三月三十一日結算

	1999 港幣千元	1998 港幣千元
固定資產	**795,141**	1,042,530
發展中物業	**6,669**	7,903
所佔聯營公司權益	**48,651**	48,928
所佔共同控制實體權益	**12,703**	15,311
其他投資	**1**	600,683
流動資產淨值	**336,342**	300,889
	1,199,507	2,016,244
減：		
遠期負債	**327,542**	495,132
少數股東權益	**64,868**	69,458
資產淨值	**807,097**	1,451,654
資金來源：		
股本	**61,596**	61,596
儲備	**745,501**	1,390,058
股東權益淨值	**807,097**	1,451,654

以下之資料，乃摘錄本公司之主要聯營公司「其士建築集團有限公司」一九九九年之財務報告：

綜合損益計算表

截至一九九九年三月三十一日止年度

	1999 港幣千元	1998 港幣千元
營業額	**2,579,913**	3,052,506
扣除撥作成本後之折舊港幣6,606,000元（一九九八年：港幣5,000,000元）	**890**	891
集團經營虧損	**(89,004)**	(16,148)
所佔聯營公司業績	**4,033**	(455)
所佔共同控制實體業績	**7,727**	9,020
除税前之虧損	**(77,244)**	(7,583)
税項	**963**	4,729
除税後之虧損	**(78,207)**	(12,312)
少數股東權益	**22**	(34)
本年度之虧損	**(78,185)**	(12,346)
股息	**–**	2,290

綜合資產負債表

一九九九年三月三十一日結算

	1999 港幣千元	1998 港幣千元
固定資產	**22,852**	24,919
所佔聯營公司權益	**26,748**	3,295
所佔共同控制實體權益	**(3,717)**	11,330
流動資產淨值	**32,804**	117,350
	78,687	156,894
少數股東權益	**(447)**	(469)
資產淨值	**78,240**	156,425
資金來源：		
股本	**22,900**	22,900
儲備	**55,340**	133,525
股東權益淨值	**78,240**	156,425

股東週年大會通告

茲通告本公司訂於一九九九年九月二十三日星期四上午十時四十五分時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：

作為普通事項

一、　省覽截至一九九九年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、　宣佈派發末期股息。

三、　重選屆滿卸任之董事並授權董事會釐定董事袍金。

四、　續委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過（不論會否作出修訂）下列決議案將提呈為普通決議案：

五、　「動議：

（甲）　根據下文（丙）節之限制下，一般及無條件批准本公司董事會於有關期間（定義見本文）內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及認購股權；

（乙）　上文（甲）節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及認購股權；

（丙）　本公司董事會依據（甲）節批准配發或有條件或無條件同意配發（不論根據認購股權或其他事項）之股本面值總額，不包括根據(i)配售股份（定義見本文）；(ii)認股權證之認購權或本公司所發行附有權利可認購本公司股份之其他證券之換股權按其條款行使；(iii)本公司根據僱員認購股權計劃授出之權利行使；或(iv)根據本公司當時之公司細則發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百份之二十，故上文所述之批准亦須受此數額限制；及

（丁）　就本決議案及決議案六而言：

「有關期間」指由本決議案通過之日至下列最早日期止之期間：

(i)　本公司下屆股東週年大會結束之日；

(ii)　依照公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii)　本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議（惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排）。」

六、　「動議：

（甲）　根據下文（乙）節之限制下，一般及無條件批准董事會根據一切適用於法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間（按決議案五（丁）之定義）內行使本公司一切權力購回本公司股本中之股份；及

（乙）　本公司根據上文（甲）節所賦予之批准而購回之股份面值總額，不得超過本公司於本決議案通過此決議案之日之已發行股份面值之百份之十，而上文（甲）節之批准亦須以此為限。」

七、　「動議擴大授予本公司董事會根據本股東週年大會之通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第六項普通決議案授予之權力所購回之本公司股本總面額數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百份之十。」

承董事會命
公司秘書
簡嘉翰

香港，一九九九年八月二十七日

附註：

(1)　凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2)　代表委任表格連同公證人簽署證明之授權書或其他授權文件（如有），須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，方為有效。

(3)　本公司將於一九九九年九月十七日星期五至一九九九年九月二十三日星期四（首尾兩日包括在內）暫停辦理股份過戶登記手續。凡欲領取上述建議派發之末期股息而尚未登記之股東，應於一九九九年九月十六日星期四下午四時前，將填妥之過戶紙連同有關股票送交本公司之香港股份過戶登記分處標準證券登記有限公司，以便辦理過戶登記手續。

CONTENTS

FINANCIAL CALENDAR

Events	**Dates**
Announcement of Interim Results	29th December, 1998
Announcement of Final Results	3rd August, 1999
Book Close Dates	
Interim	25th to 29th January, 1999
Final	17th to 23rd September, 1999
Annual General Meeting	23rd September, 1999
Payment of Dividends	
Interim dividend of HK2 cents per share	12th March, 1999
Final dividend of HK3 cents per share	2nd November, 1999

FINANCIAL SUMMARY

(amounts expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 1999.

	1995	1996	1997	1998	**1999**
Financials *($ Million)*					
Total assets	6,133	8,660	11,447	10,296	**5,632**
Total liabilities	3,595	6,377	8,704	8,234	**3,589**
Minority interest	992	849	1,114	315	**295**
Shareholders' funds	1,546	1,434	1,629	1,747	**1,748**
Share capital	713	739	755	1,025	**1,115**
(Number of shares in issue – in million)					
Turnover	2,944	4,971	5,464	7,478	**11,693**
Profit attributable to shareholders	202	145	241	195	**153**
Per Share Basis					
Earnings	25¢	18¢	29¢	22¢	**15¢**
Dividends	10¢	12.5¢	10.5¢	9¢	**5¢**
Net asset value (at book value)	$1.97	$1.76	$1.96	$1.71	**$1.57**

TURNOVER


HK$ Million
12000
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
2,944
4,971
5,464
7,478
11,693
1995
1996
1997
1998
1999

PROFIT ATTRIBUTABLE TO SHAREHOLDERS


HK$ Million
250
225
200
175
150
125
100
75
50
25
0
202
145
241
195
153
1995
1996
1997
1998
1999

SHAREHOLDERS' FUNDS


HK$ Million
2000
1750
1500
1250
1000
750
500
250
0
1,546
1,434
1,629
1,747
1,748
1995
1996
1997
1998
1999

CORPORATE INFORMATION

Executive Directors

CHOW Yei Ching *(Chairman and Managing Director)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure,
Gold Rays with Rosette (Jpn)

KUOK Hoi Sang *(Deputy Managing Director)*

FUNG Pak Kwan

FUNG Wo Shun

KAN Ka Hon

WONG Kie Ngok, Alexander

TAM Kwok Wing

Independent Non-Executive Directors

Iain Leonard DALE O.B.E.

CHENG Ming Fun, Paul J.P.

WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Principal Bankers

Chase Manhattan Bank, N.A.

The Hongkong and Shanghai Banking Corporation Limited

Shanghai Commercial Bank Limited

Standard Chartered Bank

Solicitors

Richards Butler

Appleby, Spurling & Kempe

Registered Office

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre,
8 Wang Hoi Road, Kowloon Bay,
Hong Kong

Principal Share Registrars

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
5th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Homepage

http://www.chevalier.com

LIST OF ACCREDITATIONS AND AWARDS

The Government of the Hong Kong Special Administrative Region, Works Bureau

Chevalier (Construction) Company Limited	– List 1 – Building Works (Group C)
Chevalier (E & M Contracting) Limited	– Electrical Installations (Group III)
Chevalier (Envirotech) Limited	– Supply and Installation of Electrical and Mechanical Equipment for Sewage Treatment and Screening Plants
	– Supply and Installation of Water Treatment Plant
Chevalier (HK) Limited	– Air-conditioning and Refrigeration Installations (Group II)
	– Industrial Type Electrical Installations
	– Installation of Diesel Generating Sets
	– Installation of Mechanical Handling and Lifting Appliances
	– Lifts and Escalators
	– Manufacture and Erection of Mechanical Plants and Equipment (Group II)
	– Supply and Installation of Pumpsets and Associated Pipework
	– Supply and Installation of Water Treatment Plant
Chevalier (Satellink) Limited	– Broadcast Reception Installation (BRI)
	– Burglar Alarm and Security Installations (On probation)
	– Supply and Installation of Audio Electronics Equipment (On probation)
	– Supply and Installation of Radio Electronics Equipment (On probation)
	– Supply and Installation of Video Electronic Equipment (On probation)
Chevalier (Civil Engineering) Limited	– List 1 – Port Works, Group B (On probation)
Lam Woo & Company Limited	– List 1 – Buildings (Group C)
	– Water Works (Group C)
	– Roads & Drainage Group A (On probation)

Environmental Protection Department

Chevalier (Envirotech) Limited	– Air Quality Monitoring Stations (Design, Construct, Operate)

Electrical and Mechanical Services Department

Chevalier (HK) Limited	– Builders' Lifts and Tower Working Platforms (Safety) Ordinance – Registered Contractor

Fire Services Department

Chevalier (E & M Contracting) Limited	– Fire Services Installation Contractor (Class II)

Office of the Telecommunications Authority

Chevalier (OA) Limited	– Radio Dealers Licence (unrestricted)
	– Demonstration Licence (unrestricted)
Chevalier (Satellink) Limited	– Satellite Master Antenna Television Licence (SMATV)
Chevalier (Paging Services) Limited	– Public Radiocommunications Service (Paging Service) Licence
	– Radio Dealers (unrestricted) Licence

Hong Kong Housing Authority

Chevalier (HK) Limited	– Air-conditioning and Ventilation Contractors
	– Maintenance, Emergency Generators
Chevalier (E & M Contracting) Limited	– Electrical Contractors
Chevalier (Construction) Company Limited	– Building Contractor (NW2), Maintenance, M1
Lam Woo Construction Limited	– Maintenance M2 (probation)
	– Shopping Centre Improvement (probation)
Rich Fortress Limited	– Approved List A of Property Management Agents
	– Approved List of Property Management Agents for Public Rental Housing Estates

LIST OF ACCREDITATIONS AND AWARDS

Hong Kong Housing Society

Chevalier (Construction) Company Limited	–	Building Contractor (contract of any value)
Lam Woo & Company Limited	–	Approved List of Local Contractor

Insurance Authority

Chevalier Insurance Company Limited	–	General Insurance Licence

Professional Insurance Brokers Association Limited

Chevalier (Insurance Brokers) Limited	–	Member

Companies Registry – Money Lenders Section

Chevalier MLD Leasing Company Limited	–	Money Lenders Licence
Wealth Chain Limited	–	Money Lenders Licence

Travel Industry Council of Hong Kong

Chevalier (Travel Agency) Limited	–	Membership Certificate

International Air Transport Association

Chevalier (Travel Agency) Limited	–	Certificate of Accreditation

Hong Kong Quality Assurance Agency

Chevalier (Construction) Company Limited	–	ISO 9002 CC140 Construction of building
	–	ISO 9002 CC270 Building activities to keep, restore or improve the facilities of buildings and surroundings
Chevalier (Civil Engineering) Limited	–	ISO 9002 CC1438 Construction and maintenance of civil engineering works
Chevalier (HK) Limited	–	ISO 9001 CC242 Lift & escalator system design, supply, installation and maintenance
	–	ISO 9001 CC458 System design, supply, installation and maintenance of heating, ventilation & air-conditioning systems in Hong Kong
Chevalier (E & M Contracting) Limited	–	ISO 9002 CC393 Electrical & electrical associated services installation for building construction
Chevalier (Envirotech) Limited	–	ISO 9001 CC792 Design, supply & installation of water and wastewater treatment facilities
Lam Woo & Company Limited	–	ISO 9002 CC790 Public work include building, civil engineering, construction and maintenance
Lam Woo Construction Limited	–	ISO 9002 CC259 Building activities to keep, restore or improve the facilities of buildings and surroundings

Singapore Productivity and Standards Board

Chevalier Singapore Holdings Limited	–	ISO 9001 Certification Designs, installation and servicing of Lifts and Escalators

Awards

Awards presented to Chevalier (Construction) Company Limited by the Hong Kong Housing Authority:

1992	Best Building Works Site Award, Runner up
1992/3	Top Ten Contractor, Quality Performance
1992/3	Contractor of the Year Award
1993/4	Best Building Works Site, Site Safety Award
1993/4	Best Building Works Contractor, Site Safety Award
1993/4	Top Ten Contractor, Quality Performance
1993/4	Contractor of the Year Award
1995/6	Top Three New Works Projects
1995/6	Top Five New Works Contractors
1995/6	Project of the Year Award – Redevelopment of Kwai Chung Estate Phase 1
1996	Best Building Works Site, Silver Award

BUSINESS CHART



Lifts & Escalators
Electrical & Mechanical Engineering
Curtain Wall & Aluminium Windows
Business Machines
Chevalier International Holdings Limited*
50.1%
Chevalier (OA) International Limited*
Tele-communications Systems
38.2%
Chevalier Development International Limited*
Property Investment & Development
Building Construction
37.3%
Chevalier Construction Holdings Limited*
Civil Engineering
71.1%
Chevalier Singapore Holdings Limited**
Lifts & Escalators



Air-Conditioning Systems
Building Materials & Equipment
Hotel Investment
Automobile Dealership
Power & Industrial Equipment
Property Management
Finance & Leasing Services
Travel Agency
Environmental Engineering
PSPS Property Development
Insurance Underwriting & Brokerage
International Trading
Retailing
Maintenance Services
Internet Services
Structured Cabling Systems
Computer Systems
Paging Services
Satellite Receiving Systems
Hotel Investment
Building Maintenance
Pipe Rehabilitation
Roads, Drainage & Water Works
Concrete Supplies
Property Investment
Building Material Supplies

Listed on The Stock Exchange of Hong Kong Limited

** *Listed on the Mainboard of The Stock Exchange of Singapore Limited*

Results

Following the completion of the Group's corporate restructuring in 1997 and the completion of three Private Sector Participation Scheme ("PSPS") projects of approximately HK$7,180 million during the year, the Group's turnover for the year ended 31st March, 1999 was increased by 56% to HK$11,693 million. Its operating profit decreased to HK$186 million compared with last year's figure of HK$347 million. Profit attributable to shareholders was HK$153 million. Earnings per share were HK15 cents.



Dr. CHOW Yei Ching O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)

Dividend

The Board of Directors recommends a final dividend of HK3 cents (1998: HK5 cents) per share. This, together with the interim dividend of HK2 cents (1998: HK4 cents) per share, makes a total dividend of HK5 cents (1998: HK9 cents) per share for the year ended 31st March, 1999.

The Board of Directors also recommends that the final dividend should be paid on Tuesday, 2nd November, 1999, in cash, with shareholders being given the option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Friday, 17th September, 1999 to Thursday, 23rd September, 1999, less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or around Wednesday, 6th October, 1999. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

Review of Operations

The Company

Although the Hong Kong economy has experienced negative growth in GDP since the first quarter of 1998, steady growth in both installation and maintenance income was recorded in the Lifts and Escalators Division during the year under review. The slow business conditions and

Review of Operations (continued)

weak property market in Hong Kong resulted in fewer new installation projects, but this was partly compensated for the number of jobs offered in the public sector.

Projects run by the Environmental Engineering Division in Hong Kong and on the Mainland were satisfactory during the year under review. With growing awareness of individual responsibilities in environmental protection in Asian countries, the Company will continue to look for opportunities in this area.

The Air-conditioning and the Electrical and Mechanical Divisions secured a total of HK$200-million worth of contracts from major property developers for air-conditioning and electrical installations at commercial and residential developments in Hong Kong and Macau during the year.



Installation of lifts and escalators in The Centre, Central (Photo Source: Paul Y. – ITC Management Limited)

Due to the large number of defaults exercised by nominated buyers of residential units in the Company's PSPS projects at Charming Garden and Beverly Garden, the syndicated loans associated with those two PSPS projects had to be extended. Although the loans were repaid after the year end, the results of these PSPS projects had been adversely affected by the additional interest costs. Another PSPS project - Glorious Garden - was completed and a Certificate of Compliance was issued in April this year.



Tai Po Water Treatment Works and Pumping Station for Water Supplies

Review of Operations (continued)

In June 1999, the Company disposed of all our interest in a PSPS project at Shau Kei Wan Inland Lot No. 839, Aldrich Bay Reclamation, to our joint venture partner, Pioneer Ford Development Limited, for a consideration of HK$105,672,000. The net proceeds of approximately HK$104 million were used to reduce bank loans and for general working capital purposes. The disposal offered the Company an opportunity to realise its investment and gain a good return from the project at its early development stage, with no risk and no further funding obligations.


Glorious Garden – the PSPS project at Tuen Mun


Curtain wall project for the Oriental Plaza Development in Beijing

The Aluminium and Curtain Wall Division experienced a very satisfactory year. The total value of contracts on hand and outstanding works of this Division, as at 31st March, 1999, were HK$940 million and HK$536 million respectively. Major contracts awarded on the Mainland included the installation of curtain walls and skylights at Oriental Plaza in Beijing. The project will be completed in September this year. Major projects awarded in Hong Kong included installation of aluminium windows and louvers at residential and service apartments in Hung Hom Bay Reclamation.


Design, supply and installation of aluminium works at International Finance Centre, Central

Chevalier Insurance Company Limited was granted a general insurance licence by the HKSAR Government in September last year. This was the first general insurance licence awarded to a company with a non-insurance underwriting background during the past 5 years. With the Group's strong financial background and its capable and experienced management team, the company has launched numerous insurance services, including motor, employees' compensation, marine cargo, property all risk, travel and other products.

Review of Operations (continued)

The performance of all the Company's businesses in Canada was satisfactory. The profit contribution from the automobile dealership and Rosedale on Robson Suite Hotel in Vancouver increased by 54%.



Dealer of Honda in Canada "Action Honda" wins 1999 'Q Dealer Award' and 'Young Owner Loyalty Recognition Award'



Qi Shi Hotel - Jiujiang is the first international 3-star hotel in Jiujiang

Qi Shi Hotel - Jiujiang, the Group's second hotel investment on the Mainland, was officially opened in April this year. Business in the first three months after the opening was encouraging and generated positive cashflow. The Board is optimistic about the prospects of this hotel, and expects to expand the Group's hotel chain in the PRC.



Rich Fortress Limited provides superior property management services for housing estates

In recognition of our quality services in property management, the name of our Property Management Division was added to the Hong Kong Housing Authority's "Approved List A of Property Management Agents" and "Approved List of Property Management Agents for Public Rental Housing Estates" in January 1999. This Division currently employs 300 staff and manages a residential, commercial and industrial property portfolio of approximately 18 million square feet.

Review of Operations (continued)

Chevalier Development International Limited ("CDIL")



CDIL's Shanghai residential project – Chevalier Place

CDIL, in which the Group has a 38.2% interest, has recorded a drop in turnover to HK$243 million for the year ended 31st March, 1999. Profit attributable to shareholders decreased to HK$153 million. Earnings per share decreased to HK25 cents. CDIL's property investment and development portfolio remained unchanged during the year. The low-cost housing projects in Shanghai have contributed a profit of approximately HK$140 million during the year. However, CDIL has decided not to pursue similar projects in the near future. Nevertheless, the directors of CDIL are cautiously optimistic about the economy of Hong Kong and the Mainland.


CHEVALIER
Internet
1999青少年暑期活動
check1check.com
免費電郵信箱
現正接受登記
Special Offer on Leased Line
Rental Service for HK Schools

Homepage of Chevalier (Internet) Limited

Chevalier (OA) International Limited ("COAI")

COAI, in which the Group holds 50.1% interest, recorded a decrease in turnover to HK$1,106 million. Profit attributable to shareholders decreased to HK$34 million. Earnings per share dropped to HK4.1 cents. During the year, the Thai operation distributing Toshiba office automation products and Lucent Technologies telecommunication products has recovered and made a remarkable turnaround. However, some divisions recorded less-than-expected contribution due to fierce market competition. COAI will further invest in manpower and equipment so as to expand international e-commerce business.

Review of Operations (continued)

Chevalier Construction Holdings Limited ("CCHL")

During the year under review, CCHL, in which the Group has a 37.3% interest, has recorded a decrease in turnover to HK$2,580 million. The loss for the year amounted to HK$78 million. The loss is due to the downturn in the property market resulting in reducing works in the private sector. CCHL has implemented various down-sizing exercises so as to improve the overall performance of CCHL.



Tuen Mun Vertical Interim Housing project in progress

Chevalier Singapore Holdings Limited ("CSHL")

For the year ended 31st March, 1999, the Group's 71.1%-owned subsidiary announced its turnover amounted to S$58.6 million, representing a decline of 20.4% over last year's figure of S$73.6 million. The pre-tax operating profit decreased by 1.9% to S$5.5 million. Rental income from the investment properties dropped by 44.4% to S$1.1 million.

The lower turnover for the year was a result of a decline in the number of new lifts and escalators being installed due to a slowdown in the construction and completion of new buildings and developments in both the office and residential sectors.



CERTIFICATE OF REGISTRATION

The Quality Management System

of

CHEVALIER SINGAPORE HOLDINGS LIMITED



IQNet

THE INTERNATIONAL CERTIFICATION NETWORK

IQNet Registration No.

This is to state that

CHEVALIER SINGAPORE HOLDINGS LIMITED

holds the

Management System Certificate

for the scope specified thereon and for the standards

ISO 9001

CSHL was awarded ISO 9001 Certification

With the upturn recorded in the real estate market in Singapore in the second quarter of 1999, and with the recognition given to its high standards of design, installation and servicing of lifts and escalators by the award of ISO 9001 certification, the board of directors of CSHL is optimistic about its performance in the next financial year.

CHAIRMAN'S STATEMENT

Financial Review

During the year, working capital, overdraft and trade finance facilities were arranged, whenever necessary, by the Group for certain operations. The Group managed its cash, foreign exchange and interest rate exposures by using a variety of techniques and instruments, including forward contracts, interest rate swaps, currency swaps and options. There was no speculative trading in foreign exchange and derivative products. Currently, the majority of borrowings are related to project finance, in the form of term loans.

As at 31st March, 1999, the total credit facilities available to the Group amounted to HK$2,913 million and the undrawn balance stood at HK$923 million. In addition, loans outstanding as at 31st March, 1999, totalled HK$1,990 million, of which HK$1,281 million relating to the PSPS projects was fully paid after the year end. Cash available to the Group at 31st March, 1999 amounted to HK$1,145 million.

The Group's debt-to-equity ratio as at 31st March, 1999, calculated as the ratio of bank loans outstanding to shareholders' funds, was 1.14 which would be reduced to 0.4 if borrowings related to the PSPS projects were excluded.

Prospects

The Hong Kong economy is approaching a cycle of recovery after the downturn caused by the 1997 Asian financial crisis. The HKSAR Government has put much effort into shortening the economy's recovery period.

Nevertheless, it is still clouded by high real interest rates, high unemployment, weak domestic demand and negative GDP growth. To promote high-tech, high value-added industries as part of Hong Kong's drive to become the innovation and technology centre in Far East region, the Financial Secretary announced in his 1999-2000 Budget that the HKSAR Government will build a hi-tech multimedia hub and information services centre. In addition, intensive negotiations about the proposed construction of an international theme park on North Lantau Island are also in progress. If finalized, these will have a positive impact on the economy of Hong Kong as a whole in the long run.

The good response in recent land auctions after the nine-month freeze on land sales has had a positive impact on the Hong Kong property market. With the possibility of the Mainland becoming a member of World Trade Organisation in the near future, the Directors anticipate that Hong Kong will remain a pre-eminent gateway to the Mainland. While market liberalization will bring in more business and trade opportunities, it will at the same time enhance the Group's direct involvement in the future economic development of the Mainland.

Prospects (continued)

In order to reflect the evolving nature of its business, the name of COAI, subject to the approval in its coming Annual General Meeting and the Bermuda and Hong Kong authorities, will be changed to Chevalier iTech Holdings Limited 其士科技控股有限公司.

With the various measures being taken by the HKSAR Government, the Board is encouraged by the improving picture for the Hong Kong economy. The Directors of the Group strongly believe that Hong Kong has hit the bottom of the trough. We expect, if all goes well, to see the economy begin to pick up in the coming year. After implementing a series of cost-cutting exercises, the number of employees of the Group was down-sized by 15% as compared with last year. The reduction in the Group's overheads and an increase in business augur well for the future. The Group will continue to build on our strength and explore investment opportunities in Hong Kong, the Mainland and other Asian countries in the next millennium.

I would like to take this opportunity to express my gratitude to my fellow Directors and all the Group's staff for their loyalty, dedication and hard work over the past year.

CHOW Yei Ching
Chairman

Hong Kong, 3rd August, 1999

SCHEDULE OF MAJOR PROPERTIES

Particulars of major properties held by the Group are as follows:

Properties Held as Fixed Assets

Location	Usage	Approximate gross floor area sq.ft.	Lease term	Group's interest %
Singapore				
Chevalier House, 23 Genting Road, Singapore 349481	Warehousing/ Industrial	79,800	Freehold	71.1
The Blue Building, 10 Genting Road, Singapore 349473	Warehousing/ Industrial	17,000	Freehold	71.1
Canada				
4334 Kingston Road, Ontario, MIE 2M8	Office, workshop and parking space for car dealership	20,200	Freehold	100
888 Hamilton Street, Vancouver, B. C.	Hotel	86,000	Freehold	39.8
United States of America				
430 East Grand Avenue, South San Francisco, CA	Industrial/ Warehouse	38,000	Freehold	100
The People's Republic of China				
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office premises	7,200	Medium	50.1
Thailand				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office premises and showroom	21,300	Freehold	50.1

REPORT OF THE DIRECTORS

The Directors present their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 1999 to the shareholders.

Principal Activities

The principal activity of the Company is investment holding while its subsidiaries are engaged in the marketing, installation and maintenance of lifts, escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment; environmental engineering; supply and installation of building materials and equipment; sales, servicing and leasing of motor vehicles; trading; investment holding; property development and investment; sales and servicing of business machines and a wide range of voice and data communication equipment and services.

An analysis of the Group's turnover and contribution by activities is as follows:

	Turnover	Contribution to operating profit excluding exceptional items
	HK$ million	*HK$ million*
Marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering equipment	2,037	189
Supply and installation of building materials and equipment	842	69
Sales, servicing and leasing of motor vehicles	351	2
Trading of grocery goods	79	–
Property development and investment	7,203	(74)
Sales and servicing of computer, business machines, telecommunication system and maintenance services	975	36
Others	206	14
	11,693	236
Less: Operating expenses		20
		216

Principal Activities (continued)

An analysis of the Group's turnover by geographical area is as follows:

	Turnover *HK$ million*
Hong Kong	10,054
The PRC, other than Hong Kong	797
Canada	376
Singapore	273
U.S.A.	77
Thailand	107
Others	9
	11,693

Contribution to profit by geographical area has not been presented as the contribution to profit from each area is not abnormal in nature.

Results and Dividends

The results of the Group for the year ended 31st March, 1999 are set out in the consolidated profit and loss account on page 33. An interim dividend of HK2 cents was paid on 12th March, 1999 in cash with an option to elect for shares of HK$0.25 each in the Company in lieu. The Directors now recommend the payment of a final dividend of HK3 cents per share with an option to elect for shares of the Company.

Share Capital

Movements of share capital are shown in note 20 to the financial statements.

Share Option Scheme

Particulars of the share option scheme to subscribe for shares in the Company are set out in note 20 to the financial statements. No options were exercised during the year.

Reserves

Movements in reserves are set out in note 21 to the financial statements.

Fixed Assets

Movements in fixed assets are set out in note 11 to the financial statements.

Financial Summary

A financial summary of the Group is shown on page 2.

Major Customers and Suppliers

The five largest suppliers attributed 12% of the Group's purchases of the year whereas the five major customers attributed 5% of the Group's sales of the year. The largest supplier and the largest customer accounted for 5% and 3% of the Group's purchases and sales respectively. Except for the contracts with CDIL Group, CCHL Group and COAI Group as disclosed more fully in the section "Connected Transactions" below, none of the Directors, their associates or any shareholder (whom to the knowledge of the directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

Properties

Particulars of major properties of the Group are set out on page 16.

Donations

Donations for charitable and other purposes made by the Group during the year amounted to HK$4,810,000 (1998: HK$6,212,000).

Borrowings and Interest Capitalised

Bank loans and other borrowings repayable within one year or on demand are classified as current liabilities whereas those repayable within a period exceeding one year are set out in note 18 to the financial statements. Interest attributable to property development projects and contract work amounting to HK$236,713,000 has been capitalised and is included in the carrying value of the projects.

Principal Subsidiaries, Associated Companies and Jointly Controlled Entities

Particulars regarding the principal subsidiaries and associated companies are shown on pages 67 to 71. Particulars of the jointly controlled entities are set out in note 15 to the financial statements.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-Laws although there are no restrictions against such rights under the laws in Bermuda, where the Company is incorporated.

Purchase, Sale or Redemption of Securities

There was no purchase, sale or redemption of securities of the Company by the Company or any of its subsidiaries during the year.

REPORT OF THE DIRECTORS

Directors

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr. CHOW Yei Ching *(Chairman and Managing Director)*
Mr. KUOK Hoi Sang *(Deputy Managing Director)*
Mr. FUNG Pak Kwan
Mr. FUNG Wo Shun
Mr. KAN Ka Hon
Mr. WONG Kie Ngok, Alexander
Mr. TAM Kwok Wing

Independent Non-Executive Directors

Mr. LEE Tung Hai, Leo *(Retired on 23rd September, 1998)*
Mr. Iain Leonard DALE
Mr. CHENG Ming Fun, Paul *(Appointed on 23rd September, 1998)*
Mr. WONG Wang Fat, Andrew *(Appointed on 1st April, 1999)*

In accordance with the Company's Bye-Laws, Messrs KAN Ka Hon, Iain Leonard DALE, CHENG Ming Fun, Paul and WONG Wang Fat, Andrew shall retire from office at the forthcoming Annual General Meeting and, being eligible, offers themselves for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the other Executive Directors.

Directors' Interests in Contracts

Messrs CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, FUNG Wo Shun, KAN Ka Hon and TAM Kwok Wing are interested in certain transactions with CCHL, CDIL and COAI in that they are the Directors and/or have beneficial interest in CCHL, CDIL and/or COAI. Details of these contracts are more fully disclosed in the section "Connected Transactions" below.

Save as aforementioned, no other contracts of significance to which the Company or any of its subsidiaries was a party and in which a Director had a material interest subsisted at the end of the year or at any time during the year.

Connected Transactions

The Group has from time to time conducted transactions with CDIL, CCHL and COAI which are "connected persons" for the purposes of the Rules Governing the Listing of Securities ("the Listing Rules"). The Stock Exchange has granted waivers on 31st January, 1996 and 2nd April, 1997 to the Company from strict compliance with the requirements stipulated in Chapter 14 of the Listing Rules on connected transactions. Pursuant to the waivers, details of the following connected transactions which have been entered into between certain subsidiaries of CDIL, CCHL and COAI and the Group in the ordinary and usual course of business are not required to be disclosed by press notice and/or circular nor is the Company required to obtain prior independent shareholders' approval on each occasion when they arise:

1. Chevalier (Construction) Company Limited ("CCCL"), and Chevalier Construction (Hong Kong) Limited ("CCHK"), subsidiaries of CCHL, had entered into the following building work contracts with subsidiaries of the Company for its PSPS projects:

Location of properties	Property owner	Nature of work	Date of commencement	Estimated contract value	Interest attributable to the CCHL Group
				HK$	%
Tuen Mun Town Lot No. 405, Lung Mun Road, Area 18, Tuen Mun, New Territories, Hong Kong	Good Process Limited	Foundation	6th January, 1997	45,000,000	99.67
		Super-structure	5th May, 1997	880,878,000	99.67
Shau Kei Wan Inland Lot No. 839, Aldrich Bay, Hong Kong	Golden Forum Limited	Foundation	15th September, 1998	169,788,000	100

The value of works completed during the year ended 31st March, 1999 in respect of the above contracts amounted to approximately HK$494,321,000.

Connected Transactions (continued)

2. An agreement was made between CCHL and the Company whereby CCHL Group may source supply of lifts and escalators, air conditioning systems, electrical and mechanical systems, building materials and equipment and related installation services from the various subsidiaries of the Company from time to time on normal commercial terms. The Group had entered into the following connected transactions within the meaning of the Listing Rules:

Main contractor	Nature of transaction	Sub-contractor	Estimated contract value	Interest attributable to the CCHL group
			HK$	%
CCHK	Supply and installation of building materials	Chevalier (Building Supplies & Engineering) Limited ("CBS")	41,693,000	100
CCCL	Supply and installation of building materials	CBS	61,309,000	99.67
CCCL	Supply and installation of building materials	Chevalier (Aluminium Engineering) Limited	39,380,000	99.67
CCCL	Lift installation	Chevalier (HK) Limited ("CHK")	35,000,000	99.67
CCCL	Electrical installation	CHK	15,640,000	99.67

Sales and progress receipts during the year ended 31st March, 1999 in respect of the above contracts amounted to approximately HK$95,850,000.

3. The Company had entered into an administrative service agreement with CCHL under which the Company would provide accounting, treasury, electronic data processing, company secretarial and personnel management services to the CCHL group at a management fee calculated based on 0.3% of the CCHL group's annual turnover. Management fee paid by CCHL to the Company during the year ended 31st March, 1999 amounted to HK$7,740,000.

Connected Transactions (continued)

4. The following premises were leased to the Group, CCHL Group and COAI Group from the wholly-owned subsidiaries of CDIL at commercial rates:

Landlord (wholly-owned subsidiary of CDIL)	Property (usage)	Tenant	Rental for the year *HK$*
Forth Bridge Company Limited	Portion of Chevalier House (office)	CIHL	570,000
Union Pearl Development Limited	Portion of Chevalier Commercial Centre (office)	CIHL	17,981,000
		COAI	2,898,000
		CCHL	2,126,000
Winfield Development Limited	Portion of Chevalier Warehouse Building (warehouse)	CIHL	7,284,000
		COAI	167,000
		CCHL	175,000
Peak Gain Limited	Portion of Chevalier Engineering Service Centre (office/warehouse)	CIHL	11,092,000
		COAI	9,378,000
		CCHL	443,000
Proud Rich Limited	Portion of Chevalier House (office)	CIHL	2,533,000
Macont Development Inc.	14535-14583, Yonge Street, Toronto, Canada (workshop/office)	CIHL	2,308,000
YCC (Development) Company Limited	Hong Kong Industrial Centre (workshop)	CIHL	480,000
	Co-tack Industrial Building (warehouse)	CIHL	229,000
Chevalier (Development) Company Limited	Carparks at East Sun Industrial Centre	CIHL	96,000
GJ (Development) Company Limited	East Sun Industrial Centre (workshop)	CIHL	2,496,000
Open City Limited	9 Henderson Road (director quarter)	CIHL	4,560,000
Futex Development Limited	Regent Villa (resort)	CIHL	149,000
		COAI	149,000
		CCHL	149,000

During the year, rentals amounting to approximately HK$49,778,000, HK$12,592,000 and HK$2,893,000 were paid to the CDIL group by the Group, COAI group and CCHL group respectively in respect of the above leases.

5. The Group had entered into the following connected transactions as within the meaning of the Listing Rules:

Employer	Nature of transaction	Sub-contractor	Estimated Contract value *HK$*
Shanghai Chon Main Real Estate Development Co., Ltd.	Supply of Lift	Chasewide Company Limited	12,245,000
Shanghai Chon Main Real Estate Development Co., Ltd.	Lift installation	Chevalier Lifts Engineering (Shenzhen) Co. Ltd.	1,008,000

Purchases and progress payments during the year in respect of the above amount to HK$5,807,000.

Connected Transactions (continued)

The Independent Non-Executive Directors of the Company confirm that the aforesaid connected transactions conducted by the Company during the year ended 31st March, 1999 were:

(i) in the ordinary and usual course of the Company's business;
(ii) on normal commercial terms or on terms no less favourable than terms available to/from independent third parties;
(iii) fair and reasonable so far as the shareholders of the Company are concerned; and
(iv) within the relevant amounts as stipulated under the relevant waivers.

Directors' Interests in Shares and Options

As at 31st March, 1999, the interests of the Directors in the share capital and options of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein are as follows:

(a) Interests in the Company

(i) Shares

	Number of ordinary shares		
Directors	**Personal interest**	**Family interest**	**Total**
CHOW Yei Ching	543,571,227*	–	543,571,227
KUOK Hoi Sang	491,083	–	491,083
FUNG Pak Kwan	433,984	–	433,984
KAN Ka Hon	145,200	–	145,200
TAM Kwok Wing	803,483	154,374	957,857
Iain Leonard DALE	42,016	–	42,016

* *Dr. CHOW Yei Ching beneficially owned 543,571,227 shares in the Company, representing in aggregate approximately 48.74% of the issued share capital of the Company. These shares were duplicated in the paragraph "Substantial Shareholder" below.*

Directors' Interests in Shares and Options (continued)

(a) Interests in the Company (continued)

(ii) Share options

Directors	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the year	Number of shares to be issued upon exercise of the remaining options
			HK$	*HK$*		
CHOW Yei Ching	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	18,000,000
KUOK Hoi Sang	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	10,000,000
FUNG Pak Kwan	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	8,000,000
FUNG Wo Shun	4/2/1998	3/9/1998-2/9/2001	1	0.5376	–	2,200,000
KAN Ka Hon	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	2,200,000
WONG Kie Ngok, Alexander	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	1,200,000
TAM Kwok Wing	4/2/1998	4/9/1998-3/9/2001	1	0.5376	–	1,700,000

Details of the share options are set out in note 20 to the financial statements.

Directors' Interests in Shares and Options (continued)

(b) Interests in Associated Corporations

(i) Shares

Directors	Associated corporations	Number of ordinary shares			
		Personal interest	Corporate interest	Family interest	Total
CHOW Yei Ching	CDIL	44,583,816	235,229,813*	–	279,813,629
	COAI	32,000,000	497,754,666*	–	529,754,666
	CSHL	4,375,000	80,000,000*	–	84,375,000
	CCHL	41,036,489	85,377,444*	–	126,413,933
KUOK Hoi Sang	CDIL	1,000,950	–	–	1,000,950
	COAI	5,000,000	–	–	5,000,000
	CCHL	1,326,437	–	–	1,326,437
FUNG Pak Kwan	CDIL	316,000	–	–	316,000
	COAI	2,600,000	–	–	2,600,000
	CCHL	77,000	–	–	77,000
FUNG Wo Shun	CDIL	548,000	–	–	548,000
	COAI	300,000	–	–	300,000
	CCHL	295,600	–	–	295,600
KAN Ka Hon	COAI	100,000	–	–	100,000
TAM Kwok Wing	CDIL	691,005	–	–	691,005
	COAI	2,000,000	–	52,000	2,052,000
	CCHL	625,796	–	7,142	632,938

* *Dr. CHOW Yei Ching had notified CDIL, COAI, CSHL and CCHL that he was deemed to be interested in 235,229,813 shares in CDIL, 497,754,666 shares in COAI, 80,000,000 shares in CSHL and 85,377,444 shares in CCHL under the SDI Ordinance as the said shares were held by the Company in which Dr. Chow beneficially owned 543,571,227 shares, representing in aggregate approximately 48.74% of the issued share capital of the Company.*

Directors' Interests in Shares and Options (continued)

(b) Interests in Associated Corporations (continued)

(ii) Share options

Directors	Associated corporations	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the year	Number of shares to be issued upon exercise of the remaining options
				HK$	*HK$*		
CHOW Yei Ching	COAI	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	14,000,000
	CCHL	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,400,000
KUOK Hoi Sang	COAI	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	11,300,000
	CCHL	4/2/1998	3/9/1998-2/9/2001	1	0.3248	–	4,000,000
FUNG Pak Kwan	COAI	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	13,300,000
FUNG Wo Shun	COAI	4/2/1998	3/9/1998-2/9/2001	1	0.3376	–	2,300,000
KAN Ka Hon	COAI	4/2/1998	4/9/1998-3/9/2001	1	0.3376	–	2,300,000

Save as disclosed above, as at 31st March, 1999, none of the Directors of the Company nor their spouses or children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part 1 of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

No contracts of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries were entered into or subsisted during the year.

Directors' Biographies

Executive Directors

Dr. CHOW Yei Ching, Chairman and Managing Director, aged 64, is the founder of the Chevalier Group and is the Chairman of CDIL, COAI, CCHL and CSHL. He is also the Non-Executive Director of Van Shung Chong Holdings Limited and United Chinese Bank Limited. He was awarded Officer of the Most Excellent Order of the British Empire by Her Majesty, Queen Elizabeth II in 1991 and made Officer in the Order of the Crown by His Majesty, the King of the Belgians in 1993 and further made Officier de l'Ordre National du Mérite of the French Republic in 1996. Dr. Chow was also awarded The Order of the Sacred Treasure, Gold Rays with Rosette by His Majesty, the Emperor of Japan in 1998. Dr. Chow was appointed as member of Chinese People's Political Consultative Conference, Shanghai and The Selection Committee for the First Government of the HKSAR of the Mainland. In addition, Dr. Chow was awarded an Honorary Doctor Degree in Business Administration from The Hong Kong Polytechnic University in 1995 and an Honorary Degree of Doctor in Laws from The University of Hong Kong in 1997.

Mr. KUOK Hoi Sang, Deputy Managing Director, aged 49, joined the Chevalier Group in 1972 and is the Managing Director of CDIL, Director of COAI and CSHL and Vice Chairman of CCHL. He is also the President of The Lift and Escalator Contractors Association in Hong Kong, Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He was appointed as member of Chinese People's Political Consultative Conference, Guangzhou. Mr. Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Group.

Mr. FUNG Pak Kwan, Director, aged 48, joined the Chevalier Group in 1974 and is the Director of CDIL and CSHL and Managing Director of COAI. Mr. Fung is responsible for the strategic planning and management of operations of the supply, installation and after-sales services of computer systems and equipment and a wide range of voice and data communication equipment and services of the Chevalier Group. He also actively involves in the planning of property investment and development projects, environmental engineering and motor vehicle business in North America of the Group. Mr. Fung obtained a Diploma of Management Studies from The Hong Kong Management Association.

Mr. FUNG Wo Shun, Director, aged 51, joined the Chevalier Group in 1970 and is the Director of CDIL and COAI. Mr. Fung takes an active role in the management of the day-to-day operations of the insurance services, finance and leasing businesses as well as business development of the Group.

Mr. KAN Ka Hon, Director and Company Secretary, aged 48, joined the Chevalier Group in 1986 and is the Director and Company Secretary of COAI, Company Secretary of CDIL and CCHL. He is also the Non-Executive Director of Victory City International Holdings Limited. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, company secretarial and electronic data processing activities. Mr. Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in U.K. and a member of Hong Kong Society of Accountants.

Directors' Biographies (continued)

Executive Directors (continued)

Mr. WONG Kie Ngok, Alexander, Director, aged 70, joined the Chevalier Group in 1989. He is responsible for the internal audit and project development of the Chevalier Group. Mr. Wong is a member of Australian Society of Certified Public Accountants, a fellow member of The Hong Kong Society of Accountants and a fellow member of The Taxation Institute of Hong Kong.

Mr. TAM Kwok Wing, Director, aged 38, joined the Chevalier Group in 1986. Apart from his participating in running the property development and property management divisions, he is also responsible for legal affairs, general administration, human resources management, public relations and travel agency business of the Chevalier Group. Mr. Tam holds a Bachelor Degree in Laws from the Beijing University of the PRC and a Master of Arts Degree from the City University of Hong Kong. He is also fellow members of the Chartered Institute of Arbitrators, the Institute of Chartered Secretaries and Administrators in U.K. and the Hong Kong Institute of Company Secretaries.

Independent Non-Executive Directors

Mr. Iain Leonard DALE O.B.E., aged 59, was appointed to the Board in 1992. Mr. Dale is the Chairman of Henderson TR Pacific Investment Trust plc, the College of Power Technology and the Southern Asian Advisory Group of the Department of Trade and Industry in U.K. He is also the Director of Silvermines Group plc and Bowman Power Ltd. He is the member of the U.K. Foreign and Commonwealth Office Business Panel and in November 1997, he was appointed Ambassador for British Business. He also chairs the British Council's BOND Scheme which involves overseas business people in U.K. industry. He was previously Chairman of Dale Electric International plc, the power equipment group, and chaired the South East Asian Trade Advisory Group for the British Government.

Mr. CHENG Ming Fun, Paul J. P., aged 62, was appointed to the Board in 1998. Mr. Cheng is a founding partner of China Key Consultants Ltd. A former Legislative Councillor, he was also Chairman of Inchcape Pacific Limited and N M Rothschild & Sons (Hong Kong) Limited. He holds a number of non-executive directorships with listed companies in both Hong Kong and United Kingdom. An adjunct professor of Management of Organizations at the Hong Kong University of Science and Technology. Mr. Cheng is also a member of the Court of the University.

Mr. WONG Wang Fat, Andrew O.B.E. (Hon.), J.P., aged 56, was appointed to the Board in 1999. Mr. Wong is currently a member of the Legislative Council. He has been lecturing in government and public administration at The Chinese University of Hong Kong since 1970. He is also a non-executive director of New Island Printing Holdings Limited and Honorary President of the Hong Kong Corrugated Paper Manufacturers Association. Mr. Wong holds a Bachelor of Arts (Honours) degree in literature from the University of Hong Kong and a Master of Public Administration degree from the Syracuse University, U.S.A.

Retirement Schemes

The Company and certain of its subsidiaries are participating companies in the Chevalier Group Staff Provident Fund Scheme which is a defined contribution retirement scheme for its eligible employees. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to these schemes are made by both the employers and the employees at the rate of 3% to 20% on the employees' salaries. The Group's total contributions to these schemes charged to the profit and loss account during the year amounted to HK$20,075,000 against which the forfeited contributions amounting to HK$2,839,000 have been deducted. There were forfeited contributions amounting to $647,000 available at the year end date for the reduction of future employer's contributions.

Substantial Shareholder

As at 31st March, 1999, the only substantial shareholder of the Company was Dr. CHOW Yei Ching who held 543,571,227 shares representing approximately 48.74% of the issued share capital of the Company as recorded in the registers required to be kept under Section 16(1) of the SDI Ordinance.

Save as disclosed above, there were no parties who were known to the Directors to be the registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

Arrangement for Acquisition of Shares or Debentures

Except for the share option scheme adopted by the Company and the options granted to the directors, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Year 2000 Issue

The Group is well aware of the significance of the Year 2000 ("Y2K") compliance programme, which is targeted to ensure that the millennium bug does not affect the Group's operations.

As mentioned in the 1998/99 Interim Report of the Company, the Group has adopted the Y2K conformity requirements issued by the British Standards Institute as its definition of Y2K compliance. A Y2K Steering Committee has been formed with the objective to locate and identify non-Y2K compliant devices or systems as well as take appropriate actions to rectify the problem. The Y2K Steering Committee is supervised by the executive directors and consists of representatives from relevant business units, functional departments and the Electronic Data Processing Department.

The Group has adopted two approaches to address the non-Y2K compliance computer systems:

- Upgrade or replace the purchased computer hardware or software systems according to the recommendations of the vendors;
- Modify or rewrite all in-house developed software applications.

Year 2000 Issue (continued)

The Group has accomplished substantial process in its Y2K compliance programme. Most of its major computer information systems have been upgraded and replaced and are now fully Y2K compliant. The Group is in the process of formulating contingency plans to deal with any unforeseen problems that may arise during the millennium crossover. In addition, the Group has mandated the independent consultants to carry out inspection and review on the Group's computer system in order to ensure that such system is immune from potential exposure to the Y2K issue. The Directors believe that the Y2K issue will have no material impact on the operations of the Group.

The cost for the Y2K projects is considered immaterial as compared with the Group's assets and operations size. As at the date of this report, the Group did not have any material commitment in respect of the Y2K problem.

Code of Best Practice

In the opinion of the Directors, the Company has complied throughout the year with those paragraphs of the Code of Best Practice as set out in Appendix 14 of the Listing Rules with which it is required to report compliance except that the Independent Non-Executive Directors are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at each annual general meeting in accordance with the Bye-Laws of the Company.

As required by paragraph 14 of the abovesaid Code, the Company has complied with the requirement to establish an audit committee with written terms of reference which deal clearly with its authority and duties. Amongst the audit committee's principal duties are the review and supervision of the Company's financial reporting process and internal control systems.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

KUOK Hoi Sang
Deputy Managing Director

Hong Kong, 3rd August, 1999

Deloitte Touche Tohmatsu



Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

德勤·關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

TO THE MEMBERS OF **CHEVALIER INTERNATIONAL HOLDINGS LIMITED**
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 33 to 71 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 1999 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, 3rd August, 1999

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 1999

	Note	1999 HK$'000	1998 HK$'000
TURNOVER	4	**11,693,045**	7,478,088
OPERATING PROFIT	5		
Excluding exceptional items		**215,606**	349,719
Exceptional items	6	**(29,417)**	(2,981)
		186,189	346,738
SHARE OF RESULTS OF ASSOCIATED COMPANIES		**37,986**	(11,755)
SHARE OF RESULTS OF JOINTLY CONTROLLED ENTITIES		**22**	2,184
PROFIT BEFORE TAXATION		**224,197**	337,167
TAXATION	7	**(47,917)**	(60,691)
PROFIT BEFORE MINORITY INTERESTS		**176,280**	276,476
MINORITY INTERESTS		**(23,669)**	(81,307)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	8	**152,611**	195,169
DIVIDENDS	9	**(55,220)**	(98,797)
PROFIT FOR THE YEAR, RETAINED		**97,391**	96,372
EARNINGS PER SHARE	10		
Basic		**15 cents**	22 cents
Diluted		**14 cents**	22 cents

CONSOLIDATED BALANCE SHEET

AS AT 31ST MARCH, 1999

	Note	1999 HK$'000	1998 HK$'000
FIXED ASSETS	11	**530,726**	584,965
SUBSIDIARY NOT CONSOLIDATED	13	**1,105**	–
INTERESTS IN ASSOCIATED COMPANIES	14	**379,656**	659,614
INTERESTS IN JOINTLY CONTROLLED ENTITIES	15	**20,704**	30,203
OTHER INVESTMENTS	16	**46,596**	26,342
NET CURRENT ASSETS	17	**1,149,792**	3,860,867
		2,128,579	5,161,991
LONG TERM LIABILITIES	18	**(84,720)**	(3,098,824)
DEFERRED TAXATION	19	**(1,095)**	(1,095)
MINORITY INTERESTS		**(294,950)**	(315,006)
NET ASSETS		**1,747,814**	1,747,066
FINANCED BY:			
SHARE CAPITAL	20	**278,795**	256,161
RESERVES	21	**1,469,019**	1,490,905
SHAREHOLDERS' FUNDS		**1,747,814**	1,747,066

The financial statements on pages 33 to 71 were approved by the Board of Directors on 3rd August, 1999 and are signed on its behalf by:

KUOK Hoi Sang
DIRECTOR

FUNG Pak Kwan
DIRECTOR

BALANCE SHEET

AS AT 31ST MARCH, 1999

	Note	1999 *HK$'000*	1998 *HK$'000*
INTERESTS IN SUBSIDIARIES	12	**1,514,676**	1,128,874
INTERESTS IN ASSOCIATED COMPANIES	14	**74,727**	104,169
OTHER INVESTMENTS	16	**6,606**	19,638
NET CURRENT LIABILITIES	17	**(215,160)**	(284,024)
LONG TERM LIABILITIES	18	**(43,040)**	–
NET ASSETS		**1,337,809**	968,657
FINANCED BY:			
SHARE CAPITAL	20	**278,795**	256,161
RESERVES	21	**1,059,014**	712,496
SHAREHOLDERS' FUNDS		**1,337,809**	968,657

KUOK Hoi Sang
DIRECTOR

FUNG Pak Kwan
DIRECTOR

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 1999

	Note	1999 HK$'000	1998 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	22	5,844,170	230,090
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Dividends paid		(28,595)	(71,886)
Dividends received from associated companies		231,289	18,683
Dividends received from jointly controlled entities		10,000	–
Dividends paid to minority shareholders of subsidiaries		(18,116)	(34,448)
Dividends received from other investments		1,266	485
Interest received		24,326	12,579
Interest paid		(457,067)	(525,413)
Interest element of finance leases		(6)	–
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(236,903)	(600,000)
TAXATION			
Profits tax paid		(44,902)	(64,864)
INVESTING ACTIVITIES			
Purchase of fixed assets		(77,814)	(74,624)
Disposal of fixed assets		2,701	2,112
Purchase of additional interest in subsidiaries		(510)	(468,335)
Disposal of subsidiaries		–	(106,273)
Advance to subsidiary not consolidated		(589)	(6)
Purchase of additional interest in associated companies		–	(8,662)
Disposal of interest in associated companies		–	97,106
(Advance to) repayment by associated companies		(35)	73,697
Advance to jointly controlled entities		(2,743)	–
Purchase of other investments		(35,358)	(32,488)
Purchase of marketable securities		(16,597)	(73,119)
Disposal of marketable securities		21,249	77,160
Deposits with stakeholders		(21,211)	(199,158)
(Deposits) withdrawal of fixed deposits with maturity date beyond three months		(178,645)	795
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(309,552)	(711,795)
NET CASH INFLOW (OUTFLOW) BEFORE FINANCING		5,252,813	(1,146,569)
FINANCING	23		
New bank and other loans		554,412	2,778,327
Repayment of bank and other loans		(5,546,212)	(1,633,294)
(Repayment to) contribution by minority shareholders of subsidiaries		(1,504)	57,710
Issue of new shares		–	217,050
Share issue expenses		(10)	(183)
Repurchase of own shares		–	(2,223)
Capital repayment of finance leases		(65)	–
NET CASH (OUTFLOW) INFLOW FROM FINANCING		(4,993,379)	1,417,387
NET INCREASE IN CASH AND CASH EQUIVALENTS		259,434	270,818
CASH AND CASH EQUIVALENTS AT 1ST APRIL		189,856	(73,521)
Effect of changes in foreign exchange rates		(3,709)	(7,441)
CASH AND CASH EQUIVALENTS AT 31ST MARCH	24	445,581	189,856



GENERAL

The Company was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited.



ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted the following new/revised Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants:

SSAP 5 (Revised)	Earnings Per Share
SSAP 20	Related Party Disclosures
SSAP 21	Accounting for Interests in Joint Ventures
SSAP 22	Inventories
SSAP 23	Construction Contracts

The adoption of SSAP 5 (Revised) has resulted in some modifications to the basis of calculation of earnings per share and to the disclosures presented for earnings per share (see note 10). Amounts presented for the prior year have been restated to reflect the requirement of SSAP 5 (Revised).

SSAP 20 requires the disclosure of details of transactions with specified related parties (see note 28).

SSAP 21 specifies the accounting treatment to be adopted for joint ventures. In previous years, joint venture arrangements have been accounted for as associated companies. Adoption of the new standard has resulted in the separate identification of joint ventures in the financial statements. However, since the basis of accounting used for joint ventures is the same as that specified for associated companies, there has been no effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

SSAP 22 and SSAP 23 respectively specify the accounting treatment to be adopted for inventories and construction contracts. The adoption of these standards has resulted in some changes in terminology and presentation, but does not have any effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.



PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies, which have been adopted by the Group in preparing these financial statements and which conform with accounting principles generally accepted in Hong Kong, are as follows:

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, other than those excluded for the reasons referred to in note 13, made up to 31st March each year and also incorporate the Group's interests in associated companies and jointly controlled entities on the basis set out below.

Where the Group holds more than half of the issued share capital of a subsidiary, but does not control the composition of the board of directors, the financial statements of that subsidiary are not consolidated because to do so would be misleading.

The results of subsidiaries, associated companies or jointly controlled entities acquired or disposed of during the year are included in the consolidated profit and loss account as from their respective dates of acquisition or up to the dates of disposal as the case may be.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

(b) Goodwill on consolidation

Goodwill which represents the excess of purchase consideration over the fair value ascribed to the separable net assets at the date of acquisition of subsidiaries, associated companies or jointly controlled entities, is first written off to capital reserve immediately on acquisition and thereafter to retained profits. Negative goodwill, which represents the excess of the fair value ascribed to the separable net assets at the date of acquisition over the purchase consideration, is credited to reserves in the year of acquisition.

(c) Subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of its issued equity share capital, or controls more than half of the voting power or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are carried in the Company's balance sheet at cost less provision, if necessary, for any permanent diminution in value.

The Company's investment in its subsidiary not consolidated is stated in the consolidated balance sheet at cost. Results of the investment has not been accounted for using the equity method as the effect on the financial statements was immaterial.



3 PRINCIPAL ACCOUNTING POLICIES (Continued)

(d) Associated companies

An associated company is an enterprise, over which the Group is in a position to exercise significant influence in its management, including participation in financial and operating policy decisions.

The consolidated profit and loss account includes the Group's share of the post-acquisition results of its associated companies for the year. In the consolidated balance sheet, interests in associated companies are stated at the Group's share of the net assets of the associated companies.

When the Group transacts with its associated companies, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associated company, except where unrealised losses provide evidence of an impairment of the assets transferred.

The results of associated companies are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associated companies are stated at cost less provision, if necessary, for any permanent diminution in value.

(e) Jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control. Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities. The Group's share of the post-acquisition results of jointly controlled entities is included in the consolidated profit and loss account.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the joint venture, except where unrealised losses provide evidence of an impairment of the assets transferred.

(f) Other investments

Long-term investments in companies which are not subsidiaries, associated companies or jointly controlled entities are carried at cost less provision where the recoverable amount of these investments falls below the carrying value or less amortisation over the period of entitlement to income, on a straight line basis. Income from these investments is accounted for on the basis of dividends received or receivable during the year.

3 PRINCIPAL ACCOUNTING POLICIES (Continued)

(f) Other investments (continued)

Marketable securities held for short-term trading purposes are stated at the lower of cost and market value or net realisable value calculated on an individual asset basis.

(g) Fixed assets and depreciation

(i) *Investment properties*

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length. Investment properties are stated at their open market value and are revalued by independent valuers at least once every three years and, during each of the intervening years, by the Directors in consultation with qualified personnel. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance of the investment property revaluation reserve is charged to the profit and loss account. On the subsequent disposal of a revalued investment property, the attributable revaluation surplus is transferred to the profit and loss account.

No depreciation is provided on investment properties with a lease term of over 20 years. When the unexpired lease term is 20 years or less, depreciation is provided on the then carrying value over the remaining term of the lease.

(ii) *Other properties*

Properties other than investment properties are stated at their revalued amount, being the open market value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation. Such properties are revalued on an open market value basis by independent valuers or by the Directors with reference to valuations made by professional valuers whenever their carrying values differ significantly from their market values. Any surplus arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, then it is recognised as income. A decrease in net carrying amount arising on the revaluation of an asset is charged to the profit and loss account to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the disposal of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

No depreciation is provided on freehold land. Depreciation is provided on leasehold land over the remaining term of the respective leases. Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever the shorter.



PRINCIPAL ACCOUNTING POLICIES (Continued)

(g) Fixed assets and depreciation (continued)

(iii) Other fixed assets

Other fixed assets are stated at cost less accumulated depreciation. The cost of other fixed assets comprises their purchase price and any directly attributable costs of bringing the assets to their present working condition and location for their intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed assets, the expenditure is capitalised as an additional cost of the fixed assets.

Depreciation is provided on the cost of other fixed assets over their estimated useful lives after taking into account their estimated residual values, on the reducing balance basis, at the following rates per annum:–

	Initial charge upon purchase	Annual charge
Computer equipment	20%	40%
Others	20%	20%

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is written down to reflect the decline in value. In determining the recoverable amounts of fixed assets, expected future cash flows have not been discounted to their present values.

When assets are sold or retired, their costs and accumulated depreciation are removed from the financial statements. Gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceed and the carrying amount of the asset and is recognised in the profit and loss account.

(h) Properties for sale and under development

Properties held for sale are stated at the lower of cost and net realisable value. Properties under development are stated at cost less provision for loss where appropriate and, in the case where the properties have been pre-sold, plus recognised profits less sales deposits received.

Cost comprises the cost of acquisition of properties, construction costs, other direct costs and borrowing cost capitalised. Net realisable value is estimated by management based on prevailing market conditions or where a binding sales agreement is executed, by reference to the agreed selling prices.

3 PRINCIPAL ACCOUNTING POLICIES (Continued)

(i) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(j) Installation contracts

When the outcome of a contract can be estimated reliably, contract costs are charged to the profit and loss account by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the value of work carried out during the year.

When the outcome of a contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "Amounts due from customers for contract work" (as an asset) or "Amounts due to customers for contract work" (as a liability), where applicable. Amounts received before the related work is performed are included in the balance sheet as a liability. Amounts billed for work performed on a contract but not yet paid by the customers are included in the balance sheet under "Debtors, deposits and prepayments".

(k) Revenue recognition

When the outcome of an installation contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customers. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Income from properties developed for sale, where there are no pre-sales prior to completion of construction, is recognised on the execution of a binding sales agreement or when the relevant occupation permit is issued by the Authorities, whichever is the later.



PRINCIPAL ACCOUNTING POLICIES (Continued)

(k) Revenue recognition (continued)

Income from properties pre-sold prior to completion of development is recognised according to the stage of completion and is calculated by reference to the development costs incurred to date as a proportion to the estimated total development costs. Profits recognised on this basis are limited to the amount of pre-sale deposits received and subject to due allowance for contingencies.

Income from property trading is recognised on the execution of a binding sales agreement.

Income from sale of goods is recognised when goods are delivered and title to the goods has passed to the customer. Revenue is arrived at after deduction of any sales returns and discounts.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred income.

Insurance agency commission is recognised on the effective commencement or renewal dates of the related policies.

Insurance premium income is recognised over the period insured.

Interest income from bank deposits is accrued on a time basis by reference to the principal outstanding and at the interest rates applicable.

Dividend and interest income from investments is recognised when the shareholder's right to receive payment has been established.

Income from sale of listed securities is recognised on the transaction date.

Rental income and other earnings under operating leases are recognised on a straight-line basis over the terms of the respective leases.



PRINCIPAL ACCOUNTING POLICIES (Continued)

(l) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Payments on assets leased by the Group and income on fixed assets of the Group leased to third parties are dealt with in the profit and loss account on a straight-line basis over the terms of the relevant lease.

(m) Finance leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the profit and loss account over the period of the relevant lease.

(n) Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, that is, assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

(o) Foreign currency translation

The accounting records of the Group, other than those companies not operating in Hong Kong, are maintained in Hong Kong dollars. Transactions denominated in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling on the dates of transactions or at the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated into Hong Kong dollars at the rates of exchange ruling at that date. Profits and losses arising on translation are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries, associated companies and jointly controlled entities are translated at the rates ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange fluctuation reserve.



PRINCIPAL ACCOUNTING POLICIES (Continued)

(p) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.



TURNOVER

	1999 HK$'000	1998 HK$'000
Turnover represents income arising from:		
Marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering equipment	**2,037,585**	1,994,335
Building construction, civil engineering and supplies and installation of building materials and equipment	**841,882**	1,889,512
Sales, servicing and leasing of motor vehicles	**351,300**	357,234
Trading of grocery goods	**78,943**	72,464
Sale of properties	**7,189,203**	1,702,077
Property rental	**13,528**	27,755
Telecommunication, paging, technical and maintenance services	**454,517**	640,760
Sales of computers, business machines and leasing of equipment	**520,302**	637,672
Administrative services	**14,812**	7,777
Building management services	**15,705**	11,777
Securities trading and dividends	**110,573**	82,137
Bank and other deposits	**24,488**	12,624
Hotel services	**22,498**	26,971
Travel agency services and others	**17,709**	14,993
	11,693,045	7,478,088



5 OPERATING PROFIT EXCLUDING EXCEPTIONAL ITEMS

	1999 HK$'000	1998 HK$'000
Operating profit excluding exceptional items is arrived at after charging:		
Interest on bank loans, overdrafts and other loans wholly repayable within 5 years	**392,022**	560,521
Finance lease charges	**6**	–
	392,028	560,521
Less: Amount capitalised to properties under development and contract work*	**(236,713)**	(466,603)
	155,315	93,918
Depreciation on fixed assets		
Own assets	**32,157**	50,722
Assets held under finance leases	**67**	–
	32,224	50,722
Less: Amount capitalised to contract work	**(211)**	(2,332)
	32,013	48,390
Amortisation of other investments	**1,511**	–
Directors' emoluments		
Fees	**428**	150
Salaries, allowances and benefits in kind	**19,134**	17,433
Contributions to retirement scheme	**396**	344
Bonuses	**–**	–
Auditors' remuneration	**3,586**	3,435
Operating lease payments in respect of		
Leasing of premises	**83,874**	62,232
Others	**718**	91,703
	84,592	153,935
Less: Amount capitalised to contract work	**–**	(91,075)
	84,592	62,860
Exchange loss	**8,487**	4,177
Loss on disposal of fixed assets	**834**	1,116
and crediting:		
Net rental income from properties	**12,180**	16,704
Net earnings from operating leases other than rental	**411**	731
Dividend income from		
Hong Kong listed securities	**454**	470
Foreign marketable securities	**812**	15

* Interest is capitalised at an average rate of approximately 8%.



EXCEPTIONAL ITEMS

	1999 HK$'000	1998 HK$'000
Deficit on revaluation of properties	**(9,455)**	(11,253)
Provision for diminution in value on other investments	**(13,631)**	(7,597)
Staff redundancy payment	**(6,331)**	–
Profit on disposal of interests in associated companies	**–**	42,598
Exchange loss on devaluation of foreign currencies	**–**	(26,729)
	(29,417)	(2,981)



TAXATION

	1999 HK$'000	1998 HK$'000
Company and subsidiaries		
Current year Profits Tax		
Hong Kong	**36,115**	48,358
Overseas	**7,874**	9,853
Deferred taxation		
Hong Kong	**–**	1,095
	43,989	59,306
Associated companies		
Hong Kong	**1,664**	4,410
Jointly controlled entities		
Hong Kong	**2,264**	(3,025)
	47,917	60,691

Provision for Hong Kong profits tax is calculated at the rate of 16% (1998: 16.5%) on the estimated assessable profits less available tax relief for losses brought forward.

Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits.

Details of the potential deferred tax credit not provided for in the year are set out in note 19.

8 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Of the Group's profit for the year, a profit of HK$379,980,000 (1998: HK$103,258,000) has been dealt with in the financial statements of the Company and losses of HK$194,313,000 (1998: HK$19,879,000) and HK$12,242,000 (1998: profit of HK$5,208,000) are retained/sustained by the associated companies and jointly controlled entities.

9 DIVIDENDS

	1999 ***HK$'000***	1998 *HK$'000*
Interim dividend paid		
HK$0.02 per share on 1,088,235,548 shares		
(1998: HK$0.04 per share on 982,559,571 shares)	**21,765**	39,303
Final dividend proposed		
HK$0.03 per share on 1,115,181,107 shares		
(1998: HK$0.05 per share on 1,024,642,824 shares)	**33,455**	51,232
Additional dividend	–	8,262
	55,220	98,797

The amount of final dividend payable for the year ended 31st March, 1999 has been computed on the assumption that no grantees of share options will subscribe for shares prior to the record date for payment of dividend. Dividends payable would increase by approximately HK$2,193,000 if all grantees of share options exercised their rights to subscribe for shares before the closing of register of members for the current year's final dividend.

Shareholders have an option to receive new shares of the Company in lieu of cash for the interim and final dividend.

The additional dividend for the year ended 31st March, 1998 represents the final dividend for the year ended 31st March, 1997 paid on shares allotted subsequent to that date but before the closing of the register of members for such dividend.



EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	1999 HK$'000	1998 HK$'000
Earnings for the purposes of basic and diluted earnings per share	**152,611**	195,169

	1999 '000	1998 '000
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,052,253**	880,563
Effect of dilutive potential ordinary shares:		
Share options *(Note)*	**3,636**	213
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,055,889**	880,776

Note: Diluted earnings per share does not assume the exercise of certain outstanding share options as the exercise price is higher than the fair value per share.



FIXED ASSETS

	Investment properties			Other properties							Machinery, tools, transmitters and telecom-munication equipment	Furniture, fixtures, other equipment and motor vehicles		Total
	Hong Kong	Other regions of PRC	Overseas	Hong Kong		Other regions of PRC		Overseas						
	under medium-term lease	under medium-term lease	on freehold land	under long-term lease	under medium-term lease	under long-term lease	under medium-term lease	on freehold land	under long-term lease	under medium-term lease		held for own use	held for leasing	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP														
AT COST OR VALUATION														
At 1st April, 1998	6,700	7,700	371,384	10,450	12,350	24,779	24,930	24,332	20,128	6,684	50,896	121,916	4,186	686,435
Additions	–	–	331	–	2,488	7	–	–	–	–	21,753	52,588	980	78,147
Disposals	–	–	–	–	–	–	–	–	–	–	(1,040)	(8,391)	(2,878)	(12,309)
Transfer	(6,700)	–	(15,299)	(1,500)	8,200	(9,250)	9,250	15,299	–	–	7	(7)	–	–
Deficit on revaluation	–	(870)	(58,200)	(1,850)	(4,788)	(1,614)	(5,180)	(1,253)	(1,127)	(251)	–	–	–	(75,133)
Exchange adjustments	–	–	(23,340)	–	–	–	–	(454)	(1,960)	355	(208)	(1,259)	(143)	(27,009)
At 31st March, 1999	–	6,830	274,876	7,100	18,250	13,922	29,000	37,924	17,041	6,788	71,408	164,847	2,145	650,131
ACCUMULATED DEPRECIATION														
At 1st April, 1998	–	–	–	–	–	371	–	–	–	–	24,221	75,978	900	101,470
Charge for the year	–	250	75	175	309	271	1,055	1,147	488	466	7,309	19,728	951	32,224
Eliminated upon disposals	–	–	–	–	–	–	–	–	–	–	(633)	(7,082)	(1,059)	(8,774)
Eliminated upon revaluation	–	(250)	(75)	(175)	(309)	(642)	(1,055)	(1,147)	(488)	(466)	–	–	–	(4,607)
Exchange adjustments	–	–	–	–	–	–	–	–	–	–	(138)	(749)	(21)	(908)
At 31st March, 1999	–	–	–	–	–	–	–	–	–	–	30,759	87,875	771	119,405
NET BOOK VALUES														
At 31st March, 1999	–	6,830	274,876	7,100	18,250	13,922	29,000	37,924	17,041	6,788	40,649	76,972	1,374	530,726
At 31st March, 1998	6,700	7,700	371,384	10,450	12,350	24,408	24,930	24,332	20,128	6,684	26,675	45,938	3,286	584,965

An analysis of the cost and valuation of the Group's fixed assets is as follows:

	HK medium-term (inv.)	Other regions of PRC medium-term (inv.)	Overseas freehold (inv.)	HK long-term	HK medium-term	PRC long-term	PRC medium-term	Overseas freehold land	Overseas long-term	Overseas medium-term	Machinery etc.	Furniture own use	Furniture leasing	Total
At cost	–	–	–	–	–	–	–	–	–	–	71,408	164,847	2,145	238,400
At 1999 professional valuation	–	6,830	268,320	7,100	18,250	11,180	29,000	22,625	17,041	6,788	–	–	–	387,134
At 1999 directors' valuation	–	–	6,556	–	–	2,742	–	15,299	–	–	–	–	–	24,597
	–	6,830	274,876	7,100	18,250	13,922	29,000	37,924	17,041	6,788	71,408	164,847	2,145	650,131

NOTES:

(a) Certain overseas investment properties and certain other properties in other regions of PRC and overseas were revalued by the directors with reference to valuations made by independent professional valuers.

Properties in Hong Kong and other regions of PRC except as stated above and certain overseas investment properties were revalued by Knight Frank, C. Y. Leung & Company Limited. Other overseas investment properties were revalued on 31st March, 1999 by CB Richard Ellis (Pte) Limited and Cannan Properties, professional valuers.



FIXED ASSETS (Continued)

Other overseas properties were revalued by Cheong Koon Seng (CKS) Auctioneers & Valuers Pte Ltd., C.Y. Leung & Company Limited, Credit Information Bureau Inc., and Messrs Brooke Hillier Parker.

All properties were revalued on 31st March, 1999 on an open market value basis and except those valued by the directors, were revalued by independent professional valuers.

(b) Had the other properties been carried at cost less accumulated depreciation, the carrying amount as at 31st March, 1999 would have been HK$112,726,000 (1998: HK$115,776,000).

(c) Charges were created on the investment properties and other properties with carrying value of HK$241,790,000 (1998: HK$499,595,000) and HK$24,658,000 (1998: HK$15,758,000) respectively to secure bank loan and other facilities extended to the Group as disclosed in notes 18 and 26.

(d) Gross rental income derived from investment properties for the year amounted to HK$4,881,000 (1998: HK$16,765,000).

(e) The net book value of machinery, tools and equipment held under finance leases amounted to HK$266,000 (1998: Nil).



INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	1999	1998
	HK$'000	*HK$'000*
Cost of shares listed in		
Hong Kong	**122,356**	122,356
Singapore	**77,014**	77,014
Unlisted shares, at cost	**694,031**	592,940
Amounts due from subsidiaries	**1,654,709**	1,183,383
Amounts due to subsidiaries	**(985,599)**	(798,984)
	1,562,511	1,176,709
Less: Provision	**(47,835)**	(47,835)
	1,514,676	1,128,874
Market value of listed shares		
Hong Kong	**60,313**	129,620
Singapore	**103,936**	109,668

Particulars regarding the principal subsidiaries of the Group are set out on pages 67 to 69.

The Directors are of the opinion that a complete list of the particulars of all subsidiaries would be of excessive length and therefore the subsidiaries as set out are those which principally affect the results and assets of the Group.

13 SUBSIDIARY NOT CONSOLIDATED

	THE GROUP	
	1999	1998
	HK$'000	*HK$'000*
Unlisted shares, at cost	**510**	–
Amount due from subsidiary	**595**	–
	1,105	–

The investment represents the Company's 51% interest in the issued share capital of Golden Forum Limited, a private limited liability company incorporated and operating in Hong Kong. Its principal activity is property development. The financial statements of the subsidiary are not consolidated as the Company does not have control over its board of directors.

The net loss for the year and since the acquisition of the subsidiary not consolidated attributable to the Group is immaterial.

14 INTERESTS IN ASSOCIATED COMPANIES

	THE GROUP		THE COMPANY	
	1999	1998	**1999**	1998
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Share of net assets				
Associated companies listed in Hong Kong	**350,738**	627,543	**–**	–
Unlisted associated companies	**24,338**	27,526	**–**	–
Cost				
Associated companies listed in Hong Kong	**–**	–	**70,069**	99,546
	375,076	655,069	**70,069**	99,546
Amounts due from associated companies	**4,684**	4,649	**4,684**	4,649
Amounts due to associated companies	**(104)**	(104)	**(26)**	(26)
	379,656	659,614	**74,727**	104,169
Market value of listed associated companies	**193,212**	694,075	**183,532**	659,230

14 INTERESTS IN ASSOCIATED COMPANIES (Continued)

Particulars regarding the principal associated companies of the Group are set out on pages 70 to 71.

The Directors are of the opinion that a complete list of the particulars of all associated companies would be of excessive length and therefore the associated companies as set out are those which principally affect the results and assets of the Group.

15 INTERESTS IN JOINTLY CONTROLLED ENTITIES

	THE GROUP	
	1999	1998
	HK$'000	*HK$'000*
Share of net assets	**8,442**	20,684
Amounts due from jointly controlled entities	**12,262**	9,519
	20,704	30,203

Jointly controlled entities represent the Group's 50% interest in two entities both named Chevalier Biwater Joint Venture, which were formed in Hong Kong and carrying on the business of environmental engineering construction. The Group's entitlement to the share of the profit or loss of these jointly controlled entities are in proportion to its ownership interest.

16 OTHER INVESTMENTS

	THE GROUP		THE COMPANY	
	1999	1998	**1999**	1998
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong listed securities	**6,338**	19,790	**6,008**	19,638
Foreign listed bonds	**22,939**	–	**–**	–
Hong Kong unlisted debentures	**1,923**	1,301	**598**	–
Other unlisted investments	**15,396**	5,251	**–**	–
	46,596	26,342	**6,606**	19,638
Market value of listed securities				
Hong Kong listed securities	6,338	21,109	6,008	19,638
Foreign listed bonds	22,939	–	–	–



17 NET CURRENT ASSETS (LIABILITIES)

	THE GROUP		THE COMPANY	
	1999	1998	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000
CURRENT ASSETS				
Properties for sale *(note a)*				
– completed	**862,574**	60,382	–	–
– under development	–	6,503,895	–	–
Inventories *(note b)*	**277,449**	335,847	–	–
Amounts due from customers for contract work *(note c)*	**218,770**	486,746	–	–
Dividends receivable				
– subsidiaries	–	–	**11,118**	13,846
– associated companies	**7,057**	18,021	**6,758**	18,021
Debtors, deposits and prepayments	**2,132,698**	937,095	**22,282**	4,795
Hong Kong listed securities *(note d)*	**5,204**	17,307	–	–
Foreign marketable securities *(note d)*	**4,124**	2,891	–	–
Cash and bank balances *(note e)*	**1,144,958**	632,933	**143,345**	7,890
	4,652,834	8,995,117	**183,503**	44,552
CURRENT LIABILITIES				
Proposed dividend	**33,455**	51,232	**33,455**	51,232
Provision for taxation	**28,566**	30,164	**574**	2,237
Amounts due to customers for contract work *(note c)*	**70,151**	211,292	–	–
Bills payable	**191,175**	93,870	–	–
Creditors, deposits and accruals	**928,068**	803,666	**3,772**	5,354
Construction costs payable	**308,186**	69,029	–	–
Obligations under finance leases	**108**	–	–	–
Deferred service income	**37,846**	39,918	–	–
Current portion of long term liabilities				
bank loans – secured	**72,986**	61,863	**6,960**	–
– unsecured	**6,960**	31,349	–	–
other loans – unsecured	**296**	256	–	–
Short-term bank loans and overdrafts				
– secured	**1,640,582**	3,368,630	**315,152**	231,000
– unsecured	**184,663**	372,981	**38,750**	38,753
	3,503,042	5,134,250	**398,663**	328,576
	1,149,792	3,860,867	**(215,160)**	(284,024)



NET CURRENT ASSETS (LIABILITIES) (Continued)

NOTES:

(a) Properties for sale

	THE GROUP	
	1999	1998
	HK$'000	*HK$'000*
Completed	**872,623**	60,382
Under development	**–**	6,801,951
Less: Sales deposits received	**(10,049)**	(298,056)
	862,574	6,564,277

The cost of properties sold during the year was HK$7,093,956,000 (1998: HK$1,618,447,000). Included above are HK$637,000,000 (1998: HK$51,154,000) carried at net realisable value.

(b) Inventories

	THE GROUP	
	1999	1998
	HK$'000	*HK$'000*
Raw materials	**19,973**	28,809
Inventories held for resale	**208,052**	272,044
Consumable stores	**49,424**	34,994
	277,449	335,847

The cost of inventories recognised as an expense during the year was HK$1,705,548,000 (1998: HK$1,733,188,000).

Included above are inventories of HK$35,738,000 (1998: HK$14,553,000) carried at net realisable value.

(c) Amounts due from (to) customers for contract work

	THE GROUP	
	1999	1998
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred	**3,500,239**	3,306,873
Recognised profits less recognised losses	**275,482**	283,053
	3,775,721	3,589,926
Less: Progress billings	**(3,627,102)**	(3,314,472)
	148,619	275,454
Represented by:		
Due from customers included in current assets	**218,770**	486,746
Due to customers included in current liabilities	**(70,151)**	(211,292)
	148,619	275,454

17 NET CURRENT ASSETS (LIABILITIES) (Continued)

(c) **Amounts due from (to) customers for contract work** (continued)

At 31st March, 1999, retentions held by customers for contract work amounted to HK$157,502,000 (1998: HK$123,120,000). Advances received from customers for contract work amounted to HK$34,626,000 (1998: HK$10,123,000).

(d) **Market value of securities**

	THE GROUP	
	1999	1998
	HK$'000	*HK$'000*
Hong Kong listed securities	**5,204**	17,344
Foreign marketable securities	**5,185**	2,891

(e) Cash and bank balances includes cash held by stakeholders amounting to HK$255,057,000 (1998: HK$233,846,000).

18 LONG TERM LIABILITIES

	THE GROUP		THE COMPANY	
	1999	1998	**1999**	1998
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Bank loans				
– secured				
Repayable within a period of				
more than 1 year but not exceeding 2 years	**19,100**	3,029,295	**7,920**	–
more than 2 years but not exceeding 5 years	**60,012**	18,009	**35,120**	–
more than 5 years	**4,778**	3,678	**–**	–
– unsecured				
Repayable within a period of more than 2 years but not exceeding 5 years	**–**	46,875	**–**	–
Other loans - unsecured				
Repayable within a period of				
more than 1 year but not exceeding 2 years	**–**	291	**–**	–
more than 2 years but not exceeding 5 years	**670**	676	**–**	–
Obligations under finance leases				
Repayable within a period of more than 1 year but not exceeding 2 years	**160**	–	**–**	–
	84,720	3,098,824	**43,040**	–

18 LONG TERM LIABILITIES (Continued)

The bank and other loans carry interest at commercial rates and are repayable by monthly instalments, the last of which falls due in the year 2003. The secured bank loans are secured by fixed charges on properties of the Group with carrying values of HK$334,581,000 (1998: HK$3,622,324,000).

19 DEFERRED TAXATION

	1999 HK$'000	1998 HK$'000
Balance as at beginning and end of year	**1,095**	1,095

Deferred tax has been provided for the excess of tax allowances over depreciation charged to the profit and loss account.

At the balance sheet date, the major components of potential deferred tax assets not accounted for in the financial statements of the Group are as follows:

	1999 HK$'000	1998 HK$'000
Tax effect of timing differences because of		
Excess of depreciation over tax allowances	**4,684**	3,264
Unutilised tax losses	**83,234**	63,767
Other timing differences	**3,005**	2,568
	90,923	69,599
Effect of change in tax rate	**–**	(1,443)
	90,923	68,156

The amount of the unprovided tax credit for the year is as follows:

	1999 HK$'000	1998 HK$'000
Tax effect of timing differences because of		
Excess of depreciation over tax allowances	**1,403**	16,767
Unutilised tax losses	**20,923**	27,978
Other timing differences	**441**	2,359
Effect of change in tax rate	**–**	(1,443)
	22,767	45,661

There is no significant deferred tax for the Company provided or unprovided.

19 DEFERRED TAXATION (Continued)

Deferred tax has not been accounted for on the surplus or deficit arising on the revaluation of properties in Hong Kong, Thailand and Singapore as the surplus or deficit arising on the disposal of these assets would not be subject to taxation. Accordingly, the revaluation surplus or deficit does not constitute a timing difference for deferred tax purposes.

The potential deferred tax assets attributable to unutilised tax losses of foreign subsidiaries at 31st March, 1999 will expire in the following years:

	1999 HK$'000	1998 HK$'000
2000	**274**	976
2001	**313**	2,312
2002	**428**	1,141
2003	**387**	–
2004	**316**	335
2005	**491**	459
2006	**6**	94
2007	**538**	851
2008	**961**	962
2009	**1,655**	1,652
2010	**420**	416
2012	**11**	448
2013	**90**	948

20 SHARE CAPITAL

	Number of ordinary shares of HK$0.25 each '000	Nominal value HK$'000
Authorised:		
Balance at 1st April, 1998	1,300,000	325,000
Increase	400,000	100,000
Balance at 31st March, 1999	1,700,000	425,000
Issued and fully paid:		
Balance at 1st April, 1998	1,024,643	256,161
Issue of shares in lieu of cash dividends	90,538	22,634
Balance at 31st March, 1999	1,115,181	278,795



SHARE CAPITAL (Continued)

NOTES:

(a) Authorised and issued share capital

Pursuant to an ordinary resolution passed on 23rd September, 1998, the Company's authorised share capital was increased from HK$325,000,000 to HK$425,000,000 by the creation of 400,000,000 new ordinary shares of HK$0.25 each.

During the year, 63,592,724 shares and 26,945,559 shares were issued in lieu of cash dividends payable to the shareholders at prices of HK$0.494 and HK$0.482 per share respectively, giving a total consideration of approximately HK$44,403,000.

(b) Share option scheme

A Share Option Scheme for the benefit of full-time employees of the Company and its subsidiaries was approved and adopted in 1991 under which Directors may invite full-time employees, including Executive Directors, to take up options to subscribe for an aggregate of not more than 10% of the total number of shares in issue at a subscription price of not less than 80% of the average last dealt prices of the Company's shares on the five business days last preceding the offer date or the nominal value of these shares, whichever is the greater. No option may be exercised earlier than six months or later than three and a half years after it has been accepted and no option may be granted after 6th October, 2001 and to any one person when if exercised in full by that person would result in the total number of shares issued to that person exceeding 25% of the aggregate number of the shares in respect of which options are granted.

Particulars of the options exercised during the year are as follows:

	Number of shares issuable under option				
Price per share payable on exercise of option HK$	**Outstanding at beginning of year**	**Granted during the year**	**Exercised during the year**	**Cancelled**	**Outstanding at end of year**
0.5376	46,900,000	–	–	–	46,900,000
0.6464	22,504,000	3,696,000	–	–	26,200,000
0.86	650,000	–	–	(650,000)	–

The consideration payable by each of the grantees for each lot of options granted was HK$1. Exercise of the outstanding options in full would, under the present capital structure of the Company, result in the issue of 73,100,000 additional shares of HK$0.25 each and the receipt by the Company of approximately HK$42,149,000 in cash.



RESERVES

THE GROUP

	Share premium	Capital reserve	Capital redemption reserve	Property revaluation reserve: Investment properties	Property revaluation reserve: Other properties	Exchange fluctuation reserve	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1st April, 1998	518,492	83,178	7,526	187,467	14,040	(3,412)	683,614	1,490,905
Issue of new shares	21,768	–	–	–	–	–	–	21,768
Share issue expenses	(10)	–	–	–	–	–	–	(10)
Net (deficit) surplus on revaluation of properties	–	–	–	(46,427)	1,890	–	–	(44,537)
Retained profit for the year	–	–	–	–	–	–	97,391	97,391
Deficit on translation of financial statements of foreign subsidiaries	–	–	–	–	–	(10,437)	–	(10,437)
Share of reserves in associated companies	–	–	–	(86,233)	–	172	–	(86,061)
Balance at 31st March, 1999	540,250	83,178	7,526	54,807	15,930	(13,677)	781,005	1,469,019

Including share of reserves retained in associated companies and jointly controlled entities.

	Share premium	Capital reserve	Capital redemption reserve	Investment properties	Other properties	Exchange fluctuation reserve	Retained profits	Total
Associated companies								
At 31st March, 1999	–	77,492	–	6,895	–	1,753	20,345	106,485
At 31st March, 1998	–	77,492	–	93,128	–	1,581	214,658	386,859
Jointly controlled entities								
At 31st March, 1999	–	–	–	–	–	–	8,441	8,441
At 31st March, 1998	–	–	–	–	–	–	20,683	20,683

THE COMPANY

	Share Premium	Contributed surplus	Capital redemption reserve	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1st April, 1998	311,873	95,185	7,526	297,912	712,496
Issue of new shares	21,768	–	–	–	21,768
Share issue expenses	(10)	–	–	–	(10)
Profit for the year	–	–	–	379,980	379,980
Dividends *(note 9)*	–	–	–	(55,220)	(55,220)
Balance at 31st March, 1999	333,631	95,185	7,526	622,672	1,059,014

Contributed surplus arises from the acquisition of subsidiaries, associated companies and jointly controlled entities being the difference of the value of net assets acquired and the nominal amount of the Company's shares issued for their acquisition. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is distributable to shareholders.

At the balance sheet date, the Company's reserves available for distribution to shareholders amounted to HK$717,857,000 (1998: HK$393,097,000).

22 RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	1999 HK$'000	1998 HK$'000
Profit before taxation	**224,197**	337,167
Share of results of associated companies	**(37,986)**	11,755
Share of results of jointly controlled entities	**(22)**	(2,184)
Interest income	**(24,488)**	(12,624)
Interest expenses	**155,309**	93,918
Dividend income from other investments	**(1,266)**	(485)
Finance lease charges	**6**	–
	91,553	90,380
Operating profit before interest, dividends and taxation	**315,750**	427,547
Depreciation	**32,013**	48,390
Loss on disposal of fixed assets	**834**	1,116
Deficit on revaluation of properties	**9,455**	11,253
Amortisation of other investments	**1,511**	–
Profit on disposal of interests in associated companies	**–**	(42,598)
Loss on disposal of marketable securities	**4,606**	1,950
Exchange loss on devaluation of foreign currencies	**–**	26,729
Provision for loss on other investments	**13,631**	7,597
Provision for loss on marketable securities	**1,702**	–
Decrease (increase) in properties for sale	**5,941,879**	(529,575)
Decrease in inventories	**55,139**	206,439
Decrease in amounts due from customers for contract work	**273,412**	104,800
Increase in debtors, deposits and prepayments	**(1,204,352)**	(145,602)
(Decrease) increase in amounts due to customers for contract work	**(141,141)**	140,040
Increase (decrease) in bills payable	**97,186**	(88,712)
Increase in creditors, deposits and accruals	**195,566**	33,925
Increase in construction costs payable	**239,157**	10,257
(Decrease) increase in deferred service income	**(2,072)**	11,681
Exchange difference	**9,894**	4,853
	5,528,420	(197,457)
Net cash inflow from operating activities	**5,844,170**	230,090

23 ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Bank and other loans	Share capital and premium	Obligations under finance leases	Minority interests	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Financing at 1st April, 1998	6,724,672	774,653	–	315,006	7,814,331
Net cash outflow from financing	(4,991,800)	(10)	(65)	(1,504)	(4,993,379)
Issue of shares in lieu of cash dividends	–	44,402	–	–	44,402
Share of profits and reserves by minority shareholders of subsidiaries	–	–	–	(436)	(436)
Dividends paid to minority shareholders of subsidiaries	–	–	–	(18,116)	(18,116)
Inception of finance leases	–	–	333	–	333
Effect of changes in foreign exchange rates	(8,500)	–	–	–	(8,500)
Financing at 31st March, 1999	1,724,372	819,045	268	294,950	2,838,635

24 ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

	1999	1998
	HK$'000	*HK$'000*
Cash and bank balances	**711,256**	399,087
Short-term bank loans and overdrafts	**(265,675)**	(209,231)
	445,581	189,856

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance.

25 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Particulars of the emoluments paid to the Directors of the Group are set out in note 5.

Apart from the Directors' fees of HK$428,000 (1998: HK$150,000) paid, no other emoluments were paid to the Independent Non-executive Directors.

Emoluments of the Directors fall within the following bands:

	Number of Directors	
	1999	1998
Bands		
HK$0 – HK$1,000,000	**4**	2
HK$1,000,001 – HK$1,500,000	**3**	4
HK$1,500,001 – HK$2,000,000	**2**	2
HK$2,500,001 – HK$3,000,000	**1**	–
HK$9,000,001 – HK$9,500,000	**1**	1

One director waived the fee of HK$200,000 payable to him for the year ended 31st March, 1998.

The five highest paid individuals included three (1998: three) directors whose emoluments are disclosed above. The total emoluments of the other two highest paid individuals were as follows:–

	1999	1998
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	**3,254**	3,089
Contributions to retirement scheme	**75**	70
Benefits from the exercise of share options granted by a former subsidiary	**–**	287
Bonuses	**–**	–
	3,329	3,446

The emoluments of the two highest paid individuals fall within the band HK$1,500,001 – HK$2,000,000.

26 BANKING FACILITIES AND CHARGES ON ASSETS

Other than that disclosed in note 18, short-term bank loans, overdrafts and other banking facilities of HK$1,640,582,000 (1998: HK$3,368,630,000) utilised at the balance sheet date are secured by charges on certain properties and other assets of the Group with total carrying values of HK$913,653,000 (1998: HK$3,742,695,000).

27 COMMITMENTS AND CONTINGENT LIABILITIES

As at the balance sheet date, the Company and the Group had the following contingent liabilities and commitments:

(a) The Company had contingent liabilities in respect of counter-indemnities given to bankers for their guarantees amounting to approximately HK$328,950,000 (1998: HK$87,450,000) issued in respect of the Group's performance for maintenance and remedial work for Private Sector Participation Scheme projects completed by the Group.

(b) The Company issued guarantees for banking facilities utilised and performance bonds extended to its subsidiaries and associated companies amounting to HK$1,135,958,000 (1998: HK$3,727,345,000) and HK$431,888,000 (1998: HK$600,904,000) respectively.

(c) Annual commitments in respect of leasing of premises payable within the next year under non-cancellable operating leases are as follows:

	THE GROUP		THE COMPANY	
	1999	1998	**1999**	1998
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Leases which expire:				
Within one year	**11,556**	15,733	**465**	42
In the second to fifth years inclusive	**62,216**	74,253	**29,843**	30,148
Over five years	**1,252**	1,252	**–**	–
	75,024	91,238	**30,308**	30,190

(d) The Group had contingent liabilities for long service payments to employees who have completed the required number of years of service and under the Employment Ordinance to be eligible for long service payments on termination of their employment under certain circumstances amounting to approximately HK$34,000,000 (1998: HK$31,000,000).

(e) Two contractors made claims to a jointly controlled entity for amounts totalling HK$141,000,000 (of which HK$95,000,000 is from a jointly controlled entity of CCHL). Based on legal opinions, these claims are considered to be largely unsubstantiated and excessive. The jointly controlled entity had lodged counter-claims against and has been negotiating with its employer. Since the effect of the possible loss to the Group is immaterial, no provision has been made in respect thereof.

28 RELATED PARTY TRANSACTIONS

The Company's non-wholly owned subsidiary, Chevalier (OA) International Limited ("COAI") and Chevalier Singapore Holdings Limited ("CSHL"), the Company's associated companies, Chevalier Construction Holdings Limited ("CCHL") and Chevalier Development International Limited ("CDIL"), and their respective subsidiaries, associated companies and jointly controlled entities are regarded as related parties for the purpose of SSAP 20. Details of the material transactions with these companies are as follows:

(a) On 1st April, 1998, the Company entered into a management agreement with CDIL, under which the Company shall provide company secretarial, accounting, treasury, electronic data processing, personnel and property management services to the CDIL group for a term of one year to 31st March, 1999 at a management fee of HK$2,000,000 (1998: HK$2,000,000).

(b) On 28th March, 1998, the Company's wholly-owned subsidiary, Chevalier (HK) Limited ("CHKL") entered into a management agreement with COAI, under which CHKL shall provide company secretarial, accounting, electronic data processing, personnel and property management services to the COAI group for a term of one year to 31st March, 1999 at a management fee calculated at the rate of 0.5 per cent of the annual turnover of the COAI group, excluding those of its overseas subsidiaries. Management fees received from the COAI group under this agreement amounted to HK$4,870,000 (1998: HK$6,433,000) for the year ended 31st March, 1999.

(c) On 1st April, 1998, the Company entered into an agreement with CCHL, under which the Company shall provide accounting, treasury, electronic data processing, company secretarial and personnel management services to the CCHL group for a term of one year ended on 31st March, 1999 at a management fee calculated at the rate of 0.3% of the aggregate annual turnover of the operating subsidiaries of CCHL. Management fee received from the CCHL group under this agreement for the year ended 31st March, 1999 amounted to HK$7,740,000 (1998: HK$4,686,000).

(d) During the year, the Group paid rentals determined with reference to market rates amounting to approximately HK$62,370,000 (1998: HK$59,699,000) to the CDIL group for the use of the CDIL group's premises.

28 RELATED PARTY TRANSACTIONS (Continued)

(e) During the year, the Company's wholly-owned subsidiaries received storage rentals and delivery charges amounting to approximately HK$7,502,000 (1998: HK$8,125,000) and HK$3,598,000 (1998: HK$3,696,000) respectively from the COAI group for premises occupied and services provided. The charges are determined at rates approximate to the Group's cost of providing the premises and services.

(f) An agreement was entered into between CIHL and CCHL whereunder the Company would invite the CCHL group to participate in the construction work in relation to building development projects of the Group at consideration determined with reference to market rates, so long as CCHL remains an associated company of the Company. Construction work done by the CCHL group during the year and construction costs payable as at the balance sheet date amounted to HK$494,321,000 (1998: HK$482,656,000) and HK$144,610,000 (1998: HK$122,417,000) respectively.

(g) An agreement was made between the Company and CCHL whereby the CCHL group may purchase building materials and electrical and mechanical equipment and systems as may be supplied by the Group from time to time at consideration determined with reference to market rates. Value of work done and supplies made to the CCHL group during the year and the amount receivable as at the balance sheet date amounted to HK$95,850,000 (1998: HK$18,346,000) and HK$9,933,000 (1998: HK$10,797,000) respectively.

(h) During the year, the Company's wholly-owned subsidiaries sold equipment parts and accessories of HK$8,068,000 (1998: HK$6,070,000) to CSHL at consideration determined with reference to market rates.

(i) One of the Company's subsidiaries entered into an agreement with the CDIL group for the management and consultancy services provided to its property development projects. Consultancy fee which was calculated based on the Group's cost of the provision of these services amounted to HK$3,846,000 (1998: Nil).

Apart from the above, the Group made loans to associated companies and jointly controlled entities during the year. The loan balances with these companies are unsecured, non-interest bearing or bearing interest at commercial rates and without fixed terms of repayment and the outstanding balances at 31st March, 1999 are disclosed in note 12, 14 and 15.

29 SUBSEQUENT EVENT

Subsequent to 31st March, 1999, the Company disposed of its interest in a subsidiary, details of which are disclosed in note 13, to the other shareholder of the subsidiary at a consideration of HK$105,672,000.

Name of companies	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/ registered capital	No. of shares	Held by Company	Held by subsidiary	Principal activities
					%	%	
Chevalier (OA) International Limited (listed on The Stock Exchange of Hong Kong Limited)	Bermuda/ Hong Kong	Ordinary	HK$82,821,756	828,217,558	31.9	18.2	Investment holding
Chevalier (HK) Limited	Hong Kong	Ordinary	HK$143,085,000	572,340,000	100	–	Marketing, installation and maintenance of lifts, escalators and air-conditioning systems, supply and servicing of power equipment and industrial equipment and share investment
Chevalier Singapore Holdings Limited (listed on the Mainboard of The Stock Exchange of Singapore Limited)**	Singapore	Ordinary	S$22,500,000	112,500,000	71.1	–	Marketing, installation and maintenance of lifts
Chevalier (Insurance Brokers) Limited	Hong Kong	Ordinary	HK$1,000,000	1,000,000	100	–	Insurance brokerage
Chevalier Insurance Company Limited	Hong Kong	Ordinary	HK$100,000,000	100,000,000	100	–	Insurance business
Chevalier (Aluminium Engineering) Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 –	Supply and installation of aluminium building materials and curtain walls
Chevalier (Business Machines) Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Trading of office equipment
Chevalier (Building Supplies & Engineering) Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 –	Supply and installation of building materials and trading of forklift trucks and generators
Chevalier (Computer) Limited	Hong Kong	Ordinary	HK$100,000	100,000	–	50.1	Trading and servicing of computer system and equipment
Chevalier (E & M Contracting) Limited	Hong Kong	Ordinary	HK$26,900,000	26,900,000	–	100	Electrical and mechanical contractor
Chevalier (Envirotech) Limited	Hong Kong	Ordinary	HK$9,100,000	9,100,000	–	100	Environmental engineering
Chevalier (Internet) Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Provision of internet services
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	–	50.1	Trading of computer and office equipment
Chevalier (OA) Services Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Maintenance services
Chevalier (Paging Services) Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Paging services
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Installation of satellite antennae

Name of companies	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/ registered capital	No. of shares	Held by Company	Held by subsidiary	Principal activities
					%	%	
Chevalier (TelePoint) Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	–	50.1	Trading and telecommunication services
Chevalier (Travel Agency) Limited	Hong Kong	Ordinary	HK$1,500,000	15,000	–	100	Travel agency
Chevalier Automobiles Inc.**	Canada	Common	C$100	100	–	100	Sales and servicing of automobiles
Chevalier Chrysler Inc.**	Canada	Common	C$101	200	–	100	Sales and servicing of automobiles
Chevalier Development (S) Pte. Limited**	Singapore	Ordinary	S$2,500,000	2,500,000	–	71.1	Property investment
Chevalier Engineering (S) Pte. Limited**	Singapore	Ordinary	S$500,000	500,000	–	71.1	Installation and maintenance of lifts
Chevalier Imports Inc.**	Canada	Common	C$100	100	–	100	Sales and servicing of automobiles
Chevalier International (U.S.A.) Inc.**	U.S.A.	Common	US$100,000	100,000	–	100	Grocery trading
Chevalier Lifts Engineering (Shenzhen) Company Limited**	The People's Republic of China	Not applicable	RMB10,886,572	Not applicable	–	100	Installation and maintenance of lifts
Chevalier OA (China) Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Trading of computer and office equipment
Chevalier OA (S) Pte. Limited**	Singapore	Ordinary	S$500,000	500,000	–	50.1	Trading of office equipment
Chevalier OA (Thailand) Company Limited**#	Thailand	Ordinary Preference	BAHT3,980,000 BAHT1,020,000	39,800 10,200	– –	50.1 23.5	Trading of computer and office equipment
Chevalier Office Automation Services (Shenzhen) Company Limited**	The People's Republic of China	Not applicable	HK$1,800,000	Not applicable	–	50.1	Maintenance services
Chevalier Shop Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Trading of telecommunication equipment
Chevalier Telecom (Thailand) Company Limited**	Thailand	Ordinary	BAHT5,000,000	50,000	–	50.1	Trading of telecommunication equipment
Companhia de Elevadores Chevalier (Macau) Limiteda**	Macau	Ordinary	Patacas100,000	100	–	100	Installation and maintenance of lifts
Elevator Parts Engineering Company Limited	Hong Kong	Ordinary	HK$400,000	40,000	–	100	Marketing, installation and maintenance of lifts
Gold Express Development Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 –	Property development

PRINCIPAL SUBSIDIARIES

Name of companies	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/ registered capital	No. of shares	Held by Company	Held by subsidiary	Principal activities
					%	%	
Good Process Limited	Hong Kong	Ordinary	HK$149	149	–	100	Property development
		Deferred	HK$51	51	–	–	
Goodkent Limited	Hong Kong	Ordinary	HK$100	100	–	100	Property development
		Deferred	HK$2	2	–	–	
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	–	50.1	Property investment and share dealing
Macleh (Chevalier) Limited**	Canada	Common	C$10,100	10,100	–	100	Sales and servicing of automobiles and property development
Oriental Sharp Limited	Hong Kong	Ordinary	HK$149	149	–	100	Property development
		Deferred	HK$51	51	–	–	
Rich Fortress Limited	Hong Kong	Ordinary	HK$100	100	–	100	Property management
		Deferred	HK$1,002	1,002	–	–	
Sup Aswin Limited**	Thailand	Ordinary	BAHT15,000,000	150,000	–	50.1	Property investment
Talent Luck Limited	Hong Kong	Ordinary	HK$149	149	–	100	Property development
		Deferred	HK$51	51	–	–	
757040 Ontario Limited**	Canada	Common	C$10	10	–	100	Property investment

Every four preference shares of this company carry one vote and all such shares have no right to participate in the distribution of surplus assets in case of winding- up or profits in excess of 10% for any one financial year.

** *Not audited by Deloitte Touche Tohmatsu.*

Note : All deferred shares are non-voting

PRINCIPAL ASSOCIATED COMPANIES

Name of associated companies	Place or country of incorporation or registration/ operation	Class of shares held	Held by Company	Held by subsidiary	Principal activities
			%	%	
Chevalier (Civil Engineering) Limited	Hong Kong	Ordinary Deferred	– –	37.3 –	Civil engineering
Chevalier (Construction) Company Limited	Hong Kong	Ordinary	–	37.2	Building construction
Chevalier Construction Holdings Limited (listed on The Stock Exchange of Hong Kong Limited)	Bermuda/ Hong Kong	Ordinary	30	7.3	Investment holding
Chevalier Construction (Hong Kong) Limited	Hong Kong	Ordinary Deferred	– –	37.3 –	Building construction
Chevalier Civil Engineering (Hong Kong) Limited	Hong Kong	Ordinary	–	37.3	Civil engineering
Chevalier MLD Leasing Company Limited**	Hong Kong	Ordinary	–	50	Finance, leasing and hire purchase financing
Chevalier Development International Limited (listed on The Stock Exchange of Hong Kong Limited)	Bermuda/ Hong Kong	Ordinary	36.6	1.6	Investment holding
Chonmain Development Limited	Hong Kong/ The People's Republic of China	Ordinary	–	30.6	Investment holding
Forth Bridge Company Limited	Hong Kong	Ordinary Deferred	– –	38.2 39.2	Property investment
Futex Development Limited**	Hong Kong	Ordinary	–	38.2	Property investment and development
Chevalier (Development) Company Limited**	Hong Kong	Ordinary Deferred	– –	38.2 –	Investment holding and property investment
GJ (Development) Company Limited**	Hong Kong	Ordinary Deferred	– –	38.2 100	Property investment
Lac Kar Investment Company Limited	Hong Kong	Ordinary	–	38.2	Investment holding and property investment
Macont Developments Inc.**	Canada	Common	–	38.2	Property investment

PRINCIPAL ASSOCIATED COMPANIES

Name of associated companies	Place or country of incorporation or registration/ operation	Class of shares held	Held by Company	Held by subsidiary	Principal activities
			%	%	
Macscarboro Developments Inc.**	Canada	Common	–	38.2	Property investment
Matterhorn Properties Limited	The British Virgin Islands/ Hong Kong	Ordinary	–	38.2	Property investment
Open City Limited	Hong Kong	Ordinary	–	38.2	Property investment
Peak Gain Limited**	Hong Kong	Ordinary	–	38.2	Property investment
Proud Rich Limited**	Hong Kong	Ordinary Deferred	– –	38.2 100	Property investment and trading of securities
Shanghai Chon Main Real Estate Development Company Limited**	The People's Republic of China	Not applicable	–	24.4	Property development
Union Pearl Development Limited	Hong Kong	Ordinary	–	38.2	Property investment and development
Winfield Development Limited**	Hong Kong	Ordinary	–	38.2	Property investment
Xinyang Chevalier Hotel Limited**	The People's Republic of China	Not applicable	–	26.7	Hotel operation
YCC (Development) Company Limited**	Hong Kong	Ordinary Deferred	– –	38.2 100	Property investment
United O.A. Limited**	Hong Kong	Ordinary	–	20.5	Trading of office equipment

** Not audited by Deloitte Touche Tohmatsu.

Note: All deferred shares are non-voting

EXTRACTS OF FINANCIAL STATEMENTS OF PRINCIPAL ASSOCIATED COMPANIES

The following information is extracted from the 1999 published financial statements of Chevalier Development International Limited, a principal associated company:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 1999

	1999 *HK$'000*	1998 *HK$'000*
TURNOVER	**243,328**	3,421,965
DEPRECIATION LESS AMOUNT CAPITALISED OF HK$NIL (1998: HK$2,332,000)	**6,284**	21,692
OPERATING PROFIT EXCLUDING EXCEPTIONAL ITEMS	**166,280**	142,882
EXCEPTIONAL ITEMS	**(13,549)**	33,957
OPERATING PROFIT OF THE GROUP	**152,731**	176,839
SHARE OF RESULTS OF AN ASSOCIATED COMPANY	**(277)**	873
SHARE OF RESULTS OF JOINTLY CONTROLLED ENTITIES	**(1,016)**	1,030
PROFIT BEFORE TAXATION	**151,438**	178,742
TAXATION	**2,753**	23,478
PROFIT AFTER TAXATION	**148,685**	155,264
MINORITY INTERESTS	**4,955**	(554)
PROFIT FOR THE YEAR	**153,640**	154,710
DIVIDENDS	**572,847**	185,834

EXTRACTS OF FINANCIAL STATEMENTS OF PRINCIPAL ASSOCIATED COMPANIES

CONSOLIDATED BALANCE SHEET

AS AT 31ST MARCH, 1999

	1999 HK$'000	1998 HK$'000
FIXED ASSETS	**795,141**	1,042,530
PROPERTIES UNDER DEVELOPMENT	**6,669**	7,903
INTEREST IN AN ASSOCIATED COMPANY	**48,651**	48,928
INTERESTS IN JOINTLY CONTROLLED ENTITIES	**12,703**	15,311
OTHER INVESTMENTS	**1**	600,683
NET CURRENT ASSETS	**336,342**	300,889
	1,199,507	2,016,244
DEDUCT:		
LONG TERM LIABILITIES	**327,542**	495,132
MINORITY INTERESTS	**64,868**	69,458
NET ASSETS	**807,097**	1,451,654
FINANCED BY:		
SHARE CAPITAL	**61,596**	61,596
RESERVES	**745,501**	1,390,058
SHAREHOLDERS' FUNDS	**807,097**	1,451,654

EXTRACTS OF FINANCIAL STATEMENTS OF PRINCIPAL ASSOCIATED COMPANIES

The following information is extracted from the 1999 published financial statements of Chevalier Construction Holdings Limited, a principal associated company:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 1999

	1999 *HK$'000*	1998 *HK$'000*
TURNOVER	**2,579,913**	3,052,506
DEPRECIATION LESS AMOUNT CAPITALISED OF HK$6,606,000 (1998: HK$5,000,000)	**890**	891
OPERATING LOSS OF THE GROUP	**(89,004)**	(16,148)
SHARE OF RESULTS OF ASSOCIATED COMPANIES	**4,033**	(455)
SHARE OF RESULTS OF JOINTLY CONTROLLED ENTITIES	**7,727**	9,020
LOSS BEFORE TAXATION	**(77,244)**	(7,583)
TAXATION	**963**	4,729
LOSS AFTER TAXATION	**(78,207)**	(12,312)
MINORITY INTERESTS	**22**	(34)
LOSS FOR THE YEAR	**(78,185)**	(12,346)
DIVIDENDS	–	2,290

EXTRACTS OF FINANCIAL STATEMENTS OF PRINCIPAL ASSOCIATED COMPANIES

CONSOLIDATED BALANCE SHEET

AS AT 31ST MARCH, 1999

	1999 *HK$'000*	1998 *HK$'000*
FIXED ASSETS	**22,852**	24,919
INTERESTS IN ASSOCIATED COMPANIES	**26,748**	3,295
INTERESTS IN JOINTLY CONTROLLED ENTITIES	**(3,717)**	11,330
NET CURRENT ASSETS	**32,804**	117,350
	78,687	156,894
MINORITY INTERESTS	**(447)**	(469)
NET ASSETS	**78,240**	156,425
FINANCED BY:		
SHARE CAPITAL	**22,900**	22,900
RESERVES	**55,340**	133,525
SHAREHOLDERS' FUNDS	**78,240**	156,425

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 23rd September, 1999 at 10:45 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 1999.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "**THAT**:

 (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

 (b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such powers after the end of the Relevant Period;

 (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of rights of subscription or conversion under the terms of any warrant or other securities issued by the Company carrying a right to subscribe for shares of the Company or (iii) the exercise of subscription rights under any share option scheme of the Company or (iv) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

 (d) for the purposes of this Resolution and the Resolution 6:

 "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

 (i) the conclusion of the next Annual General Meeting of the Company;

 (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

 (iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

 "Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

 (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

 (b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 27 August, 1999

Notes:

(a) *A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.*

(b) *In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.*

(c) *The Register of Members of the Company will be closed from Friday, 17th September, 1999 to Thursday, 23rd September, 1999, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Thursday, 16th September, 1999.*